

Joseph L. Hooley
Chairman
April 5, 2019

Dear Shareholder:

We cordially invite you to attend the 2019 annual meeting of shareholders of State Street Corporation. The meeting will be held at One Lincoln Street, 36th Floor, Boston, Massachusetts, on May 15, 2019, at 9:00 a.m. Eastern Time. The proxy statement and annual meeting provide an important opportunity for us to communicate with you as shareholders, and for you to communicate with us, on important topics such as our performance, corporate governance, the effectiveness of the Board of Directors and executive compensation. Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying notice of annual meeting and proxy statement. Whether or not you plan to attend the meeting, please carefully review the enclosed proxy statement and then cast your vote. We urge you to vote regardless of the number of shares you hold. To be sure that your vote will be received in time, please cast your vote by your choice of available means at your earliest convenience. Your vote is very important to us.

2018 marked the implementation of our CEO succession plan, and while I will be presiding at the 2019 annual meeting as Chairman of the Board, Ron O'Hanley will be joining me as our new Chief Executive Officer. It has been a privilege serving State Street and helping the Company evolve and grow over the past three decades, and it has been an honor leading this great organization for close to nine years. I am confident that with Ron's leadership, State Street will continue its proud history of building a better future for the people and institutions we serve.

We look forward to seeing you at the annual meeting. Your continued interest in State Street is very much appreciated.

Sincerely,

(signature)

> **PLEASE NOTE:** If you plan to attend the meeting, please allow time for registration and security clearance. You will be asked to present valid picture identification acceptable to our security personnel, such as a driver's license or passport. If your State Street shares are held in "street name" through a broker, bank or other nominee, you should also bring proof of beneficial ownership (for further details, see "Meeting Admission" in the attached *Notice of State Street Corporation 2019 Annual Meeting of Shareholders*). For security purposes, you and your bags are subject to search prior to your admittance to the meeting, and no cameras, recording equipment, mobile phones or other electronic devices, large bags or packages are permitted in the meeting. Public fee-based parking is available at State Street's headquarters at One Lincoln Street (entrance from Kingston Street). Other public fee-based parking near One Lincoln Street is available at the Hyatt Hotel (entrance from Avenue de LaFayette). South Station is the closest MBTA station to One Lincoln Street.

State Street Corporation
One Lincoln Street
Boston, MA 02111-2900



NOTICE OF STATE STREET CORPORATION 2019 ANNUAL MEETING OF SHAREHOLDERS

Date	May 15, 2019
Time	9:00 a.m., Eastern Time
Place	One Lincoln Street, 36th Floor, Boston, Massachusetts
Purpose	1. To elect 12 directors
	2. To approve an advisory proposal on executive compensation
	3. To ratify the selection of Ernst & Young LLP as State Street's independent registered public accounting firm for the year ending December 31, 2019
	4. To act upon such other business as may properly come before the meeting and any adjournments thereof
Record Date	The directors have fixed the close of business on March 8, 2019, as the record date for determining shareholders entitled to notice of and to vote at the meeting.
Meeting Admission	If you plan to attend the meeting, please allow time for registration and security clearance. You will be asked to present valid picture identification acceptable to our security personnel, such as a driver's license or passport. If your State Street shares are held in "street name" through a broker, bank or other nominee, your name does not appear on our list of shareholders, and these proxy materials are being forwarded to you by your broker, bank or other nominee. If you hold in "street name" and wish to attend the annual meeting, in addition to a valid form of picture identification, you will be required to present a letter or account statement showing that you were a beneficial owner of our shares on the record date. For security purposes, you and your bags are subject to search prior to your admittance to the meeting. In addition, cameras, recording equipment, mobile phones or other electronic devices, large bags or packages will not be permitted in the meeting.
Voting by Proxy	Please submit a proxy card or, for shares held in "street name," voting instruction form, as soon as possible, so your shares can be voted at the meeting. You may submit your proxy card or voting instruction form by mail. If you are a registered shareholder, you may also vote electronically by telephone or over the Internet by following the instructions included with your proxy card or notice of Internet availability of proxy materials. If your shares are held in "street name," you will receive instructions for the voting of your shares from your broker, bank or other nominee, which may permit telephone or Internet voting. Follow the instructions on the voting instruction form or notice of Internet availability of proxy materials that you receive from your broker, bank or other nominee to ensure that your shares are properly voted at the annual meeting.

By Order of the Board of Directors,

Jeffrey N. Carp
Secretary

April 5, 2019

STATE STREET CORPORATION
One Lincoln Street, Boston, Massachusetts 02111

PROXY STATEMENT SUMMARY INFORMATION

2019 Annual Meeting of Shareholders

Date:	**May 15, 2019**
Time:	**9:00 a.m., Eastern Time**
Place:	**State Street's corporate headquarters One Lincoln Street, Boston, Massachusetts (36th floor)**
Record date:	**March 8, 2019**

The proxy statement and annual report, and the means to vote electronically, are available at *www.proxyvote.com*. To view this material, you must have available the 16-digit control number located on the notice mailed beginning on April 5, 2019, on the proxy card or, if shares are held in the name of a broker, bank or other nominee, on the voting instruction form.

More information about the annual meeting is described under the heading "General Information About the Annual Meeting."

Voting Matters and Recommendations

Item	Board Recommendation
Election of Directors (see "Item 1—Election of Directors")	**FOR** Each Director
Advisory Proposal on 2018 Executive Compensation (see "Item 2—Approval of Advisory Proposal on Executive Compensation")	**FOR**
Ratification of Ernst & Young LLP as Independent Registered Public Accounting Firm for 2019 (see "Item 3—Ratification of the Selection of the Independent Registered Public Accounting Firm")	**FOR**

The following summary provides general information about State Street Corporation, referred to as State Street, and highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider when deciding how to vote your shares. For further and more detailed information on the matters referenced below, prior to casting your vote, please carefully review the entire proxy statement and our 2018 annual report on Form 10-K. Our 2018 annual report on Form 10-K accompanies this proxy statement and was previously filed with the Securities and Exchange Commission, or SEC.

About State Street

State Street Corporation is a financial holding company organized in 1969 under the laws of the Commonwealth of Massachusetts. State Street provides financial and managerial support to our legal and operating subsidiaries. Through our subsidiaries, including our principal banking subsidiary, State Street Bank and Trust Company, we provide a broad range of financial products and services to institutional investors worldwide. We refer to State Street Bank and Trust Company as State Street Bank or the Bank.

As of December 31, 2018, we had consolidated total assets of $244.63 billion, consolidated total deposits of $180.36 billion, consolidated total shareholders' equity of $24.79 billion and 40,142 employees. We operate in more than 100 geographic markets worldwide, including the U.S., Canada, Europe, the Middle East and Asia.

We are a leader in providing financial services and products to meet the needs of institutional investors worldwide, with $31.62 trillion of assets under custody and administration and $2.51 trillion of assets under management as of December 31, 2018. Our clients include mutual funds, collective investment funds and other investment pools, corporate and public retirement plans, insurance companies, foundations, endowments and investment managers.

In 2018, we continued to invest in differentiating capabilities to meet our clients' ever-changing needs. We took an important strategic step with our acquisition of Charles River Development and made key executive hires and transitions, to continue advancing our multi-year strategy. Further, we maintained a sustained focus on risk excellence. While we made progress on our strategic initiatives, we are not satisfied with our 2018 financial performance. Weaker equity markets, particularly in the fourth quarter, and challenging market dynamics for our clients, drove ongoing fee compression and impacted servicing fee revenues. We also underperformed relative to our publicly disclosed guidance on fee revenue growth and fee operating leverage and our one-year total shareholder return trailed both our peer group median and the S&P Financial Index. We announced a record level of new servicing wins, with $1.9 trillion in new business commitments, increased net interest income by 16% over 2017, and grew both revenue and earnings while maintaining a strong capital position. Below is summary information of our 2018 consolidated corporate financial performance. Additional performance indicators are presented in "Compensation Discussion and Analysis—Executive Summary—2018 Corporate Performance."

Financial Performance

Consolidated Financial Performance[1]

($ In millions, except per share data)	2018	2017	Change
Total fee revenue	$ 9,305	$ 8,905	4.5%
Revenue	11,982	11,170	7.3%
Pre-tax margin	25.0%	26.0%	(100) bps
Diluted earnings per share (EPS)	6.40	5.24	22.1%
Return on average common equity (ROE)	12.2%	10.6%	160 bps

(1) In the first quarter of 2019, we plan to change our accounting method under the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 323, Investments—Equity Method and Joint Ventures, for investments in low-income housing tax credit (LIHTC) investments from the equity method of accounting to the proportional amortization method of accounting. Financial results presented within this proxy statement do not reflect this change. For additional information, see our current report on Form 8-K dated March 5, 2019, on file with the SEC.

Total Shareholder Return (TSR)

	State Street	Peer Group Median[1]	S&P Financial Index
1-Year TSR	(33.97)%	(18.43)%	(13.04)%
3-Year TSR	1.13%	20.70%	30.38%

(1) Based on our 15-company compensation peer group; for more information on our compensation peer group see below under the heading, "Compensation Discussion and Analysis—Other Elements of Our Process—Peer Group and Benchmarking."

Board Composition Summary

Listed in the table below are the current members of State Street's Board of Directors

Director Nominee	Principal Occupation	Other Public Company Boards (#)	State Street Board Roles and Memberships
Kennett F. Burnes* *Director Since 2003*	Retired Chairman, President and Chief Executive Officer, Cabot Corporation	None	Lead Director Executive Committee
Patrick de Saint-Aignan* *Director Since 2009*	Retired Managing Director and Advisory Director, Morgan Stanley	None	Examining and Audit Committee Executive Committee Risk Committee (Chair)
Lynn A. Dugle* *Director Since 2015*	Retired Chief Executive Officer and Chairman, Engility Holdings, Inc.	None	Examining and Audit Committee Executive Committee Technology and Operations Committee (Chair)
Amelia C. Fawcett* *Director Since 2006*	Chairman, Kinnevik AB	1	Executive Compensation Committee Risk Committee Technology and Operations Committee
William C. Freda* *Director Since 2014*	Retired Senior Partner and Vice Chairman, Deloitte, LLP	None	Examining and Audit Committee (Chair) Executive Committee Risk Committee
Joseph L. Hooley *Director Since 2009*	Chairman of the Board, State Street Corporation	None	Chairman Executive Committee (Chair) Risk Committee
Sara Mathew* *Director Since 2018*	Retired Chairman and Chief Executive Officer, Dun & Bradstreet	2	Nominating and Corporate Governance Committee Risk Committee
William L. Meaney* *Director Since 2018*	President, Chief Executive Officer and Director, Iron Mountain	1	Nominating and Corporate Governance Committee Technology and Operations Committee
Ronald P. O'Hanley△ *Director Since 2019*	President and Chief Executive Officer, State Street Corporation	1	None
Sean O'Sullivan* *Director Since 2017*	Retired Group Managing Director and Group Chief Operating Officer, HSBC Holdings, plc	None	Risk Committee Technology and Operations Committee
Richard P. Sergel* *Director Since 1999*	Retired President and Chief Executive Officer, North American Electric Reliability Corporation	1	Examining and Audit Committee Executive Committee Executive Compensation Committee (Chair) Technology and Operations Committee
Gregory L. Summe* *Director Since 2001*	Managing Partner and Founder, Glen Capital Partners, LLC	1	Executive Committee Executive Compensation Committee Nominating and Corporate Governance Committee (Chair)

*=Independent   △=First-Time Nominee

Director Qualifications and Skills

State Street believes that our Board of Directors should have a diversity of qualifications, skill sets and experience that, when taken as a whole, best serve our company and our shareholders. Each of our directors has one or more of the following qualifications, skills or experience and, collectively, all of these qualifications are represented among our directors to form a depth of broad and diverse experiences to oversee our activities and operations:

✓ Global Financial Services	✓ Risk Management	✓ Technology
✓ Asset Management	✓ International Experience	✓ Cybersecurity
✓ Leadership	✓ Legal and Regulatory Compliance	✓ Global Operations
✓ Governance	✓ Finance	✓ Audit and Accounting

Corporate Governance Summary

Our Board of Directors is committed to strong corporate governance practices and is intent on maintaining State Street's reputation for quality, integrity and high ethical standards. In addition to adhering to the Investor Stewardship Group's Corporate Governance Framework, the following summarizes our corporate governance standards:

Board of Directors

- 10 of 12 director nominees are independent
- Annual director elections
- Annual assessment of effectiveness and qualifications of each director nominee
- 25% of director nominees are women
- Active independent Lead Director elected annually by all independent directors
- Board and committees meet regularly in executive session without management present
- At least 75% attendance by each director at Board and committee meetings

Shareholder Rights and Engagement

- Directors are elected by a majority of votes cast in uncontested elections and by plurality vote in contested elections
- Active shareholder engagement program
- No poison pill
- Proxy access by-law allows shareholders to include director nominees in State Street's proxy materials
- No supermajority vote requirements relating to common stock

Strategy and Risk

- Board oversight of our strategy, financial performance, ethics and risk culture
- Board oversight of CEO and management succession planning
- No restrictions in directors' access to management
- Directors and executive officers are subject to stock ownership guidelines and are prohibited on short selling, options trading, hedging or speculative transactions in State Street securities
- Incentive compensation subject to clawback, forfeiture and ex ante mechanisms

Information about State Street's corporate governance practices, is described under the heading "Corporate Governance at State Street."

Corporate Responsibility

State Street's commitment to social and environmental responsibility and our belief in giving back to the communities in which we live and work are critical to our long-term success. We recognize that sustainable growth comes from operating with absolute integrity and in a way that respects our shareholders, clients, employees, communities and the environment. We firmly believe in the principles of sound governance and helping our clients succeed. We are dedicated to maintaining a global and inclusive workplace where employees feel valued and engaged. We believe we have a responsibility to enrich our communities, and to be a leader in environmental sustainability, both in the way we carry out our operations and in the products and services we offer. Corporate responsibility highlights and achievements for 2018 include the following:

Giving and Volunteering

We actively engage and support the local communities in which we operate:

- $21.5 million philanthropic contributions including $5.1 million of matching gifts
- 112,200 employee volunteer hours

Environmental Sustainability

We have made steady progress toward our 2025 environmental goals in an effort to reduce our operational impact. Our 2025 goals are:

- Reducing our CO_2 emissions by 30%
- Reducing our water usage by 10%
- Increasing waste recycling to achieve a recycling rate of 80%

Community Involvement

We partner with not-for-profit organizations and groups in each of the regions in which we operate. For example:

- Boston WINs (Boston Workforce Initiative Network), State Street's multi-year, $26 million initiative seeking to accelerate our impact on education and workforce development across the city of Boston
- The East London Business Alliance's Parity Project, designed to improve the employability and employment of young black men living in London
- The United Way of Hyderabad's Science Technology Engineering and Math (STEM) education initiative, working to improve the quality of STEM education in government high schools in Southern India

Overview of 2018 Executive Compensation Program

Sound Compensation and Corporate Governance Practices

State Street develops and implements a compensation program for our Named Executive Officers, or NEOs, and other executive officers, which aims to:

- attract, retain and motivate superior executives

- reward those executives for meeting or exceeding annual and long-term financial and strategic objectives

- drive long-term shareholder value and financial stability

- align incentive compensation with the risks and performance results experienced by our shareholders through the use of significant levels of deferred equity-based compensation

- provide equal pay for work of equal value

- achieve the preceding goals in a manner aligned with sound risk management and our corporate values

For each of our NEOs identified in the "Compensation Discussion and Analysis," the Executive Compensation Committee, or Compensation Committee, determines the appropriate level of total compensation for the year. We engage our largest shareholders to understand their specific perspectives on our compensation and governance programs. For 2018, we engaged or requested engagement with shareholders representing more than 40% of our outstanding common stock.

At State Street, compensation to our NEOs consists of two key elements:

- *Base Salary.* Base salary is a relatively small portion of total compensation for the NEOs

- *Incentive Compensation.* Incentive compensation is a variable amount, comprising

  - cash-based elements, awarded as an annual incentive both in immediate and deferred cash, and

  - equity-based elements, awarded as long-term incentives in the form of deferred shares and performance-based restricted stock units (RSUs)

A high percentage of each NEO's total incentive compensation is delivered as an equity-based deferred long-term incentive, and a portion of each NEO's annual cash-based incentive is also deferred. By paying a significant portion of our NEOs' compensation in equity and by requiring vesting of that component over multiple years, the Compensation Committee emphasizes long-term performance and creates an incentive structure where both the rewards and risks of share ownership are shared by our executives and shareholders.

What We Do

✓ Long-term performance-based awards in the form of performance-based restricted stock units (RSUs)	✓ Clawback and forfeiture policies to recoup incentive compensation payments
✓ Deferral of a significant amount of cash- and equity-based incentive compensation, including a portion of the annual cash incentive	✓ "Double-trigger" change-of-control required for deferred incentive compensation award acceleration and cash payments
✓ Active engagement with shareholders on compensation and governance issues	✓ Stock ownership policy, including holding requirements for NEOs who are below full ownership guidelines
✓ Overlapping membership between the Compensation Committee and the Board's Risk Committee and Examining and Audit Committee	✓ Independent compensation consultant
	✓ Non-compete and other restrictive covenants apply to deferred incentive awards
	✓ Annual review of incentive compensation risks

What We Do Not Do

✘ No change-of-control excise tax gross-up	✘ No short-selling, options trading or hedging transactions in State Street securities
✘ No "single-trigger" change-of-control vesting or cash payments	✘ No excessive perquisites
✘ No option repricing	✘ No tax gross-ups on perquisites (other than for certain expatriate benefits and standard relocation benefits)
	✘ No multi-year guaranteed incentive awards

More information about executive compensation at State Street is described under the heading "Executive Compensation."

TABLE OF CONTENTS

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 15, 2019

The proxy statement and annual report, and the means to vote electronically, are available at www.proxyvote.com. To view this material, you must have available the 16-digit control number located on the notice mailed beginning on April 5, 2019, on the proxy card or, if shares are held in the name of a broker, bank or other nominee, on the voting instruction form.

CORPORATE GOVERNANCE AT STATE STREET

State Street is a financial holding company whose principal subsidiary is State Street Bank and Trust Company, or State Street Bank or the Bank. State Street and the Bank are each organized under the laws of the Commonwealth of Massachusetts. In accordance with Massachusetts law and State Street's by-laws, our Board of Directors has responsibility for overseeing the conduct of our business. Our Board is committed to strong corporate governance practices and is intent on maintaining State Street's reputation for quality, integrity and high ethical standards.

Governance Guidelines and Independence

State Street's Board of Directors, in its role of overseeing the conduct of our business, is guided by our Corporate Governance Guidelines, or the Guidelines. Among other things, the Guidelines describe the role of the Board, its responsibilities and functions, the director qualification and selection process and the role of the Lead Director. The Guidelines also contain categorical standards for determining director independence under New York Stock Exchange, or NYSE, listing standards. In general, a director would not be independent under these standards if the director (and in certain circumstances, a member of the director's immediate family) has, or in the past three years had, specified relationships or affiliations with State Street, its external or internal auditors or other companies that do business with State Street (including employment by State Street, receipt of a specified level of direct compensation from State Street—other than director fees—and compensation committee interlocks). The categorical standards also provide specified relationships that, by themselves, would not impair independence. The portion of the Guidelines addressing director independence is attached as *Appendix A* to this proxy statement. The full Guidelines are available under the "Corporate Governance" section in the "For Our Investors" section of our website at *www.statestreet.com*. In addition to the Guidelines, the charters for each principal committee of the Board are available in the same location on our website. Except as may be specifically incorporated by reference in this proxy statement, information on our website is not part of this proxy statement.

> *Independent Director Governance*
>
> - The independent directors meet in an executive session presided by the independent Lead Director at every regularly scheduled meeting of the Board and otherwise as needed
>
> - The meetings of the independent directors promote additional opportunities, outside the presence of management, for the directors to engage together in discussion. The regularity of these meetings fosters continuity for these discussions and allows for a greater depth and scope to the matters discussed

Pursuant to the Guidelines, the Board undertook its annual review of director independence in early 2019. State Street, as a global financial institution and one of the largest providers of financial services to institutional investors, conducts business with many organizations throughout the world. Our directors or their immediate family members may have relationships or affiliations with some of these organizations. As provided in the Guidelines, the purpose of the director independence review was to determine whether any relationship or transaction was inconsistent with a determination that the director was independent. As a result of this review, the Board, after review and recommendation by the Nominating and Corporate Governance Committee, determined that all of our non-management directors, with the exception of Mr. Hooley, meet the categorical standards for independence under the Guidelines, have no material relationship with State Street (other than the role of director) and satisfy the qualifications for independence under listing standards of the NYSE. The Board had previously determined in 2018 that Linda A.

Hill, who served on the Board during 2018, was independent and in February 2019 the Board also confirmed Ms. Hill's independence until the date of her retirement in October 2018. In making the independence determinations in 2019, the Board considered that the below identified individuals, or their respective family members, have the following relationships or arrangements that are deemed to be immaterial under the categorical standards for independence included in the Guidelines:

- commercial or charitable relationships with an entity for which the State Street director or family member serves as a non-employee director, and with respect to which the director was uninvolved in negotiating such relationship (Mses. Hill and Mathew and Messrs. Burnes and Freda)

- commercial relationships with an entity for which the State Street director or family member serves as an employee, consultant or executive officer where the director does not receive any special benefits from the transaction and the annual payments to or from the entity are equal to or less than the greater of $1 million or 2% of the consolidated gross annual revenues of the other entity during the most recent completed fiscal year (Ms. Hill and Messrs. Freda and Meaney)

In 2018, none of these commercial or charitable relationships with affiliated entities involved amounts paid or received by State Street exceeding the greater of $1 million or 0.8% of the affiliated entity's annual gross revenue.

Standards of Conduct

We have a Standard of Conduct for Directors, which together with the Standard of Conduct for Employees, promotes ethical conduct and the avoidance of conflicts of interest in conducting our business. We also have a Code of Ethics for Senior Financial Officers (including the Chief Executive Officer), as required by the Sarbanes-Oxley Act and SEC rules. Each of these documents is available under the "Corporate Governance" section in the "For Our Investors" section of our website at *www.statestreet.com*. Only our Board may grant a waiver for directors, senior financial officers or executive officers from a provision of the Standard of Conduct for Directors, the Standard of Conduct for Employees or the Code of Ethics for Senior Financial Officers, and any waivers will be posted under the "Corporate Governance" section in the "For Our Investors" section of our website at *www.statestreet.com*.

Board Composition and Director Selection Process

In connection with nominating directors for election each year and evaluating the need for new director candidates as appropriate, including skill sets, diversity, specific business background and global or international experience, the Nominating and Corporate Governance Committee, with input from the entire Board and management, focuses on the Board's capabilities and functioning as a whole.

Director Nominee Characteristics and Qualifications

The Board expects all nominees to possess the following attributes or characteristics:

- unquestionable business ethics, irrefutable reputation and superior moral and ethical standards
- informed and independent judgment with a balanced perspective, financial literacy, mature confidence, high performance standards and incisiveness
- ability and commitment to attend Board and committee meetings and to invest sufficient time and energy in monitoring management's conduct of the business and compliance with State Street's operating and administrative procedures
- a global vision of business with the ability and willingness to work closely with the other Board members

Taken as a whole, the Board expects one or more of its members to have the following skill sets, specific business background and global or international experience:

- experience in the financial services industry
- experience as a senior officer of a well-respected public company
- experience as a senior business leader of an organization active in our key international growth markets
- experience in key disciplines of significant importance to State Street's overall operations
- qualification as an audit committee financial expert
- qualification as a risk management expert

In carrying out its responsibility to find the best qualified candidates for directors, the Nominating and Corporate Governance Committee will consider proposals for nominees from a number of sources, including recommendations from shareholders submitted upon written notice to the Chair of the Nominating and Corporate Governance Committee, c/o the Office of the Secretary of State Street Corporation, One Lincoln Street, Boston, Massachusetts 02111 (facsimile number (617) 664-8209). The Committee seeks to identify individuals qualified to become directors, consistent with the above criteria used by the Board for director candidates.

By following the procedures set forth under "General Information About the Annual Meeting—Proposals and Nominations by Shareholders," shareholders also have the right under our by-laws to directly nominate director candidates and, in certain circumstances, to have their nominees included in State Street's proxy statement.

Director Identification and Selection Process

The Board regularly reviews its composition and size to evaluate its overall effectiveness. The Nominating and Corporate Governance Committee, in conjunction with the Board, is responsible for reviewing the requisite skills and characteristics of director nominees and candidates for directors. Illustrated below is an overview of the process to identify the desired skills and experience of candidates as well as evaluate potential candidates for the Board.


Board determines desired criteria and experience of director candidates
Director candidates identified by search firm, board members, employees and shareholders
Committee evaluates candidates against selection criteria, individual characteristics and qualifications without regard to source of nomination
Chair of the Committee and the independent Lead Director conduct interviews and gather information; other board members may also meet with candidate(s)
Committee discusses each director candidate, evaluates potential contributions to the Board as a whole and recommends to the Board director candidate(s) to stand for election at the annual meeting
The Board votes to elect director candidate(s) based on an assesment of their qualifications and potential contributions to the Board

Annual Director, Board and Committee Evaluations

The Nominating and Corporate Governance Committee annually assesses each director's contributions to the overall effectiveness of the Board. Based on its evaluation, the Board believes, each of the nominees has substantial achievement in his or her personal and professional pursuits and has talents, experience and integrity that will contribute to the best interests of State Street and to long-term shareholder value. The nominees as a group possess the skill sets, specific business background and global or international experience that the Board desires. The director nominee biographies set forth in this proxy statement under the heading "Item 1—Election of Directors" indicate each nominee's qualifications, skills, experience and attributes that led the Board to conclude he or she should serve as a director of State Street.


Director Nominee Evaluation Criteria
Shareholder Alignment
Preparation
Attendance and Time Commitment
Knowledge and Experience
Contribution to Collective Decision Making
Judgment and Skills
Effectiveness in Role and Committee Assignment
Board Oversight & Independence
Loyalty and Integrity

In addition, the Board of Directors and each committee conducts an annual self-evaluation of its performance and effectiveness. Directors complete a questionnaire evaluating the Board and each committee they serve on, specifically focusing on areas of potential improvement. The overall performance of the Board—including its contributions to State Street—and a compilation of director responses is reviewed and discussed by the Nominating and Corporate Governance Committee and the Board. Similarly, the performance of each committee, along with specific committee member responses, is reviewed and discussed by the respective committee. The Nominating and Corporate Governance Committee further assesses whether each of the Examining and Audit Committee, Executive Compensation Committee, Risk Committee, Nominating and Corporate Governance Committee and Technology and Operations Committee has a functioning self-evaluation process and reports its findings to the Board.

Diversity

State Street recognizes the importance of diversity with regard to the composition of the Board and strives to have a Board that provides diversity of thought and a broad range of perspectives. In an effort to achieve these objectives, the Nominating and Corporate Governance Committee and the Board consider a wide range of attributes when determining and assessing director nominees and prospective candidates including, but not limited to, gender, race, personal and professional backgrounds, tenure of Board service, national origin and age. The Nominating and Corporate Governance Committee and the Board believe the current Board composition reflects these desired attributes, which collectively best serve State Street and our key stakeholders. As noted above, the Nominating and Corporate Governance Committee considers diversity in its director candidate recommendations. However, the Committee does not assign specific weight to the various factors it considers and no particular criterion is a prerequisite for nomination.


CEO Experience
International Experience
Technology
Female Directors
0
6
12


2 Directors 6-10 Years on the Board
6 Directors 0-5 years on the Board
4 Directors 10+ years on the Board

Average Director Tenure (8.1 years)

State Street's Governance Standards Relative to the Investor Stewardship Group's (ISG) Corporate Governance Framework[1]

ISG Principle (for U.S. Listed Companies)	State Street's Governance Standards
Principle 1 **Boards are accountable to shareholders**	• All directors stand for shareholder election annually • Majority voting standard in uncontested director elections, and incumbent directors not receiving majority support must tender their resignation for consideration by the Board • Proxy access for shareholders • Board annually reviews and approves Corporate Governance Guidelines to assist in the exercise of duties and responsibilities. These Guidelines, along with Board committee charters, standards of conduct and other governance information, are posted on State Street's website
Principle 2 **Shareholders should be entitled to voting rights in proportion to their economic interest**	• One class of common stock, with each share carrying equal voting rights (a "one-share, one-vote" standard)

1 ISG is an investor-led effort that includes some of the largest U.S.-based institutional investors and global asset managers, along with several of their international counterparts. State Street Global Advisors, State Street's investment management line of business, is a member of ISG. The corporate governance framework articulates six principles that ISG believes are fundamental to good corporate governance at U.S. listed companies. The Principles reflect the common corporate governance beliefs of each ISG member and are designed to establish a foundational set of investor expectations about corporate governance practices in U.S. publicly-listed companies.

ISG Principle (for U.S. Listed Companies)	State Street's Governance Standards
Principle 3 **Boards should be responsive to shareholders and be proactive in order to understand their perspectives**	• Process in place for shareholders and interested parties to communicate with Lead Director • Proactive annual shareholder engagement provides feedback to relevant Board committees
Principle 4 **Boards should have a strong, independent leadership structure**	• Strong independent Lead Director with clearly defined duties that are disclosed to shareholders • Annual public disclosure of the Board's reasoning underlying its leadership structure and affirmation that the current leadership structure is appropriate • All principal Board committees have independent chairs
Principle 5 **Boards should adopt structures and practices that enhance their effectiveness**	• 10 of 12 directors are independent • Directors reflect a diverse mix of industry, regulatory, management, technology, risk and other experience and skills relevant to State Street's businesses and strategies • 3 out of 12 directors are women • Active Board refreshment with 6 new directors in the last 5 years • Key Board committees (Examining and Audit Committee; Executive Compensation Committee; Nominating and Corporate Governance Committee; and Technology and Operations Committee) are fully independent. State Street also has a Risk Committee, on which the Chairman serves along with 5 independent directors • Annual Board-level assessment of each director's contributions, skills, committee assignments and tenure when analyzing the overall composition and effectiveness of the Board • Board has full and free access to officers and employees • During 2018, each of the incumbent directors attended at least 75% of the total of all meetings of the Board and committees on which the director served during his or her service as a director, and each of the 12 nominees for election attended the 2018 annual shareholder meeting

Principle 6
Boards should develop management incentive structures that are aligned with the long-term strategy of the company
	• Executive compensation program received over 95% shareholder support at the 2018 annual meeting of shareholders
	• Executive Compensation Committee evaluates corporate performance, individual performance and market, regulatory and shareholder considerations when making total compensation determinations for each member of State Street's Management Committee, which includes all executive officers
	  • Corporate performance is determined by assessing the company's financial performance, achievement of strategic objectives and risk management performance
	  • Individual performance assessments are determined based on the executive's strategic, financial, risk excellence and leadership contributions
	• Corporate and individual performance assessments for Named Executive Officers are described below under the heading "Compensation Discussion and Analysis"

Board Leadership Structure

Leadership Transition

Consistent with the management succession plan approved by State Street's Board of Directors and announced on November 7, 2017, Joseph L. Hooley retired as State Street's Chief Executive Officer effective December 31, 2018. Mr. Hooley continues to serve as non-executive Chairman of State Street's Board of Directors, and if re-elected as a director at the 2019 annual meeting of shareholders, will continue to serve in that role until his expected retirement as a director on December 31, 2019.

On January 1, 2019, Ronald P. O'Hanley began his service as President and Chief Executive Officer. Mr. O'Hanley has served as President since November 2017, following his service as Chief Executive Officer of State Street Global Advisors. State Street's Board of Directors elected Mr. O'Hanley to serve as a director effective January 1, 2019.

Board Governance

As non-executive Chairman, Mr. Hooley presides at all meetings of the Board of Directors during which he is present and works with the Chief Executive Officer and independent Lead Director to establish the agendas for these meetings. Mr. Hooley also serves as a resource to senior management and the Board on a variety of matters, including strategy, operations and stakeholder relations.

State Street's leadership structure also includes an independent Lead Director of the Board. This position is currently held by Kennett F. Burnes. Mr. Burnes was elected Lead Director in May 2018 for a term that expires in May 2019.

Role of the Independent Lead Director

- Elected annually by the independent directors to serve a one-year term

- Participates in, and attends, meetings of all of the Board's committees, providing valuable committee membership overlap to enable optimal agenda coordination, insight and consistency across all committees

- Presides at all meetings of the Board at which the Chairman is not present, including all executive sessions of independent directors

- Serves as a liaison between the Chairman and the independent directors

- Authorized to call additional meetings of the independent directors

- Conducts an annual process for reviewing the Chief Executive Officer's performance and reports the results of the process to the other independent directors

- Communicates with the Chairman to provide feedback and implement the decisions and recommendations of the independent directors

- Represents the Board in discussions with stakeholders and communications with regulators

- Approves, in consultation with the Chairman, the agendas for Board meetings and information sent to the Board and the matters voted on by the full Board

---

Board Leadership Review Process

The Nominating and Corporate Governance Committee coordinates the annual independent Lead Director nomination and election process. In 2018, the Committee and Board engaged a third-party advisor to conduct a review of State Street's current leadership structure relative to industry trends globally and to facilitate discussion among members of the Board on the current and desired leadership structure for State Street. After review and discussion among the independent directors, the Board of Directors believes that Mr. Hooley's role as non-executive Chairman and Mr. O'Hanley's role as President and Chief Executive Officer, together with a strong independent Lead Director, is currently the most effective leadership structure for State Street and is in the best interests of the Board, State Street and its shareholders. In connection with the expected retirement of Mr. Hooley as Chairman in December 2019, the Board will re-evaluate its leadership structure.

In addition, the Board of Directors will continue to review the Board leadership structure at least annually to assess and determine the appropriate structure for the Company. The Board values the flexibility to permit frequent review and determination of the appropriate leadership structure based on the opportunities and circumstances impacting the Company at any given time. Among the factors considered by the Board in determining that the current leadership structure is the most appropriate are:

- as our former Chief Executive Officer, and with his extensive work history in different roles at State Street, Mr. Hooley is well versed in our business and strategy and is thus well positioned to work with the Chief Executive Officer and independent Lead Director to focus our Board's agenda on the key issues facing State Street

- oversight of State Street is the responsibility of our Board as a whole, and this responsibility can be properly discharged with a strong, active and engaged independent Lead Director

- the non-executive Chairman and Lead Director work together to play a strong and active role in the oversight of State Street's business strategy and operational management

Communication with the Board of Directors

Shareholders and interested parties who wish to contact the Board of Directors or the Lead Director should address correspondence to the Lead Director in care of the Secretary. The Secretary will review and forward correspondence to the Lead Director or appropriate person or persons for response.


Lead Director of State Street Corporation
c/o Office of the Secretary
One Lincoln Street
Boston, MA 02111


In addition, State Street has established a procedure for communicating directly with the Lead Director, by utilizing a third-party independent provider, regarding concerns about State Street or its conduct, including complaints about accounting, internal accounting controls or auditing matters. An interested party who wishes to contact the Lead Director may use any of the following methods, which are also described on State Street's website at *www.statestreet.com*:



From within the United States and Canada: 1-888-736-9833 (toll-free)



ATTN: State Street
5500 Meadows Road, Suite 500
Lake Oswego, OR 97035 USA



https://secure.ethicspoint.com/domain/media/en/gui/55139/index.html

For country-specific phone numbers, please visit *www.statestreet.com*.

The Lead Director may forward to the Examining and Audit Committee, or to another appropriate group or department, for appropriate review, any concerns the Lead Director receives. The Lead Director periodically reports to the independent directors as a group regarding concerns received.

Meetings of the Board of Directors and Annual Shareholders Meeting

During 2018, the Board of Directors held 8 meetings, and each of the incumbent directors attended at least 75 percent of the total of all meetings of the Board and committees on which such director served. Although State Street does not have a formal policy regarding attendance of directors at the annual meeting, all directors are encouraged to attend. Each of the 12 directors on the Board at the time of our 2018 annual meeting attended the meeting.

Committees of the Board of Directors

The Board of Directors has the following principal committees to assist it in carrying out its responsibilities, and each operates under a written charter, a copy of which is available under the "Corporate Governance" section in the "For Our Investors" section of our website at *www.statestreet.com*. The charter for each committee, which establishes its roles and responsibilities and governs its procedures, is annually reviewed and approved by the Board.

Examining and Audit Committee

Members:
- William C. Freda, Chair
- Patrick de Saint-Aignan
- Lynn A. Dugle
- Richard P. Sergel

11 Meetings in 2018

Primary Responsibilities:

- Responsible for the appointment (including qualifications, performance, independence and periodic consideration of retaining a different firm), compensation, retention, evaluation and oversight of the work of State Street's independent registered public accounting firm, including sole authority for the establishment of pre-approval policies and procedures for all audit engagements and any non-audit engagements

- Discusses with the independent auditor critical accounting policies and practices, alternative treatments of financial information, the effect of regulatory and accounting initiatives and other relevant matters

- Oversees the operation of our system of internal controls covering the integrity of our consolidated financial statements and reports; compliance with laws, regulations, corporate policies; and the performance of corporate audit

- Reviews the effectiveness of State Street's compliance program and conducts an annual performance evaluation of the General Auditor and of the Chief Compliance Officer

- Oversees the Company's efforts to promote and advance a culture of compliance and ethical business practices

Independence: *All members meet the independence requirements of the listing standards of the NYSE and the rules and regulations of the SEC and are considered financial experts (as defined by SEC rules).*

Executive Committee

Members:
- Joseph L. Hooley, Chair
- Kennett F. Burnes
- Patrick de Saint-Aignan
- Lynn A. Dugle
- William C. Freda
- Richard P. Sergel
- Gregory L. Summe

0 Meetings in 2018

Primary Responsibilities:

- Authorized to exercise all the powers of the Board of Directors, except as otherwise limited by the laws of the Commonwealth of Massachusetts or the Committee's charter

- Reviews, approves and acts on matters on behalf of the Board of Directors at times when it is not practical to convene a meeting of the Board to address such matters

- Depending on meeting activities, if any, periodically reports to the Board

Independence: *All members, other than Mr. Hooley, meet the independence requirements of the listing standards of the NYSE and the rules and regulations of the SEC.*

Executive Compensation Committee

Members:
- Richard P. Sergel, Chair
- Amelia C. Fawcett
- Gregory L. Summe

8 Meetings in 2018

Primary Responsibilities:

- Oversees the operation of all compensation plans, policies and programs in which executive officers participate and certain other incentive, retirement, health and welfare and equity plans in which other employees participate

- Oversees the alignment of our incentive compensation arrangements with the safety and soundness of State Street, including the integration of risk management objectives, related policies, arrangements and control processes, consistent with applicable regulatory rules and guidance

- Acting together with the other independent directors, annually reviews and approves corporate goals and objectives relevant to the Chief Executive Officer's compensation; evaluates the Chief Executive Officer's performance; and reviews, determines and approves, in consultation with the other independent directors, the Chief Executive Officer's compensation

- Reviews, evaluates and approves the total compensation of all executive officers

- Approves the terms and conditions of employment and any changes thereto, including any restrictive provisions, severance arrangements and special arrangements or benefits, of any executive officer

- Adopts equity grant guidelines in connection with its overall responsibility for all equity plans and monitors stock ownership of executive officers

- Appoints and oversees compensation consultants and other advisors retained by the Committee

Independence: *All members meet the independence requirements of the listing standards of the NYSE and the rules and regulations of the SEC.*

Nominating and Corporate Governance Committee

Members:
- Gregory L. Summe, Chair
- Sara Mathew
- William L. Meaney

5 Meetings in 2018

Primary Responsibilities:

- Assists the Board with respect to issues and policies affecting our governance practices, including management succession planning, identifying and recommending director nominees and shareholder matters

- Recommends each committee's composition and leads the Board in its annual review of the Board's and each committee's performance

- Reviews and approves State Street's related person transactions, reviews the amount and form of director compensation and reviews reports on regulatory, political and lobbying activities of State Street

Independence: *All members meet the independence requirements of the listing standards of the NYSE and the rules and regulations of the SEC.*

Risk Committee

Members:
- Patrick de Saint-Aignan, Chair
- Amelia C. Fawcett
- William C. Freda
- Joseph L. Hooley
- Sara Mathew
- Sean O'Sullivan

11 Meetings in 2018

Primary Responsibilities:

- Oversees the operation of our global risk management framework, including the risk management policies for our operations

- Reviews the management of all risk applicable to our operations, including credit, market, interest rate, liquidity, operational and business risks, as well as compliance and reputational risk

- Oversees our strategic capital governance principles and controls, monitors capital adequacy in relation to risk and discharges the duties and obligations of the Board under applicable Basel, Comprehensive Capital Analysis and Review, Comprehensive Liquidity Assessment and Review and resolution and recovery planning requirements

- Conducts an annual performance evaluation of the Chief Risk Officer

Independence: *All members, other than Mr. Hooley, meet the independence requirements of the listing standards of the NYSE and the rules and regulations of the SEC.*

Technology and Operations Committee

Members:
- Lynn A. Dugle, Chair
- Amelia C. Fawcett
- William L. Meaney
- Sean O'Sullivan
- Richard P. Sergel

4 Meetings in 2018

Primary Responsibilities:

- Oversees technology and operational risk management and the role of these risks in executing the Company's strategy in support of the Company's global business requirements

- Reviews material strategic initiatives from a technology and operational risk perspective

- Reviews technology related risks, including corporate information security, cybersecurity and data management

Independence: *All members meet the independence requirements of the listing standards of the NYSE and the rules and regulations of the SEC.*

Non-Employee Director Compensation

General

The Nominating and Corporate Governance Committee annually reviews, and recommends to the Board, the form and amount of non-employee director compensation. In conducting its review, the Committee uses the same peer group the Executive Compensation Committee uses for executive compensation generally and, like the Compensation Committee, used the services of Meridian Compensation Partners for 2018. Information on State Street's peer group and compensation consultant is described under the heading "Executive Compensation—Compensation Discussion and Analysis—Other Elements of Our Process."

The Committee did not treat peer group data as definitive when determining non-employee director compensation. Rather, it referenced peer group compensation as well as trends in director compensation generally and within the industry and formed its own perspective on compensation for our non-employee directors. In 2018, the Committee made its recommendation to the Board, which, following the May 2018 annual meeting of shareholders, approved director compensation for all non-employee directors effective through the 2019 annual meeting of shareholders.

Mr. Hooley is the only director who was also one of our employees during 2018, and the determination of his compensation for his service as our Chief Executive Officer is described under the heading "Executive Compensation—Compensation Discussion and Analysis." Mr. Hooley received no additional compensation for his service as a director during 2018. Mr. Hooley retired as Chief Executive Officer on December 31, 2018, and continues to serve as Chairman of the Board. Mr. Hooley's compensation as non-executive Chairman of the Board for 2019 was approved by the Board on the recommendation of the Nominating and Corporate Governance Committee at its December 2018 meeting. In setting Mr. Hooley's compensation, the independent directors of the Board, considered the planned role and responsibilities of the non-executive Chairman of the Board, including his continued involvement in strategic priorities and initiatives and participation in client and regulatory communications. The Committee also engaged Meridian Compensation Partners to provide compensation information on recent chief executive officer transitions into a non-executive Chairman role.

Compensation

Based on the Committee's review of market practice, State Street changed its non-employee director compensation design for the 2018–2019 Board year by eliminating Committee meeting fees and Board meetings fees for the first 10 Board meetings attended. Annual retainers were also changed as follows:

— Annual Retainer increased from $75,000 to $90,000
— Annual Equity Award increased from $150,000 to $195,000
— Lead Director Retainer decreased from $150,000 to $125,000
— Examining and Audit Committee and Risk Committee Chair Retainers increased from $25,000 to $30,000
— Executive Compensation Committee Chair Retainer increased from $20,000 to $25,000
— Nominating and Governance Committee and Technology Committee Chair Retainers increased from $15,000 to $20,000
— Examining and Audit Committee and Risk Committee Member Retainers increased from $15,000 to $20,000

Board and Committee meeting fees were paid to non-employee directors for meetings that were held between January 1, 2018 and May 15, 2018. During this period, the Lead Director did not receive any committee meeting fees, but received Board meeting fees.

For the 2018–2019 Board year (the period between the 2018 and 2019 annual meetings of shareholders), the non-employee directors, other than the Chairman of the Board, will receive the following compensation:

Compensation Component	Value ($)	Vehicle[1]
Annual Retainer[2]	$ 90,000	Cash or shares of State Street common stock
Annual Equity Award[2]	195,000	Shares of State Street common stock
Lead Director Retainer	125,000	Cash or shares of State Street common stock
Examining and Audit Committee and Risk Committee Chair Retainers	30,000	Cash or shares of State Street common stock
Executive Compensation Committee Chair Retainer	25,000	Cash or shares of State Street common stock
Nominating and Corporate Governance Committee and Technology and Operations Committee Chair Retainers	20,000	Cash or shares of State Street common stock
Examining and Audit Committee and Risk Committee Member Retainers	20,000	Cash or shares of State Street common stock

(1) For non-employee directors elected at the annual meeting, all awards made in shares of State Street common stock are granted based on the closing price of our common stock on the NYSE on the date of the annual meeting that begins the period, rounded up to the nearest whole share, unless otherwise noted. Under the 2017 Stock Incentive Plan, with limited exceptions, the total value of all compensation components to a non-employee director cannot exceed $1.5 million in a calendar year.
(2) The annual retainer and annual equity award are pro-rated for any non-employee director joining the Board after the annual meeting.

Non-employee directors also receive reimbursement of expenses incurred as a result of Board service.

For his service as a director and Chairman during 2019, Mr. Hooley received a $250,000 cash retainer on January 2, 2019. If he is re-elected as a director at the 2019 annual meeting of shareholders, Mr. Hooley will receive an equity award with a value of $250,000 made in shares of State Street common stock on that date. Mr. Hooley continues to be eligible for the health screening, company car and driver (including parking), and personal and home security that were available to him previously. He is also eligible for the life insurance and matching charitable contributions available to other State Street directors.

Pursuant to State Street's Deferred Compensation Plan for Directors, non-employee directors may elect to defer the receipt of 0% or 100% of their (1) retainers, (2) annual equity award and/or (3) meeting fees. Non-employee directors also may elect to receive their retainers in cash or shares of State Street common stock. Non-employee directors who elect to defer the cash payment of their retainers or meeting fees may choose from four notional investment fund returns for such deferred cash. Deferrals of common stock are adjusted to reflect the hypothetical reinvestment in additional shares of common stock for any dividends or other distributions on State Street common stock. Deferred amounts will be paid (a) as elected by the non-employee director, on either the date of their termination of service on the Board or on the earlier of such termination and a future date specified, and (b) in the form elected by the non-employee director as either a lump sum or in installments over a two- to five-year period.

Director Stock Ownership Guidelines

Under our stock ownership guidelines, all non-employee directors are required to maintain a target level of stock ownership equal to 8 times the annual retainer of $90,000 for a total of $720,000. Non-employee directors must hold all net shares received until they reach the target ownership level. For purposes of these stock ownership guidelines, the value of shares owned is based on the closing price of our common stock on the NYSE on the date that we use for the beneficial ownership table below under the heading "Security Ownership of Certain Beneficial Owners and Management." Non-employee directors are credited with all shares they beneficially own for purposes of the beneficial ownership table which includes all shares awarded as director compensation, including share awards that have been deferred. Non-employee directors are expected to attain the ownership level ratably over a five-year period.

Our Securities Trading Policy prohibits directors from short selling State Street securities, engaging in hedging transactions in State Street securities and engaging in speculative trading of State Street securities.

As of March 5, 2019, Mses. Dugle and Mathew and Messrs. Freda, Meaney and O'Sullivan exceeded the pro-rated expected level of ownership but are below the full target ownership level, and therefore subject to the holding requirement. Each of the other non-employee directors exceeded the full target level of ownership under the guidelines.

2018 Director Compensation

The following table shows the compensation our non-employee directors earned for their services in 2018:

Name (a)	Fees Earned or Paid in Cash[1] ($) (b)	Stock Awards[2] ($) (c)	All Other Compensation[3] ($) (g)	Total ($) (h)
Kennett F. Burnes	$218,000	$195,022	$40,700	$453,722
Patrick de Saint-Aignan	164,000	195,022	40,700	399,722
Lynn A. Dugle	148,000	195,022	40,322	383,344
Amelia C. Fawcett	134,000	195,022	—	329,022
William C. Freda	158,000	195,022	40,700	393,722
Linda A. Hill[4]	106,500	195,022	27,935	329,457
Sara Mathew[5]	117,750	207,588	—	325,338
William L. Meaney[5]	97,750	207,588	—	305,338
Sean P. O'Sullivan	126,500	195,022	—	321,522
Richard P. Sergel	156,000	195,022	13,733	364,755
Gregory L. Summe	126,500	195,022	40,452	361,974

(1) Includes meeting fees earned from January 1, 2018 until May 15, 2018 when the Board voted to eliminate committee meeting fees entirely and Board meeting fees for the first 10 meetings attended, as follows: $24,000 for Mr. de Saint-Aignan and Dame Amelia; $21,000 for Mr. Sergel; $18,000 for Ms. Dugle and Mr. Freda; $16,500 for Ms. Hill and Messrs. O'Sullivan and Summe; $3,000 for Mr. Burnes; and $1,500 for Ms. Mathew and Mr. Meaney.

(2) On May 16, 2018, each non-employee director received 1,929 shares of State Street common stock valued at $195,022 based on the closing price of our common stock on the NYSE of $101.10. Stock awards to non-employee directors vest immediately, and there were no unvested non-employee director stock awards as of December 31, 2018.

(3) Perquisites received in 2018 include director life insurance coverage and business travel accident insurance paid for by State Street ($700 for Messrs. Burnes, de Saint-Aignan, Freda and Sergel; $452 for Mr. Summe; $331 for Ms. Hill; $322 for Ms. Dugle). Charitable contributions by non-employee directors are eligible for a Company matching contribution of up to $40,000 per calendar year under the State Street matching gift program. Matching charitable contributions made on behalf of the non-employee directors during 2018 were $40,000 for Ms. Dugle and Messrs. Burnes, de Saint-Aignan, Freda and Summe; $16,000 for Ms. Hill; and $13,033 for Mr. Sergel. Perquisites for Ms. Hill include a retirement gift with a cost of $11,604 in recognition of her 18 years of service on the State Street Board. The amount of perquisites and other personal benefits for Messrs. Meaney and O'Sullivan as well as Dame Amelia and Ms. Mathew have not been reported because the total did not exceed $10,000.

(4) Ms. Hill retired from the Board in October 2018. Amounts reported in the "Fees Earned or Paid in Cash" and "Stock Awards" columns reflect Board compensation earned in 2018 while Ms. Hill was serving as a director.

(5) Ms. Mathew and Mr. Meaney joined the Board in March 2018 and received a pro-rated annual retainer of $6,250 in cash and a pro-rated annual equity award of 126 shares of State Street common stock with a total value of $12,566 based on the closing price of our common stock on the NYSE on March 29, 2018 of $99.73 for service prior to the 2018 annual meeting.

Related Person Transactions

The Board has adopted a written policy and procedures for the review of any transaction, arrangement or relationship in which State Street is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors or 5% shareholders (or their immediate family members), who we refer to as "related persons," has a direct or indirect material interest. A related person proposing to enter into such a transaction, arrangement or relationship must report the proposed related-person transaction to State Street's Chief Legal Officer. The policy calls for the proposed related-person transaction to be reviewed and, if deemed appropriate, approved by the Nominating and Corporate Governance Committee. A related-person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Nominating and Corporate Governance Committee (or the Committee Chair) after full disclosure of the related person's interest in the transaction. Whenever practicable, the reporting, review and approval will occur prior to the transaction. If advance review is not practicable or was otherwise not obtained, the Committee will review and, if deemed appropriate, ratify the related-person transaction. The policy also permits the Committee Chair to review and, if deemed appropriate, approve proposed related-person transactions that arise between Committee meetings, in which case they will be reported to the full Committee at its next meeting. Any ongoing related-person transactions are reviewed annually.

> ### *Considerations*
>
> As appropriate for the circumstances, the Nominating and Corporate Governance Committee (or the Committee Chair) will review and consider:
>
> - the related person's interest in the related-person transaction
> - the approximate dollar value of the amount involved in the related-person transaction
> - the approximate dollar value of the related person's interest in the transaction without regard to any profit or loss
> - whether the transaction was undertaken in the ordinary course of State Street's business
> - whether the transaction with the related person is on terms no less favorable to State Street than terms that could be reached with an unrelated third-party
> - the purpose of the transaction and the potential benefits to State Street
> - any other information regarding the related-person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction

The Nominating and Corporate Governance Committee may approve or ratify the related-person transaction only if the Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, State Street's best interests. The Committee may, in its sole discretion, impose such conditions as it deems appropriate on State Street or the related person in connection with approval of the related-person transaction.

In addition to the transactions that are excluded by the instructions to the SEC's related-person transaction disclosure rule, the Board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related-person transactions for purposes of this policy:

- interests arising solely from the related person's position as an executive officer, employee or consultant of another entity (whether or not the person is also a director of such entity) that is a party to the transaction, where (1) the related person and his or her immediate family members do not receive any special benefits as a result of the transaction and (2) the annual amount involved in the transaction equals less than the greater of $1 million or 2% of the consolidated gross revenues of the other entity that is a party to the transaction during that entity's last completed fiscal year; or

- a transaction that involves discretionary charitable contributions from State Street to a tax-exempt organization where a related person is a director, trustee, employee or executive officer, provided the related person and his or her immediate family members do not receive any special benefits as a result of the transaction, and further provided that, where a related person is an executive officer of the tax-exempt organization, the amount of the discretionary charitable contributions in any completed year in the last 3 fiscal years is not more than the greater of $1 million, or 2% of that organization's consolidated gross revenues in the last completed fiscal year of that organization (in applying this test, State Street's automatic matching of director or employee charitable contributions to a charitable organization will not be included in the amount of State Street's discretionary contributions)

Based on information provided by the directors and executive officers, and obtained by the legal department, no related-person transactions are required to be reported in this proxy statement under applicable SEC regulations. In addition, neither State Street nor the Bank has extended a personal loan or extension of credit to any of its directors or executive officers.

ITEM 1 – ELECTION OF DIRECTORS

**The Board of Directors unanimously recommends that you vote
FOR
each of the nominees for director (Item 1 on your proxy card)**

Each director elected at the 2019 annual meeting will serve until the next annual meeting of shareholders, except as otherwise provided in State Street's by-laws or disclosed. Of the 12 director nominees, 10 are independent, non-management directors, as determined by the Board under the applicable definition in the NYSE listing standards and the State Street Corporate Governance Guidelines. One of the non-independent directors, Mr. Hooley, serves as the Chairman of State Street and, if re-elected at the annual meeting, is expected to retire as a director on December 31, 2019. The other non-independent director, Mr. O'Hanley, serves as the President and CEO of State Street.

Pursuant to State Street's by-laws, on February 21, 2019, the Board fixed the number of directors at 12. Unless contrary instructions are given, shares represented by proxies solicited by the Board of Directors will be voted for the election of the 12 nominees listed below. We have no reason to believe that any nominee will be unavailable for election at the annual meeting. In the event that one or more nominees is unexpectedly not available to serve, proxies may be voted for another person nominated as a substitute by the Board or the Board may reduce the number of directors to be elected at the annual meeting. Information relating to each nominee for election as director is described below, including:

• age and period of service as a director of State Street

• business experience during at least the past five years (including directorships at other public companies)

• community activities

• other experience, qualifications, attributes or skills that led the Board to conclude the director should serve or continue to serve as a director of State Street

The Board of Directors recommends that shareholders approve each director nominee for election based upon the qualifications and attributes discussed below. See "Corporate Governance at State Street—Board Composition and Director Selection Process" for a further discussion of the Board's process and reasons for nominating these candidates.



KENNETT F. BURNES
Age 76, Director Since 2003

BOARD ROLES AND COMMITTEES
• **Lead Director**
• Executive Committee

DIRECTOR QUALIFICATION HIGHLIGHTS
✓ Leadership
✓ Legal and Regulatory Compliance
✓ International Experience
✓ Finance

Career Highlights

• Retired Chairman, President and Chief Executive Officer, Cabot Corporation, an NYSE-listed manufacturer of specialty chemicals and performance materials (2001 to 2008); President (1995 to 2008)

• Former Director, Watts Water Technologies, Inc., an NYSE-listed supplier of products for use in the water quality, water safety, water flow control and water conservation markets (2009 to 2015)

Qualifications and Attributes

Mr. Burnes' significant experience in leading a global organization, with facilities and operations in approximately 20 countries, brings to State Street's Board a focus on developing new products and new businesses in diverse, international environments. Prior to joining Cabot Corporation in 1987, he was a partner at the Boston-based law firm of Choate, Hall & Stewart where he practiced corporate and business law for nearly 20 years. Mr. Burnes obtained experience in evaluating complex legal issues that arise in the types of material transactions boards of directors are called on to consider, including mergers and acquisitions and financing transactions. Mr. Burnes serves as a trustee for the Dana Farber Cancer Institute, a director for More Than Words and chairman of the board of trustees at the New England Conservatory and the Schepens Eye Research Institute. Mr. Burnes holds both an LL.B. and B.A. degree from Harvard University.



PATRICK DE SAINT-AIGNAN
Age 70, Director Since 2009

BOARD ROLES AND COMMITTEES
• Examining and Audit Committee
• Executive Committee
• Risk Committee (Chair)

DIRECTOR QUALIFICATION HIGHLIGHTS
✓ Finance
✓ Risk Management
✓ Global Financial Services
✓ International Experience

Career Highlights

• Retired Managing Director and Advisory Director, Morgan Stanley, an NYSE-listed global financial services company (1974 to 2007); firm-wide head of the company's risk management function (1995 to 2002)

• Director, Edaris Health, Inc., a private healthcare information technology company (2007 to present) (2007 to 2016 as Fore-run, prior to name change to Edaris Health, Inc. in 2016); member of the Compensation Committee

• Member of Supervisory Board, BH PHARMA, a private generic drug development company (2015 to present)

• Former Director, Allied World Assurance Company Holdings AG, a former NYSE-listed specialty insurance and reinsurance company acquired by Fairfax Financial Holdings in 2017 (2008 to 2017); member of the Enterprise Risk Committee (Chairman), Compensation Committee, Audit Committee and Investment Committee

• Former Director, Bank of China Limited, (2006 to 2008); member of the Audit Committee (Chairman), the Risk Policy Committee and the Personnel and Remuneration Committee

Qualifications and Attributes

Mr. de Saint-Aignan's extensive experience in risk management, corporate finance, capital markets and firm management brings to the Board a sophisticated understanding of risk, particularly with respect to the implementation of risk and monitoring programs within a global financial services organization. Mr. de Saint-Aignan's service on the board of directors and committees of several other companies gives him additional perspective on global management and governance. A dual citizen of the United States and France, he was honored with Risk Magazine's Lifetime Achievement Award in 2004. Mr. de Saint-Aignan holds his B.B.A. degree from the Ecole des Hautes Etudes Commerciales and an M.B.A. from Harvard University.



LYNN A. DUGLE
Age 58, Director Since 2015

BOARD ROLES AND COMMITTEES
•   Examining and Audit Committee
•   Executive Committee
•   Technology Committee (Chair)

DIRECTOR QUALIFICATION HIGHLIGHTS
✓ Cybersecurity
✓ Global Operations
✓ Technology
✓ International Experience

Career Highlights

•   Retired Chief Executive Officer and Chairman, Engility Holdings, Inc., an NYSE-listed engineering and technology consulting company (2018 to 2019); Chief Executive Officer and Director (2016 to 2018); Director (2014 to 2018) (2014 to 2015 as TASC, prior to acquisition by Engility Holdings, Inc.; 2015 to 2018 as Engility Holdings, Inc., prior to acquisition by Science Applications International Corp. in 2019)

•   Former Corporate Vice President and President, Intelligence, Information and Services, Raytheon Company, an NYSE-listed defense contractor and electronics manufacturer (2004 to 2015); Vice President, Engineering, Technology and Quality, Network Centric Systems (2004 to 2009); Vice President, Support Engineering and Six Sigma (1997 to 1999)

•   Former Vice President, Product, Systems Software Division, ADC Telecommunications, Inc., a former Nasdaq-listed communications company acquired in 2010 by Tyco Electronics (2002 to 2004); General Manager, Cable Systems Division (1999 to 2002)

•   Former Vice President, Quality & Support Engineering, Texas Instruments, Inc., a Nasdaq-listed electronics manufacturer (1982 to 1997)

Qualifications and Attributes

As the former Chief Executive Officer and Chairman of Engility Holdings, a leading provider of integrated solutions and services for the U.S. government, Department of Defense, federal civilian agencies and international customers, Ms. Dugle brings to the Board valuable experience in leading the development of large businesses with a focus on information, technology and security matters. Her understanding of information and technology matters provides the Board with perspective as State Street continues to transform and digitize products and services. Prior to her role at Engility, Ms. Dugle was the president of Intelligence, Information and Services at Raytheon where she was responsible for the company's advanced cyber solutions, cyber security services and information-based solutions. She also served as vice president of engineering, technology and quality for the former Network Centric Systems business at Raytheon and was responsible for the strategic direction, leadership and operations of the engineering, technology and quality functions. Prior to Raytheon, Ms. Dugle held executive positions at ADC Telecommunications with responsibility for leading teams across Europe, Middle East and Africa and the Asia-Pacific region. She holds B.S. and B.B.A. degrees from Purdue University and an M.B.A. with a concentration in international business from the University of Texas at Dallas.



AMELIA C. FAWCETT
Age 62, Director Since 2006

BOARD ROLES AND COMMITTEES
• Executive Compensation Committee
• Risk Committee
• Technology and Operations Committee

DIRECTOR QUALIFICATION HIGHLIGHTS
✓ Legal and Regulatory Compliance
✓ Leadership
✓ Global Financial Services
✓ Risk Management

Career Highlights

• Chairman, Kinnevik AB, a long-term oriented investment company (2018 to present); Deputy Chairman (2013 to 2018); Non-Executive Director (2011 to present); member of Remuneration Committee (Chair) and Governance, Risk and Compliance Committee (Chair)

• Chairman, Standards Board for Alternative Investments (2011 to present) (2011 to 2017 as Hedge Fund Standards Board; 2017 to present as Standards Board for Alternative Investments) (U.K.), a global standard-setting body for the alternative investment industry

• Former Non-Executive Director, HM Treasury, the British Government's Economic & Finance Ministry (2012 to 2018)

• Former Non-Executive Director, Millicom International Cellular S.A., an international telecommunications and media company (2014 to 2016); member of the Remuneration Committee (Chair) and Compliance and Business Practices Committee

• Former Non-Executive Chairman, Guardian Media Group plc, a privately held diversified multimedia business in London (2009 to 2013); Non-Executive Director (2007 to 2013)

• Former Vice Chairman and Chief Operating Officer of European Operations, Morgan Stanley, an NYSE-listed global financial services company (2002 to 2006) and Morgan Stanley International Limited, London (2006 to 2007); Vice President (1990 to 1992); Executive Director (1992 to 1996); Managing Director and Chief Administrative Officer for European Operations (1996 to 2002); Senior Adviser (2006 to 2007)

Qualifications and Attributes

Dame Amelia Fawcett, a dual American and British citizen, has many years of extensive and diverse financial services experience. At Morgan Stanley, she served in many roles including Vice Chairman and Chief Operating Officer of Morgan Stanley International and had responsibility for development and implementation of the company's business strategy (including business integration), as well as oversight of the company's operational risk functions, infrastructure support and corporate affairs. Prior to joining Morgan Stanley, she was an attorney at the New York-based law firm of Sullivan & Cromwell, practicing primarily in the areas of corporate and banking law in both New York and Paris. Her service on both the Court of Directors of the Bank of England (the Board of the British Central Bank) and the British Treasury provided her with valuable experience with the complex regulatory and compliance frameworks of the financial industry. Dame Amelia was awarded a CBE (Commander of the Order of the British Empire) and a DBE (Dame Commander of the Order of the British Empire) by the Queen, in both instances for services to the finance industry and in 2018 the Queen made her a Commander of the Royal Victorian Order for services as Chairman of The Prince of Wales's Charitable Foundation. In addition, in 2004, she received His Royal Highness The Prince of Wales's Ambassador Award recognizing responsible business activities that have a positive impact on society and the environment. Dame Amelia's public policy experience and experience in the European banking markets provide a valuable international financial markets perspective to State Street. She formerly has served, or currently serves, in the capacity as chairman of the American Friends of the National Portrait Gallery, deputy chairman of the National Portrait Gallery, chairman of The Prince of Wales's Charitable Foundation, deputy chairman and governor of the London Business School, a commissioner of the U.S.-U.K. Fulbright Commission and a trustee of Project Hope (current). Dame Amelia received a B.A. degree from Wellesley College and a J.D. degree from the University of Virginia.



WILLIAM C. FREDA
Age 66, Director Since 2014

BOARD ROLES AND COMMITTEES
• Examining and Audit Committee (Chair)
• Executive Committee
• Risk Committee

DIRECTOR QUALIFICATION HIGHLIGHTS
✓ Audit and Accounting
✓ Risk Management
✓ Global Financial Services
✓ Leadership

Career Highlights

• Retired Senior Partner and Vice Chairman, Deloitte, LLP, a global professional services firm (2011 to 2014); Managing Partner of Client Initiatives (2007 to 2011); member of U.S. Executive Committee

• Chairman, Hamilton Insurance Group, a global insurance and reinsurance company (2014 to present); Director (2014 to 2017); Chairman (2017 to present)

• Director, Guardian Life Insurance Company, a mutual life insurance company (2014 to present)

• Former Director, Deloitte Touche Tohmatsu Limited (2007 to 2013); member of Risk Committee (Chairman) (2011 to 2013) and Audit Committee (Chairman) (2008 to 2011)

Qualifications and Attributes

As senior partner and vice chairman of Deloitte, LLP, Mr. Freda served Deloitte's most significant clients and maintained key relationships, acting as a strategic liaison to the marketplace as well as to professional and community organizations. Mr. Freda joined Deloitte in 1974 and built a distinguished record of service during his 40-year career, having served on a wide range of multinational engagements for many of Deloitte's largest and most strategic clients. Mr. Freda brings to the Board key insight and perspective on risk management, international expansion and client relationships gained through his extensive experience interacting with audit committees, boards of directors and senior management. He serves as a trustee of Bentley University. Previously, Mr. Freda has served as the chairman of Catholic Community Services, the United Way of Essex and West Hudson and the AICPA Insurance Companies Committee and was a U.S. Representative to the International Accounting Standards Committee's Insurance Steering Committee. Mr. Freda received a B.S. in accounting from Bentley University.



JOSEPH L. HOOLEY
Age 62, Director Since 2009

BOARD ROLES AND COMMITTEES
• Chairman of the Board
• Executive Committee (Chair)
• Risk Committee

DIRECTOR QUALIFICATION HIGHLIGHTS
✓ Leadership
✓ Global Operations
✓ Global Financial Services
✓ Governance

Career Highlights

• Chairman, State Street Corporation (2011 to present); Chief Executive Officer (2010 to 2018); President and Chief Operating Officer (2008 to 2014)

• Former President and Chief Executive Officer, Boston Financial Data Services (1990 to 2000)

• Former President and Chief Executive Officer, National Financial Data Services (1988 to 1990)

Qualifications and Attributes

Mr. Hooley retired from his role as the Chief Executive Officer of State Street, effective December 31, 2018, and currently serves as the non-executive Chairman of the Board of State Street. He served as Chief Executive Officer from March 2010 to December 2018 and President and Chief Operating Officer from April 2008 to December 2014. From 2002 to April 2008, Mr. Hooley served as Executive Vice President and head of the Investor Services Division of State Street and, in 2006, was appointed Vice Chairman and Global Head of Investment Servicing and Investment Research and Trading of State Street. Mr. Hooley was elected to serve on the Board of Directors in October 2009, and he was appointed Chairman of the Board in January 2011. His leadership experience and core understanding of State Street's full range of services brings to the Board a detailed, innovative and thorough perspective on State Street's key operations, strategic initiatives and client relationships globally. He is a director on the board of Boys & Girls Clubs of Boston and the President's Council of the Massachusetts General Hospital. He received a B.S. degree from Boston College.



SARA MATHEW
Age 63, Director Since 2018

BOARD ROLES AND COMMITTEES
- Nominating and Corporate Governance Committee
- Risk Committee

DIRECTOR QUALIFICATION HIGHLIGHTS
✓ Audit and Accounting
✓ Technology
✓ International Experience
✓ Legal and Regulatory Compliance

Career Highlights

- Retired Chairman and Chief Executive Officer, Dun & Bradstreet Corporation, an NYSE-listed international commercial data and analytics provider (2010 to 2013); President and Chief Operating Officer (2007 to 2009); Chief Financial Officer (2001 to 2007)

- Non-Executive Chairman, Federal Home Loan Mortgage Company, a government-sponsored firm operating in the secondary residential mortgage market (2019 to present); Director (2013 to present); member of Audit Committee (Chair), Executive Committee and Nominating and Governance Committee

- Director, Campbell Soup Company, an NYSE-listed consumer food producer (2005 to April 2019); member of Audit Committee (Chair) and Finance and Corporate Development Committee

- Former Director, Shire Plc, a Nasdaq-listed FTSE 25 biopharmaceutical company (2015 to 2019; prior to acquisition by Takeda Pharmaceutical Company Limited in 2019); Chair of Audit and Risk Committee and member of Compliance and Nomination and Governance Committee

- Former Director, Avon Products, Inc., an NYSE-listed beauty, household and personal care products manufacturer (2014 to 2016)

- Former Vice President of Finance, ASEAN, Australasia and India, Procter and Gamble Company, an NYSE-listed international manufacturer of consumer goods (2000 to 2001); Controller and Chief Financial Officer, Baby-Care and Paper Products (1998 to 2000); other various positions through her 18-year tenure

Qualifications and Attributes

In her prior role as chairman and chief executive officer of Dun & Bradstreet Corporation, Ms. Mathew led the company's transformation from a data collection business into an innovative provider of data analytics and insights. Prior to her role as chairman and chief executive officer, she served as president and chief operating officer, overseeing the company's consumer segments, and chief financial officer where she initiated and managed the redesign of the company's accounting processes and controls. Before joining Dun & Bradstreet Corporation, Ms. Mathew held various positions at Procter and Gamble Company within finance, accounting, investor relations and brand management. Her deep background in finance, technology, corporate strategy and operations, combined with her experiences leading and overseeing a diverse assortment of international consumer-focused companies and transformational initiatives, allows Ms. Mathew to provide a unique, innovative and global perspective to State Street. Ms. Mathew received a B.S. degree in physics, mathematics and chemistry from the University of Madras, India and an M.B.A. degree in finance and marketing from Xavier University.



WILLIAM L. MEANEY
Age 58, Director Since 2018

BOARD ROLES AND COMMITTEES
• Nominating and Corporate
  Governance Committee
• Technology and Operations Committee

DIRECTOR QUALIFICATION HIGHLIGHTS
✓ Leadership
✓ Governance
✓ International Experience
✓ Global Operations

Career Highlights

• President, Chief Executive Officer and Director, Iron Mountain, Inc., an NYSE-listed information management and data backup and recovery company (2013 to present)

• Former Director, Qantas Airways, an Australian Securities Exchange-listed airline (2012 to 2018); member of the Safety, Health, Environment and Security Committee and the Remuneration Committee

• Former Chief Executive Officer, Zuellig Group, a privately owned long-term holding company based in Hong Kong (2004 to 2012)

Qualifications and Attributes

Mr. Meaney, a citizen of the United States, Switzerland and Ireland, has extensive domestic and international business experience across both established and emerging markets. As the president and chief executive officer of Iron Mountain, he has continued to lead the company as it evolves and expands its secure storage and digital transformation offerings. Before joining Iron Mountain, Mr. Meaney was the chief executive officer of Zuellig Group, where he was responsible for a diverse portfolio of Asia Pacific businesses that spanned a variety of heavily regulated and consumer-based industries, including health care, agriculture, pharmaceuticals and materials handling. He has held several senior positions throughout the airline industry, including chief commercial officer of Swiss International Airlines and executive vice president of South African Airways, founded and managed his own consulting firm and served as an operations officer with the U.S. Central Intelligence Agency. Mr. Meaney provides State Street's Board with an acute global viewpoint on corporate strategy and business expansion founded upon his background in leading and developing large U.S. and international companies. Mr. Meaney is a member of both the FM Global advisory board and President's Council of Massachusetts General Hospital and is a former trustee of Rensselaer Polytechnic Institute and Carnegie Mellon University. He holds a B.S. degree from Rensselaer Polytechnic Institute and an M.B.A. from Carnegie Mellon University.



RONALD P. O'HANLEY
Age 62, Director Since 2019

BOARD ROLES AND COMMITTEES
None

DIRECTOR QUALIFICATION HIGHLIGHTS
✓ Leadership
✓ Global Financial Services
✓ Governance
✓ Asset Management

Career Highlights

- President and Chief Executive Officer, State Street Corporation (2019 to present); President and Chief Operating Officer (2017 to 2019); Vice Chairman (2017); Chief Executive Officer and President, State Street Global Advisors (2015 to 2017)

- Director, Unum Group, an NYSE-listed provider of financial protection benefits in the United States and United Kingdom (2015 to present); member of the Human Capital Committee and Governance Committee

- Former President of Asset Management & Corporate Services, Fidelity Investments, Inc., a multinational financial services corporation (2010 to 2014)

- Former Chief Executive Officer and President, BNY Mellon Asset Management (2007 to 2010)

Qualifications and Attributes

Mr. O'Hanley joined State Street in 2015 to lead State Street's investment management business as the Chief Executive Officer and President of State Street Global Advisors. Since that time, he has held several senior leadership positions within the Company, serving as Vice Chairman from January 2017 to November 2017 and President and Chief Operating Officer from November 2017 to February 2019. Effective January 1, 2019, Mr. O'Hanley began his service as Chief Executive Officer and as a member of the Board of Directors. His extensive leadership, executive management and operational experience over the last three decades in asset management and global financial services provides the Board with the experience necessary to help navigate the Company's strategic priorities on data management, client experience and technology enhancement. Mr. O'Hanley received a B.A. degree from Syracuse University and an M.B.A. from Harvard Business School.



SEAN O'SULLIVAN
Age 63, Director Since 2017

BOARD ROLES AND COMMITTEES
- Risk Committee
- Technology and Operations Committee

DIRECTOR QUALIFICATION HIGHLIGHTS
✓ International Experience
✓ Global Financial Services
✓ Technology
✓ Risk Management

Career Highlights

- Retired Group Managing Director and Group Chief Operating Officer, HSBC Holdings, plc., an NYSE-listed banking and financial services organization (2011 to 2014); Executive Director and Chief Technology and Services Officer, HSBC Bank plc. (2007 to 2010); other various positions throughout his 34-year tenure

Qualifications and Attributes

As the Group Managing Director and Group Chief Operating Officer of HSBC Holdings, plc., Mr. O'Sullivan led the bank's global operations and information technology functions, with worldwide responsibilities for business transformation, organizational restructuring and operational effectiveness. Prior to assuming the role of Group Managing Director and Group Chief Operating Officer, Mr. O'Sullivan held various positions throughout HSBC in the U.S., Canada and Europe. His long tenure at HSBC provided him with valuable experience with the operational and technology challenges faced by a large, global financial institution as well as the management of overall company effectiveness and efficiency, including development of a global approach to expense management and operational risk management. Mr. O'Sullivan is a member of the Information Technology Advisory Committee at the University of British Columbia and a former trustee of the York University Foundation. He is a dual citizen of Canada and the U.K. and received a B.A. degree from the Ivey School of Business at Western University.



RICHARD P. SERGEL
Age 69, Director Since 1999

BOARD ROLES AND COMMITTEES
• Examining and Audit Committee
• Executive Committee
• Executive Compensation Committee (Chair)
• Technology and Operations Committee

DIRECTOR QUALIFICATION HIGHLIGHTS
✓ Legal and Regulatory Compliance
✓ Audit and Accounting
✓ International Experience
✓ Leadership

Career Highlights

• Retired President and Chief Executive Officer, North American Electric Reliability Corporation, NERC, a self-regulatory organization for the bulk electricity system in North America (2005 to 2009)

• Director, Emera, Inc., a Toronto Stock Exchange-listed energy and services company (2010 to present)

• Former President and Chief Executive Officer, New England Electric System (and its successor company, National Grid USA), an NYSE-listed electric utility (1998 to 2004)

Qualifications and Attributes

Mr. Sergel's responsibilities as chief executive officer of the North American Electric Reliability Corporation included imposing statutory responsibility and regulating the industry through adoption and enforcement of standards and practices. To do so, he led NERC to establish the first set of legally enforceable standards for the U.S. bulk power system. Prior to joining NERC, he spent 25 years with the New England Electric System, where he oversaw the merger with National Grid in 2000. His extensive practical and technical expertise in navigating the energy market through regulatory change and major transactions offers the Board important perspective on the evolving financial services industry and regulatory environment. Mr. Sergel served in the United States Air Force reserve from 1973 to 1979 and has served as a director of Jobs for Massachusetts and the Greater Boston Chamber of Commerce. He is a former trustee of the Merrimack Valley United Way and the Worcester Art Museum, prior chairman of the Consortium for Energy Efficiency and was a member of the Audit Committee for the Town of Wellesley, Massachusetts. Mr. Sergel received a B.S. degree from Florida State University, an M.S. from North Carolina State University and an M.B.A. from the University of Miami.



GREGORY L. SUMME
Age 62, Director Since 2001

BOARD ROLES AND COMMITTEES
- Executive Committee
- Executive Compensation Committee
- Nominating and Corporate Governance (Chair)

DIRECTOR QUALIFICATION HIGHLIGHTS
- ✓ Global Financial Services
- ✓ Governance
- ✓ Leadership
- ✓ Asset Management

Career Highlights

- Managing Partner and Founder, Glen Capital Partners, LLC, an alternative asset investment fund (2013 to present)

- Former Managing Director and Vice Chairman of Global Buyout, Carlyle Group, a Nasdaq-listed global asset manager (2009 to 2014)

- Former Chairman, Chief Executive Officer and President, PerkinElmer, Inc., an NYSE-listed developer and producer of life science equipment and services (1998-2009)

- Director, NXP Semiconductors, a Nasdaq-listed semiconductor manufacturer (2010 to present) (Director, 2010 to 2015 and Chairman, 2013 to 2015 as Freescale Semiconductor, Inc., prior to its acquisition by NXP Semiconductors in 2015; 2015 to present as NXP Semiconductors)

- Former Director, LMI Aerospace, a Nasdaq-listed designer and provider of aerospace structures (2014 to 2017)

Qualifications and Attributes

Mr. Summe has extensive management experience leading large and complex corporate organizations in evolving environments. While vice chairman of Carlyle Group, he was responsible for buyout funds in financial services, infrastructure, Japan, the Middle East and African markets and served on the firm's operating and investment committees. His experience in private equity has afforded him a deepened exposure to understanding varied business models, practices, strategies and environments and assessing value in varied international regions. During his tenure as chairman and chief executive officer at PerkinElmer, Mr. Summe led the company's transformation from a diversified defense contractor to a technology leader in health sciences. Prior to joining PerkinElmer, Mr. Summe held leadership positions at AlliedSignal (now Honeywell), General Electric and McKinsey & Co. Mr. Summe holds B.S. and M.S. degrees in electrical engineering from the University of Kentucky and the University of Cincinnati, respectively, and an M.B.A. with distinction from the Wharton School of the University of Pennsylvania. He is also in the Engineering Hall of Distinction at the University of Kentucky.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis

In this compensation discussion and analysis, or CD&A, we describe our approach to executive compensation, including our philosophy, design, process and risk alignment. We also describe compensation decisions for 2018 for the following named executive officers, or NEOs, who served in the following positions during 2018:

- **Joseph L. Hooley** — Chairman and Chief Executive Officer
- **Eric W. Aboaf** — Executive Vice President and Chief Financial Officer
- **Ronald P. O'Hanley** — President and Chief Operating Officer
- **Jeff D. Conway** — Executive Vice President and Global Head of Operations and Business Transformation (Global Delivery)
- **Karen C. Keenan** — Executive Vice President and Chief Administrative Officer

Mr. Hooley retired as our Chief Executive Officer on December 31, 2018, and was succeeded by Mr. O'Hanley on January 1, 2019. Mr. Conway is leaving State Street on or before June 1, 2019.

In this CD&A, references to the Compensation Committee, or to the Committee, are references to the Executive Compensation Committee of the Board of Directors.

CD&A Table of Contents

Executive Summary

2018 Corporate Performance

In 2018, we continued to invest in differentiating capabilities to meet our clients' ever-changing needs. We took an important strategic step with our acquisition of Charles River Development and made key executive hires and transitions, to continue advancing our multi-year strategy. Further, we maintained a sustained focus on risk excellence. While we made progress on our strategic initiatives, we are not satisfied with our 2018 financial performance. Weaker equity markets, particularly in the fourth quarter, and challenging market dynamics for our clients, drove ongoing fee compression and impacted servicing fee revenues. We also underperformed relative to our publicly disclosed guidance on fee revenue growth and fee operating leverage and our one-year total shareholder return trailed both our peer group median and the S&P Financial Index. We announced a record level of new servicing wins, with $1.9 trillion in new business commitments, increased net interest income by 16% over 2017, and grew both revenue and earnings while maintaining a strong capital position. The Committee considered these indicators in evaluating 2018 corporate performance for compensation purposes. Additional factors considered by the Committee are described under the heading "2018 Compensation Decisions—Corporate Performance."

Financial Performance

Consolidated Financial Performance[1]

($ In millions, except per share data)	2018	2017	Change
Total fee revenue	$ 9,305	$ 8,905	4.5%
Revenue	11,982	11,170	7.3%
Pre-tax margin	25.0%	26.0%	(100) bps
Diluted earnings per share (EPS)	6.40	5.24	22.1%
Return on average common equity (ROE)	12.2%	10.6%	160 bps

(1) In the first quarter of 2019, we plan to change our accounting method under the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 323, Investments—Equity Method and Joint Ventures for investments in low-income housing tax credit (LIHTC) investments from the equity method of accounting to the proportional amortization method of accounting. Financial results presented within this proxy statement do not reflect this change. For additional information, see our current report on Form 8-K dated March 5, 2019, on file with the SEC.

Revenue, EPS and ROE all increased in 2018 from 2017, whereas pre-tax margin decreased in 2018 from 2017, as shown in the table above.

Total Shareholder Return (TSR)

	State Street	Peer Group Median[1]	S&P Financial Index
1-Year TSR	(33.97)%	(18.43)%	(13.04)%
3-Year TSR	1.13%	20.70%	30.38%

(1) Based on our 15-company compensation peer group; for more information on our compensation peer group see below under the heading, "Other Elements of Our Process—Peer Group and Benchmarking."

Strategic Objective Performance

We made progress on several important strategic objectives during 2018. These included:

• Completed the acquisition of Charles River Development, a provider of investment management front office tools and solutions. Charles River presents an opportunity for State Street to deploy an interoperable front-to-back office investment servicing solution

• Reorganized our sales, product and service delivery operations to create a global, integrated service model

• Continued the digitization of our business to deliver tangible benefits to our clients, while delivering approximately $245 million of net pre-tax program savings in 2018 through footprint optimization and the deployment of technology to improve process efficiencies

• Implemented a fully redesigned, more rigorous performance management process for all employees

• Executed our announced Chief Executive Officer transition in accordance with plan

For further details on these and other initiatives, see below under the headings "2018 Compensation Decisions—Corporate Performance" and "2018 Compensation Decisions—Individual Performance and Compensation Decisions."

Additional Performance Notes

Capital

• We declared total quarterly common stock dividends of $1.78 per share in 2018, or approximately $665 million, compared to total quarterly common stock dividends of $1.60 per share, or approximately $596 million, in 2017

• In the first quarter of 2018, we acquired 3.3 million shares of common stock at an aggregate cost of approximately $350 million under our prior common stock purchase program approved by the Board. To finance, in part, our acquisition of Charles River Development, we did not repurchase any common stock in the remainder of 2018. We resumed common stock repurchases in 2019 under our present, announced plan permitting repurchases of up to $600 million through June 30, 2019

Our regulatory capital levels remained well above current regulatory minimum requirements in 2018:

Capital Ratio	State Street Corporation December 31, 2018[1]	2018 Minimum Requirements Including Capital Conservation Buffer and G-SIB Surcharge[2]
Common Equity Tier 1 Risk-Based Capital	11.7%	7.5%
Tier 1 Risk-Based Capital	15.5%	9.0%
Total Risk-Based Capital	16.3%	11.0%
Tier 1 Leverage	7.2%	4.0%

(1) Calculated in conformity with the "standardized approach" provisions of the Basel III final rule issued by the Board of Governors of the Federal Reserve System in July 2013.
(2) Minimum common equity tier 1 risk-based capital, minimum tier 1 risk-based capital and minimum total risk-based capital presented include the transitional capital conservation buffer as well as the estimated transitional G-SIB surcharge that were phased-in beginning January 1, 2016 through January 1, 2019 based on an estimated 1.5% surcharge in all periods.

CCAR Results

Under Federal Reserve rules, we must submit an annual capital plan to the Federal Reserve, taking into account the results of separate stress tests designed by us and by the Federal Reserve. We completed the Federal Reserve's 2018 Comprehensive Capital Analysis and Review, or CCAR process, and received a conditional non-objection to our 2018 capital plan, requiring State Street to enhance the management and analysis of counterparty exposures under stress, which we subsequently satisfied.

Other Matters

State Street's 2018 performance is reviewed in greater detail, along with relevant risks associated with our business, results of operations and financial condition, in our annual report on Form 10-K, which accompanies this proxy statement and was previously filed with the Securities and Exchange Commission, or SEC.

2018 Corporate and NEO Performance Evaluations

Corporate Performance

In determining our NEOs' compensation for 2018, the Compensation Committee evaluated State Street's overall corporate performance. This evaluation included a structured assessment of corporate performance based on three discrete score-cards that capture State Street's annual performance against financial, strategic and risk management objectives. Despite strong strategic performance and appropriate risk management, the Committee determined that State Street's overall performance was Below Expectations, driven primarily by our 2018 financial performance. The Committee's conclusions are shown below:

Corporate Performance Scorecards	2018 Committee Evaluation
Financial Performance	Below Expectations
Strategic Objectives Performance	Above Expectations
Risk Management Performance	At Expectations
Overall Performance	**Below Expectations**

NEO Performance and Compensation

For 2018, the Compensation Committee awarded markedly lower annual and long-term incentives relative to target for all NEOs. NEO awards reflect their individual performance, as described in more detail under the heading "2018 Compensation Decisions—Individual Performance and Compensation Decisions," as well as the Committee's decision to apply a broad-based downward adjustment to incentive awards relative to target for all members of State Street's Management Committee, based on their accountability for our financial performance, as described in more detail under the heading "2018 Compensation Decisions—Corporate Performance." For similar reasons, our other Executive Vice Presidents also received, on average, markedly lower incentive compensation relative to 2017.

The Compensation Committee awarded our NEOs annual incentives ranging from 61% to 84% of target for 2018 and long-term incentive awards ranging from 58% to 78% of target, resulting in total incentives awarded for 2018 ranging from 59% to 76% of target and representing a marked decrease from awards for 2017.

For example, Mr. Hooley was awarded total incentive compensation of $8,717,600 for 2018, down 41% from 2017. This represented overall incentive compensation for 2018 at 67% of target, including annual incentives at 64% of target and long-term incentives at 68% of target, as shown in the chart below:

CEO Incentive Compensation Relative to Target and Prior Year



Sound Compensation and Corporate Governance Practices

Our NEO compensation practices are designed to support good governance and avoid incentivizing excessive risk-taking. We regularly review and refine our governance practices considering several factors, including feedback from ongoing engagement with our shareholders.

What We Do

✓ Long-term performance-based awards in the form of performance-based restricted stock units (RSUs)

✓ Deferral of a significant amount of cash- and equity-based incentive compensation, including a portion of the annual cash incentive

✓ Active engagement with shareholders on compensation and governance issues

✓ Overlapping membership between the Compensation Committee and the Board's Risk Committee and Examining and Audit Committee

✓ Clawback and forfeiture policies to recoup incentive compensation payments

✓ "Double-trigger" change-of-control required for deferred incentive compensation award acceleration and cash payments

✓ Stock ownership policy, including holding requirements for NEOs who are below full ownership guidelines

✓ Independent compensation consultant

✓ Non-compete and other restrictive covenants apply to deferred incentive awards

✓ Annual review of incentive compensation risks

What We Do Not Do

✗ No change-of-control excise tax gross-up

✗ No "single-trigger" change-of-control vesting or cash payments

✗ No option repricing

✗ No short-selling, options trading or hedging transactions in State Street securities

✗ No excessive perquisites

✗ No tax gross-ups on perquisites (other than for certain expatriate benefits and standard relocation benefits)

✗ No multi-year guaranteed incentive awards

New Compensation Program Features

We made the following enhancements to NEO compensation policies and practices in 2018:

> ***New for the 2018 Compensation Year***
>
> • Added pre-tax margin as a second, equally-weighted metric for performance-based RSUs granted in March 2019 for 2018. See "Compensation Design Elements—Elements of Compensation" for additional detail
>
> — Adding a second metric to our performance-based RSU program to balance the ROE metric mitigates risk of excessive focus on a single metric
>
> — Focusing on pre-tax margin, in addition to ROE, reinforces State Street's long-term strategy by measuring revenue growth with expense management objectives
>
> • Updated the peer group the Compensation Committee uses as a market reference in making NEO incentive compensation decisions. See "Other Elements of Our Process—Peer Group and Benchmarking" for additional detail
>
> • Reduced the amounts payable upon a qualifying termination of employment following a change of control. See "Other Elements of Compensation—Change-of-Control Agreements" for additional detail

Shareholder Outreach and "Say-on-Pay"

In reviewing compensation design and governance practices, the Compensation Committee considers market practice and regulatory guidance, as well as other factors, including shareholder feedback. The Committee receives feedback from our shareholders through two primary channels:

• *Shareholder Outreach.* We engage with our largest shareholders to understand their perspectives on our compensation and governance programs. For 2018, we engaged or requested engagement with shareholders representing more than 40% of our outstanding common stock

• *"Say-on-Pay."* At our annual shareholder meeting, we ask our shareholders to approve a non-binding advisory proposal on executive compensation. At our 2018 annual meeting, our shareholders approved the proposal with over 95% of the votes cast

Based on the results of our "say-on-pay" vote and shareholder outreach, the Committee believes that our shareholders support our overall executive compensation program. For the 2018 compensation year, we therefore continued many of the elements of our existing compensation program, such as maintaining a high level of equity and deferral for incentive compensation awards to our NEOs, as well as emphasizing pay for performance and alignment with shareholder interests. One area of specific discussion we had with several of our shareholders over the past few years involved the design of our performance-based RSUs. These discussions, together with long-term strategic and other considerations, informed the changes to the design of these awards, as described above.

Compensation Philosophy

State Street's compensation program for NEOs and other executive officers aims to:

• attract, retain and motivate superior executives

• reward those executives for meeting or exceeding annual and long-term financial and strategic objectives

• drive long-term shareholder value and financial stability

• align incentive compensation with the risks and performance results experienced by our shareholders through the use of significant levels of deferred equity-based compensation

• provide equal pay for work of equal value

• achieve the preceding goals in a manner aligned with sound risk management and our corporate values

Compensation Design Elements

Elements of Compensation. Key elements of our total compensation program for our NEOs for 2018 are described below.

Element	Description	Considerations and Rationale	Clawback, Forfeiture and *Ex Ante* Mechanisms[1]
Salary			
Base Salary[2]	• Fixed annual cash amount • Paid periodically throughout the year	• Compensates employees throughout the year for day-to-day responsibilities	—
Annual Incentive Compensation			
Immediate Cash (non-deferred)	• Variable amount paid as an immediate cash award	• Provides a limited incentive opportunity based on annual performance	✓
Deferred Value Awards (DVAs)	• DVAs are notionally invested in a money market fund • Vest ratably in 16 quarterly installments (with the first installment vesting in May 2019) • Paid in cash upon vesting	• Subject to vesting requirements • Retains benefits of deferral for a portion of the annual incentive • Non-dilutive for shareholders	✓
Long-Term Incentive Compensation			
Performance - Based Restricted Stock Units (RSUs)[3]	• Number of RSUs ultimately earned will be based on State Street's average annual ROE and average annual pre-tax margin over the three-year performance period (2019 – 2021), subject to adjustment for objectively determinable factors[4] • ROE and pre-tax margin are weighted equally in determining the RSU payout, resulting in a total RSU payout range of 0 – 150%, as shown in the table below	• Subject to performance-based vesting to align with long-term performance • Utilizes financial performance metrics that are monitored closely in our industry • **New for the 2018 Compensation Year** Pre-tax margin added as a second metric in equal weight with ROE, further aligning NEO compensation with our business strategy • Equity-based compensation directly reflects the rewards and risks shared by our NEOs and our shareholders	✓

50% Weighting　　　　　　*50% Weighting*

ROE	ROE Performance		Pre-tax Margin	Pre-tax Margin Performance		Total Payout Range
< 8%	No Payout	+	< 24%	No Payout	=	0% Payout
8.0%	Threshold	+	24.0%	Threshold	=	50% Payout
13.0%	Target	+	29.0%	Target	=	100% Payout
18.0%	Maximum	+	34.0%	Maximum	=	150% Payout

Element	Description	Considerations and Rationale	
	• RSUs ultimately earned "cliff" vest in one installment in February 2022	• Paid in State Street shares upon vesting[5]	
Deferred Stock Awards (DSAs)	• DSAs vest ratably in four annual installments (with the first installment vesting in February 2020) • Paid in State Street shares upon vesting[5]	• Subject to vesting requirements • Equity-based compensation directly reflects the rewards and risks shared by our NEOs and our shareholders	✓

(1) For more information, see the discussion under "Other Elements of Compensation—Recourse Mechanisms" below.

(2) Includes a fixed allowance paid to Mr. Conway during early 2018 while he was subject to U.K. remuneration regulations.

(3) Additional detail on the terms of outstanding performance-based RSUs granted for prior years is found in the discussion under "Prior-Year Performance-Based RSU Awards" below and in our 2016 to 2018 proxy statements.

(4) Prior to granting the performance-based RSU award, the Compensation Committee reviews factors that affect performance measures during the performance period and which will be excluded from the performance measure calculation, such as: acquisitions, dispositions and similar transactions and related securities issuances and expenses; changes in accounting principles, tax or banking law or regulations; litigation or regulatory settlements arising from events that occurred prior to the performance period; and restructuring charges and expenses. In addition, the Committee retains the discretionary right to disregard any calculation adjustment that would result in an increase to average ROE or average pre-tax margin, and to reduce the payout under the performance award for other material items or events.

(5) The DSAs and a portion of the performance-based RSUs awarded to Mr. Conway are subject to a 12-month post-vest holding period to reflect the portion of 2018 while he was subject to U.K. remuneration regulations.

Restrictive Covenants. Each of our deferred incentive compensation awards includes restrictive covenants concerning non-competition, non-solicitation, confidentiality and non-disparagement.

Compensation Committee Process Concerning Risk Alignment

For 2018, we continued our focus on aligning incentive compensation with appropriate risk management principles. We provide incentives that are designed not to encourage unnecessary or excessive risk-taking and have established related process controls and oversight. These features include:

- *Compensation Committee Interaction and Overlap with Risk Committee and Examining and Audit Committee.* Members of the Compensation Committee regularly communicate with the Board's Risk Committee and its Examining and Audit Committee to integrate input from these other committees into compensation decisions. A member of these other committees also currently serves on the Compensation Committee

- *Corporate Risk Summary Review.* The Compensation Committee periodically reviews a corporate risk scorecard, prepared by the Chief Risk Officer and confirmed by the Risk Committee, assessing firm-wide risk in several categories

- *Annual Compensation Risk Review.* The Compensation Committee annually meets with our Chief Human Resources Officer, Chief Risk Officer and Chief Compliance Officer to evaluate our compensation programs and review the:

  — alignment of State Street's compensation plans with its safety and soundness

  — activities of a multi-disciplinary control function committee created by management to formally review and assess incentive compensation arrangements throughout the organization

  — identification of executive officers and other employees whose roles or activities may expose State Street to material amounts of risk (referred to as "material risk-takers")

  — mechanisms in place for monitoring risk performance and, where appropriate, implementing risk-based adjustments to incentive compensation

- *Risk-Based Adjustments to Incentive Compensation.* We use a two-pronged process for risk-based adjustments to incentive compensation awards for material risk-takers. This process allows for, as appropriate, both: (1) adjustments at the time awards are made ("*ex ante*" adjustments) and (2) adjustments after the awards are made ("*ex post*" adjustments) through recoupment of incentive compensation that has already been awarded via forfeiture (before vesting and delivery) or clawback (after vesting and delivery). For more information, see the discussion under "Other Elements of Compensation—Recourse Mechanisms" below

- *Emphasis on Deferral and Equity-Based Compensation*. We maintain significant levels of deferred compensation and equity-based compensation for our executives and we continue to deliver a higher percentage of our NEOs' incentive compensation in the form of deferred compensation relative to our historical peer group. Combined, these elements align an executive's compensation with the risks and performance results experienced by our shareholders. The high level of deferral places a significant amount of compensation at risk for *ex post* adjustments in specified circumstances

- *Metrics and Targets for Performance-Based RSUs Aligned to Long-Term Goals.* We determine metrics for performance-based RSUs that align NEO compensation with our long-term goals. Each year, we assess target and payout ranges for new awards to our executive officers and set targets that are challenging, but achievable, which mitigates excessive risk-taking incentives. In setting targets and payout ranges, the Committee considers publicly-stated guidance and projections, current-year results and peer company financial results, among other factors

For a further discussion of the risk alignment of our compensation practices, see below under the heading "Alignment of Incentive Compensation and Risk."

2018 Compensation Decisions

Total Compensation Approach

The Compensation Committee evaluates individual compensation for our NEOs and other executive officers by looking at total direct compensation, consisting of base salary and incentive compensation. The Committee evaluates base salary and incentive compensation levels at least annually, and makes adjustments when appropriate.

Base Salary. Base salary is a relatively small portion of total compensation for the NEOs.

None of the NEOs received a base salary increase in 2018 or early 2019. The Committee expects to re-evaluate Mr. O'Hanley's base salary rate later in 2019, and will consider, among other factors, his salary in comparison to other Chief Executive Officers in our 15-company peer group.

In addition to base salary, Mr. Conway received a fixed allowance in early 2018 totaling U.S. $511,218 based on his role as Chief Executive Officer of Europe, the Middle East and Africa (EMEA), which he held prior to being appointed to his current role as Head of Global Delivery. Applicable regulatory requirements in the U.K. limit the amount of variable compensation that may be granted to specified employees. Mr. Conway ceased being subject to these requirements in April 2018 and no longer received a fixed allowance thereafter.

Incentive Compensation. Incentive compensation is a variable amount, comprising

• cash-based elements, awarded as an annual incentive both in immediate and deferred cash, and

• equity-based elements, awarded as long-term incentives in the form of deferred shares and performance-based RSUs

A high percentage of each NEO's total incentive compensation is delivered as an equity-based deferred long-term incentive, and a portion of each NEO's annual cash-based incentive is also deferred. By paying a significant portion of our NEOs' compensation in equity and by requiring vesting of that component over multiple years, the Committee emphasizes long-term performance and creates an incentive structure where both the rewards and risks of share ownership are shared by our executives and share-holders.

Setting Individual Compensation Targets. The Compensation Committee establishes annual and long-term incentive compensation targets for NEOs, as well as other executive officers at the beginning of each year. The targets are based upon an assessment of each executive's role and responsibilities, performance trend, competitive and market factors and internal equity.

In early 2018, the Committee established compensation targets for each NEO's annual and long-term incentive with resulting target total compensation as follows:

| Name | Base Salary Rate | Target Incentive Compensation[1] | | | Target Total Compensation |
		Annual	Long-Term	Total	
Joseph L. Hooley	$1,000,000	$3,000,000	$10,000,000	$13,000,000	$14,000,000
Eric W. Aboaf[2]	700,000	2,000,000	3,800,000	5,800,000	6,500,000
Ronald P. O'Hanley	800,000	3,400,000	6,300,000	9,700,000	10,500,000
Jeff D. Conway[2][3]	961,218	1,336,667	2,480,000	3,816,667	4,777,885
Karen C. Keenan[2]	450,000	1,500,000	2,800,000	4,300,000	4,750,000

(1) The Committee retains the ability to deviate from the amounts and forms of compensation shown as it deems appropriate.
(2) The promotion award granted to Mr. Aboaf in February 2018 and described in our 2018 proxy statement was not considered in setting his annual and long-term incentive targets and is therefore excluded from this table. The special recognition awards granted to Mr. Conway and Ms. Keenan described under "Other Elements of Compensation—Other Awards and Agreements" also were not considered in setting annual and long-term incentive targets and are therefore excluded from this table.
(3) The Committee established a different pay mix for Mr. Conway for 2018 relative to the other NEOs to reflect the fixed allowance he was paid while he was subject to jurisdiction-specific requirements in the U.K. for a portion of 2018 (included in the Base Salary Rate column). In April 2018, the Committee adjusted Mr. Conway's target incentive compensation to reflect the length of time he was paid such fixed allowance. No change was made to Mr. Conway's target total compensation.

Determining Individual Compensation Awards. The Compensation Committee determines the final annual and long-term incentive awards to be made for each performance year based on a subjective evaluation of many factors, including corporate performance, individual performance and market, regulatory and shareholder considerations.

Element	Determining Incentive Compensation Awards
Annual Incentive	• Reflects State Street's and the executive's performance for the year • Corporate and individual annual performance evaluations include scorecard-based assessments of strategic, financial and risk management performance • Varies within a range of 0 – 200% of target
Long-Term Incentive	• Reflects State Street's long-term performance trend and the core responsibilities associated with the executive's role over time, including actions or behaviors that provide long-term value to State Street, such as: — the executive's impact on State Street's long-term performance trend; — the executive's leadership behaviors as measured by factors such as diversity and inclusion, talent development, employee engagement and personal leadership qualities (e.g., enterprise thinking and encouraging professional challenge); and — the executive's achievements in a given year that are particularly significant to the long-term success of State Street and are not captured in annual results • Historically varies within a range of 80 – 120% of target, but may be reduced below or exceed this range in the Committee's discretion

Compensation Assessment Framework

Following the end of the performance year, the Compensation Committee determines the appropriate level of total compensation for each NEO. This determination is based on a subjective evaluation of many factors, including corporate performance, individual performance and market, regulatory and shareholder considerations. In evaluating these factors and making compensation decisions for 2018 for the NEOs, the Committee used the following framework:


Corporate Performance
• Financial Performance (Absolute and Relative)
• Strategic Objectives Performance
• Risk Management Performance
Individual Performance
• CEO Assessment of Executives' Performance (and Compensation Recommendations)
• Committee Assessment of CEO and Executives
• Other Independent Directors' Assessment and Input for CEO and Executives
Amount and Form of Incentive Compensation
Additional Factors Considered
• Market Compensation Levels, Trends and Practices
• Regulatory Considerations
• Shareholder Outreach and Say on Pay Results

Performance assessed under this framework drives incentive compensation determinations relative to each NEO's targets. In evaluating performance, the Committee may consider additional factors or give greater or less weight to any factor. Additional detail on the roles of Messrs. Hooley and O'Hanley in making incentive compensation determinations for 2018 is provided under "Other Elements of Our Process—Roles of the Committee and the CEO."

Corporate Performance


Corporate Performance
Individual Performance
Amount and Form of Incentive

Framework Evaluation. As referenced above, the corporate performance framework uses a structured evaluation of three discrete, multi-factor scorecards, which contain both quantitative and qualitative metrics, and cover:

- financial performance
- performance against strategic objectives
- risk management performance, including the risk management performance of significant individual business lines and functions

The Compensation Committee considered the financial, strategic objectives and risk management performance scorecards in July and December 2018, as well as the final 2018 scorecards in early 2019. The full Board of Directors also received an additional interim financial performance scorecard update in September 2018. The Committee's overall evaluation of corporate performance, balancing positive and negative performance outcomes in each of these scorecards, is a primary driver of incentive compensation decisions for our NEOs.

In 2018, we continued to invest in differentiating capabilities to meet our clients' ever-changing needs. We took an important strategic step with our acquisition of Charles River Development and made key executive hires and transitions, to continue advancing our multi-year strategy. Further, we maintained a sustained focus on risk excellence. While we made progress on our strategic initiatives, we are not satisfied with our 2018 financial performance. Weaker equity markets, particularly in the fourth quarter, and challenging market dynamics for our clients, drove ongoing fee compression and impacted servicing fee revenues. We also underperformed relative to our publicly disclosed guidance on fee revenue growth and fee operating leverage and our one-year TSR trailed both our peer group median and the S&P Financial Index. We announced a record level of new servicing wins, with $1.9 trillion in new business commitments, increased net interest income by 16% over 2017, and grew both revenue and earnings while maintaining a strong capital position. However, in spite of strong strategic performance and appropriate risk management, the Committee determined that State Street's overall performance was Below Expectations, driven primarily by our 2018 financial performance.

A brief description of each of the three performance scorecards follows:

Performance Scorecard	2018 Performance Highlights	2018 Committee Evaluation
Financial Performance *Key Areas Reviewed:* • Revenue • EPS • ROE • TSR	• Despite revenue and EPS growth, which were both above the median of our 15-company compensation peer group,[1] our overall financial performance was disappointing • Fee operating leverage and overall operating leverage[2] were negative and our pre-tax margin of 25.0% declined 100 basis points relative to 2017; fee revenue growth also declined and expense growth increased relative to 2017 • ROE was slightly below the median of our peer group[1] • TSR declined compared to 2017 and was in the bottom quartile of our peer group[1]	Below Expectations
Strategic Objectives Performance *Key Areas Reviewed:* • Deepen our client relationships • Execute our growth strategy through focused investment • Execute our digital strategy • Develop our talent and improve organizational effectiveness • Strengthen risk excellence • Achieve our financial commitments	• Completed the acquisition of Charles River Development, a provider of investment management front office tools and solutions. Charles River presents an opportunity for State Street to deploy an interoperable front-to-back office investment servicing solution • Reorganized our sales, product and service delivery operations to create a global, integrated service model • Continued the digitization of our business to deliver tangible benefits to our clients, while delivering approximately $245 million of net pre-tax program savings in 2018 through footprint optimization and the deployment of technology to improve process efficiencies • Implemented a fully redesigned, more rigorous performance management process for all employees • Executed our announced Chief Executive Officer transition in accordance with plan	Above Expectations
Risk Management Performance *Key Areas Reviewed:* • Financial risk • Non-financial risk • Business unit risks • Capital/stress testing • Regulatory posture	• Performance across the majority of top risk exposures was in line with the firm's risk tolerance • Business unit performance generally met expectations of the firm's risk excellence initiatives • Completed the Federal Reserve's 2018 CCAR process and received a conditional non-objection to our 2018 capital plan, requiring State Street to enhance the management and analysis of counterparty exposures under stress, which we subsequently satisfied	At Expectations
Overall Performance *Key Areas Reviewed:* • **Financial performance** • **Strategic objectives performance** • **Risk management performance**	• **Reflects the Committee's assessment of corporate performance based on each of the performance summaries above** • **Financial performance was the key driver of the Committee's overall rating for 2018**	**Below Expectations**

(1) Our 15-company compensation peer group is described below under the heading, "Other Elements of Our Process—Peer Group and Benchmarking."
(2) Fee operating leverage represents the difference between the percentage change in total fee revenue and the percentage change in total expenses, in each case relative to the prior year period. Overall operating leverage represents the difference between the percentage change in total revenue and the percentage change in total expenses, in each case relative to the prior year period.

Individual Performance and Compensation Decisions

| Corporate Performance | **+** | Individual Performance | **=** | Amount and Form of Incentive |

In addition to State Street's overall performance described above, the Committee also considered each NEO's individual performance in determining the NEO's total compensation. Accordingly, the Committee reviewed performance scorecards derived from our corporate performance goals and tailored to each NEO in the following areas: strategic; financial; risk management; and leadership and talent. Performance highlights and total compensation decisions for 2018 are described in each of the summaries below.

Joseph L. Hooley

2018 Performance Highlights

Strategic

- Invested in differentiated capabilities and growth
  - Positioned to deploy an interoperable front-to-back office investment servicing solution with the acquisition of Charles River Development
  - Reorganized U.S. exchange-traded fund (ETF) distribution; expanded share in European ETFs and U.S. low cost ETFs
- Reorganized our sales, product and service delivery operations to create a global, integrated service model to better deliver a seamless client experience
- Continued to execute our multi-year strategy
  - Continued to re-engineer core processes in support of our planned end-to-end operating model

Financial

- Overall financial performance did not meet expectations, but included some highlights relative to 2017
- Grew revenue and announced new business wins in a challenging market environment
  - Grew revenue 7.3%
  - Announced a record $1.9 trillion in servicing business wins[1]
- Maintained a strong capital position, improving our Tier 1 Risk-Based Capital ratio
- Accelerated impact of our multi-year strategy to digitize our business, delivering approximately $245 million in 2018 net pre-tax savings

Risk Excellence

- Took steps to strengthen risk management
  - Integrated non-financial risk assessments to create a holistic view of business line risk and controls
  - Implemented an enterprise-wide technology platform to facilitate risk assessments and reporting
  - Launched a new Speak-Up Line to encourage employees and other stakeholders to raise concerns
  - Reorganized enterprise resiliency to drive execution across technology and the businesses
- Completed the Federal Reserve's 2018 CCAR process with a conditional non-objection to our 2018 capital plan, which we subsequently satisfied

Leadership & Talent

- Executed planned Chief Executive Officer transition
- Hired key executives, including hiring an executive to lead our client engagement and onboarding
- Improved senior management diversity and established new three- and five-year corporate diversity targets
- Implemented new company-wide performance management process
- Centralized and improved employee learning and onboarding processes
- Initiated assessment of management organizational design and effectiveness

Compensation for 2018

- Mr. Hooley was awarded total compensation of $9,717,600 for 2018, down from $15,750,000 for 2017. His annual incentives were at 64% of target and his long-term incentives were at 68% of target, such that overall incentive compensation of $8,717,600 was awarded for 2018, representing 67% of target.



2018 Total Compensation Mix: Mr. Hooley

Immediate Cash 9%
Base Salary 10%
Deferred Cash 11%
Deferred Stock Awards 28%
Performance-Based RSUs 42%
Subject to Future Financial/Stock Performance 70%
Deferred Compensation 81%

Deferred Compensation: 81%　　**Total Equity-Based Compensation: 70%**
Non-Deferred Compensation: 19%　　**Total Cash-Based Compensation: 30%**

(1) Newly announced servicing asset mandates for 2018 include a significant amount of assets contracted in the fourth quarter of 2017 for which we received client consent to disclose in the first quarter of 2018. Servicing mandates are presented on a gross basis; therefore, also do not include the impact of clients who terminate or reduce their relationship with State Street (or provide notice thereof) during the period, which from time to time may be significant. New business in assets to be serviced is reflected in our assets under custody and/or administration (AUC/A) after we begin servicing the assets. As such, only a portion of any new asset servicing mandates may be reflected in our AUC/A as of December 31, 2018.

Eric W. Aboaf

2018 Performance Highlights

As Chief Financial Officer and head of our Global Strategy function, Mr. Aboaf responded to emerging challenges in the revenue environment with strong leadership

- Exceeded 2017 revenue, EPS and ROE, but overall financial performance did not meet expectations
- Mitigated the challenging revenue environment with increased focus on expense management, including achieving approximately $245 million in net pre-tax savings through our multi-year strategy to digitize our business
- Implemented process improvements in financial reporting
- Completed the Federal Reserve's 2018 CCAR process with a conditional non-objection to our 2018 capital plan, which we subsequently satisfied
- Effectively progressed talent development, employee engagement and diversity initiatives in the Finance function

Compensation for 2018

- Mr. Aboaf was awarded total compensation of $4,848,000 for 2018, down from $6,367,000 for 2017. His annual incentives were at 78% of target and his long-term incentives were at 68% of target, such that overall incentive compensation of $4,148,000 was awarded for 2018, representing 72% of target. Note that this excludes the promotion award granted to Mr. Aboaf in February 2018 and described in our 2018 proxy statement. As described elsewhere in this proxy statement, the promotion award was not considered in setting Mr. Aboaf's annual or long-term incentive targets or determining his incentive compensation awards for 2018.

2018 Total Compensation Mix: Mr. Aboaf


Base Salary 14%
Immediate Cash 9%
Deferred Cash 24%
Deferred Stock Awards 21%
Performance-Based RSUs 32%
Subject to Future Financial/Stock Performance 53%
Deferred Compensation 77%

Deferred Compensation: 77%
Non-Deferred Compensation: 23%

Total Equity-Based Compensation: 53%
Total Cash-Based Compensation: 47%

Ronald P. O'Hanley

2018 Performance Highlights

As President and Chief Operating Officer, Mr. O'Hanley led the acquisition of Charles River Development and progressed in his transition to Chief Executive Officer

- Reorganized our sales, product and service delivery operations to create a global, integrated service model
- Executed our growth strategy through key acquisitions, including Charles River Development (a provider of investment management front office tools and solutions) and BestX (a provider of transaction cost analytics to support 'best execution' in foreign exchange markets)
- Advanced technology transformation through private cloud, new data architecture and microservices environment
- Improved control environment through continued progress on efficiency and effectiveness of first line ownership of risk
- Led development of a multi-year strategic plan and executed key strategic and organizational changes, demonstrating leadership through transparent communications around the need for enterprise-level change
- In light of industry dynamics, including fee compression, in late 2018 initiated a new organizational streamlining program expected to deliver underlying expense savings in 2019 by optimizing organizational design and effectiveness

Compensation for 2018

- Mr. O'Hanley was awarded total compensation of $8,038,600 for 2018, down from $9,779,000 for 2017. His annual incentives were at 68% of target and his long-term incentives were at 78% of target, such that overall incentive compensation of $7,238,600 was awarded for 2018, representing 75% of target.


2018 Total Compensation Mix: Mr. O'Hanley
Base Salary 10%
Immediate Cash 9%
Deferred Cash 20%
Deferred Stock Awards 24%
Performance-Based RSUs 37%
Deferred Compensation 81%
Subject to Future Financial/Stock Performance 61%
Deferred Compensation: 81%
Non-Deferred Compensation: 19%
Total Equity-Based Compensation: 61%
Total Cash-Based Compensation: 39%

Jeff D. Conway

2018 Performance Highlights

As Head of Global Delivery, Mr. Conway transitioned his responsibilities as Chief Executive Officer of EMEA and reorganized the leadership of the Global Delivery organization

- Defined target state operating model for the Global Delivery organization to become more integrated across our global footprint
- Built and deployed daily client operational performance views for improved escalation and transparency to senior leaders
- Strengthened Global Delivery's control environment and focus on risk excellence
- Enhanced organizational communications through town hall speaker series, improving employee engagement

Compensation for 2018

- Mr. Conway was awarded total compensation of $3,200,556 for 2018. His annual incentives were at 61% of target and his long-term incentives were at 58% of target, such that overall incentive compensation of $2,239,338 was awarded for 2018, representing 59% of target. Note that this excludes the special recognition award granted to Mr. Conway in July 2018 and described under "Other Elements of Compensation—Other Awards and Agreements." As described elsewhere in this proxy statement, the special recognition award was not considered in setting Mr. Conway's annual or long-term incentive targets or determining his incentive compensation awards for 2018.

2018 Total Compensation Mix: Mr. Conway


Base Salary 14%
Fixed Allowance 16%
Immediate Cash 7%
Deferred Cash 18%
Deferred Stock Awards 18%
Performance-Based RSUs 27%
Deferred Compensation 63%
Subject to Future Financial/Stock Performance 45%

Deferred Compensation: 63%
Non-Deferred Compensation: 37%

Total Equity-Based Compensation: 45%
Total Cash-Based Compensation: 55%

For further information on Mr. Conway's fixed allowance, see page 36

Karen C. Keenan

2018 Performance Highlights

As Chief Administrative Officer, Ms. Keenan led enterprise-wide initiatives to improve internal controls and data governance and further progressed compliance initiatives

- Successfully led enterprise-wide initiatives to strengthen regulatory compliance and improve internal controls and data governance
- Improved the efficiency and effectiveness of the risk management framework
- Demonstrated strong talent management, strengthening the Compliance and Business Controls organizations through internal mobility and external hires
- Managed expenses through effective hiring and headcount strategy and disciplined use of outsourced professional services

Compensation for 2018

- Ms. Keenan was awarded total compensation of $3,714,000 for 2018. Her annual incentives were at 84% of target and her long-term incentives were at 71% of target, such that overall incentive compensation of $3,264,000 was awarded for 2018, representing 76% of target. Note that this excludes the special recognition award granted to Ms. Keenan in February 2018 and described under "Other Elements of Compensation—Other Awards and Agreements." As described elsewhere in this proxy statement, the special recognition award was not considered in setting Ms. Keenan's annual or long-term incentive targets or determining her incentive compensation awards for 2018.

2018 Total Compensation Mix: Ms. Keenan


Base Salary 12%
Immediate Cash 9%
Deferred Cash 25%
Deferred Stock Awards 22%
Performance-Based RSUs 32%
Deferred Compensation 79%
Subject to Future Financial/Stock Performance 54%

Deferred Compensation: 79%
Non-Deferred Compensation: 21%

Total Equity-Based Compensation: 54%
Total Cash-Based Compensation: 46%

Additional Factors and Individual Compensation Decisions

Corporate Performance + **Individual performance** = **Amount and Form of Incentive**

In addition to the corporate and individual performance factors summarized above, the Committee also considered the market competitiveness of compensation in finalizing its 2018 compensation decisions. For 2018, the Committee decided to award markedly lower annual incentives and long-term incentives relative to target for all NEOs. NEO awards reflect their individual performance, as described in more detail under the heading "2018 Compensation Decisions—Individual Performance and Compensation Decisions," as well as the Committee's decision to apply a broad-based downward adjustment to all senior management incentive awards relative to target for 2018, based on our financial performance, as described in more detail under the heading "2018 Compensation Decisions—Corporate Performance."

The Compensation Committee's total compensation decisions for 2018 for the NEOs relative to their targets are presented in the table below.

Named Executive Officer	Annual Incentive		Long-Term Incentive	
	• Consists of immediate cash and DVAs		• Consists of DSAs and performance-based RSUs	
	Actual	Target	Actual	Target
Joseph L. Hooley	$1,917,600	$3,000,000	$6,800,000	$10,000,000
Eric W. Aboaf[1]	1,564,000	2,000,000	2,584,000	3,800,000
Ronald P. O'Hanley	2,312,000	3,400,000	4,926,600	6,300,000
Jeff D. Conway[1][2]	812,028	1,336,667	1,427,310	2,480,000
Karen C. Keenan[1]	1,264,800	1,500,000	1,999,200	2,800,000

(1) The promotion award granted to Mr. Aboaf in February 2018 and described in our 2018 proxy statement was not considered in setting his annual and long-term incentive targets and is therefore excluded from this table. The special recognition awards granted to Mr. Conway and Ms. Keenan described under "Other Elements of Compensation—Other Awards and Agreements" also were not considered in setting annual and long-term incentive targets and are therefore excluded from this table.

(2) Reflects Mr. Conway's rebalanced target incentive compensation for 2018. In April 2018, the Committee adjusted Mr. Conway's target incentive compensation to reflect the length of time he was paid a fixed allowance while he was subject to U.K. remuneration regulations. No change was made to Mr. Conway's target total compensation.

The Compensation Committee's total compensation decisions for 2018 for the NEOs are presented in the table below. The table below is intended to help shareholders understand the process and philosophy the Committee used in determining NEO compensation for 2018 performance. Note (1) to the table below describes the relationship between the amounts reported in the table below and those amounts reported in the Summary Compensation Table (as required by SEC rules) and related tables. **While the table below summarizes how the Committee views annual compensation, it is not a substitute for the tables and disclosures required by SEC rules.**

Named Executive Officer	Year	Annual Base Salary	Annual Incentive Awards		Long-Term Incentive Awards		Total Compensation
			Immediate Cash	DVAs	Performance-Based RSUs	DSAs	
Joseph L. Hooley	2018	$1,000,000	$ 871,741	$1,045,859	$4,080,000	$2,720,000	$ 9,717,600
	2017	1,000,000	3,087,500	1,662,500	6,000,000	4,000,000	15,750,000
	2016	1,000,000	625,000	1,875,000	6,000,000	4,000,000	13,500,000
Eric W. Aboaf	2018	700,000	414,773	1,149,227	1,550,400	1,033,600	4,848,000
	2017	700,000	1,103,810	1,463,190	1,860,000	1,240,000	6,367,000
Ronald P. O'Hanley	2018	800,000	723,887	1,588,113	2,955,960	1,970,640	8,038,600
	2017	800,000	1,695,920	2,248,080	3,021,000	2,014,000	9,779,000
	2016	800,000	393,500	2,176,500	3,180,000	2,120,000	8,670,000
Jeff D. Conway	2018	961,218	223,957	588,071	856,386	570,924	3,200,556
Karen C. Keenan	2018	450,000	326,445	938,355	1,199,520	799,680	3,714,000

(1) The compensation described in the table above, which summarizes how the Committee evaluates annual total compensation, differs from the compensation described in the Summary Compensation Table beginning on page 55 in the following respects:

— *Annual Base Salary*. The table above reflects the year-end annual base salary rate applicable for each NEO. Column (c) in the Summary Compensation Table presents the amount of base salary actually earned by each NEO during the relevant year. The table above and column (c) in the Summary Compensation Table both include Mr. Conway's fixed allowance received while he was subject to U.K. regulatory requirements during 2018.

— *DVAs*. The table above reflects the value of deferred cash compensation awarded by the Committee for 2018. Unlike the awards granted for 2016 and 2017, these awards for 2018 were not adjusted on the date of grant to reflect a notional investment return of a money market instrument. The table above does not reflect these adjustments to the awards, which are reflected in the DVAs shown for 2016 and 2017 in the Summary Compensation Table. In addition, the table above does not reflect any dividends credited on DVAs outstanding during 2018, which are described in note (4) to the Summary Compensation Table.

— *Long-Term Incentive Awards*. The Compensation Committee grants long-term incentive equity awards based on the prior year's performance. In the table above, equity awards are shown for the year of performance (e.g., equity granted in 2019 for 2018 performance is shown as 2018 compensation). Under applicable SEC rules, the Summary Compensation Table presents equity awards in the year in which they are granted (e.g., equity granted in 2018 for 2017 performance will be shown as 2018 compensation).

— *Other Awards.* The promotion award granted to Mr. Aboaf in February 2018 and described in our 2018 proxy statement and the special recognition awards granted to Mr. Conway and Ms. Keenan described under "Other Elements of Compensation—Other Awards and Agreements" were not considered in setting annual and long-term incentive targets or determining annual and long-term incentive awards and are therefore excluded from the Total Compensation column in this table. Such awards consist solely of equity-based components, which, under applicable SEC rules, are presented in the Summary Compensation Table in the year in which the awards are granted.

— *Total Compensation.* The amounts disclosed above differ from the amounts reported in column (j) of the Summary Compensation Table due to the different methodologies discussed in the notes above. Additionally, this table excludes several items required to be included in the Summary Compensation Table that State Street does not view as primary components of regular annual compensation and therefore were not considered in setting annual and long-term incentive targets or determining annual and long-term incentive awards, such as the change in pension value (which is due solely to variances in actuarial computations over time).

Prior Year Performance-Based RSU Awards

Performance-based RSUs granted to our NEOs, as described above under "Compensation Design Elements—Elements of Compensation," are subject to the achievement of pre-established performance metrics. Our performance-based RSUs outstanding or that vested during 2018 are described below:

Performance Year[1]	Year of Grant	Performance Period	Performance Metric Target	Potential Payout	Payout Achieved[2]
2014	2015	2015 – 2017	Average ROE of 9% for the 2015 to 2017 performance period	0 – 100%	100% in February 2018 based on an average adjusted ROE of 11.62%[3]
2015	2016	2016 – 2018	Average ROE of 11% for the 2016 to 2018 performance period	0 – 120%	105.7% in March 2019 based on an average adjusted ROE of 12.13%
2016	2017	2017 – 2019	Average ROE of 11% for the 2017 to 2019 performance period	0 – 140%	To be approved by the Compensation Committee in February 2020[4]
2017	2018	2018 – 2020	Average ROE of 13% for the 2018 to 2020 performance period	0 – 150%	To be approved by the Compensation Committee in February 2021[4]

(1) For additional information about the terms of these awards, see the discussion below under "Other Elements of Compensation—Other Awards and Agreements," the narrative discussion following the 2018 Grants of Plan-Based Awards Table on page 58, the Outstanding Equity Awards at Fiscal Year-End, December 31, 2018 Table on page 60 and our prior year proxy statements.

(2) ROE achievement is subject to adjustment for pre-established, objectively determinable factors. For the 2014 and 2015 performance year awards, the Committee approved adjustments to the ROE calculation to account for changes in tax and banking laws, acquisitions, dispositions and related securities issuances and expenses, merger and integration expenses, restructuring expenses, and settlements related to events that occurred prior to the performance period. In addition, all awards are subject to the Compensation Committee's ability to exercise negative discretion in determining the payout achieved, as well as recourse mechanisms described in more detail under "Other Elements of Compensation—Recourse Mechanisms."

(3) The number of shares acquired upon vesting of these performance-based RSUs for each of our NEOs is contained in the 2018 Stock Vested Table on page 61.

(4) Based on satisfaction of the performance criteria as certified by the Compensation Committee following the end of the performance period.

In addition, Mr. Aboaf received performance-based RSUs in 2016 in connection with the commencement of his employment at State Street. This award had an average ROE target of 11% for the 2017 to 2018 performance period and paid out at 108.2% based on an average ROE of 12.63%, as adjusted for the same items noted in footnote 2 above.

Other Elements of Our Process

Roles of the Committee and the CEO

The Compensation Committee has direct responsibility for our executive officer compensation plans, policies and programs. The Committee performs these responsibilities for the Chief Executive Officer in consultation with the other independent directors. In making compensation decisions for the other NEOs, the Committee considers the recommendations of our Chief Executive Officer, as well as input from the other independent directors.

For 2018, the Committee's compensation decisions for Mr. Hooley, our former Chief Executive Officer, included input from the other independent directors of the Board. The Committee's compensation decisions for 2018 for Mr. O'Hanley, our current Chief Executive Officer, included input from our former Chief Executive Officer as well as the other independent directors of the Board. In making compensation decisions for the other NEOs for 2018, the Committee considered the recommendations of our current Chief Executive Officer, as well as input from the other independent directors.

In early 2018, the Compensation Committee established compensation targets for each NEO's annual and long-term incentive. The Committee then met eight times from July 2018 through March 2019 regarding 2018 NEO compensation and related topics and evaluated a broad range of corporate performance factors, individual performance updates, market information, regulatory updates and input from our shareholder engagement efforts, as well as its pay-for-performance practices and the results of our annual shareholder meeting, including "say-on-pay" results. The Committee also considered evolving trends, practices, guidance and requirements in the design, regulation, risk-alignment and governance of compensation matters in the U.S. and other jurisdictions, including Europe and Asia. During these meetings, the Committee received regular updates, including from the Committee's independent compensation consultant, on these and other matters, particularly with respect to the financial services industry.

Peer Group and Benchmarking

The Compensation Committee reviews market data from our peer group as one factor in determining executive compensation. The Committee also considers peer group data in structuring the design of its executive compensation programs.

We consider few companies to be true comparators for the specific scope of our primary business activities, so we include in our peer group our direct competitors and other companies with which we compete in some aspects of our businesses and for executive talent. The group also varies in size and the nature of applicable regulation, including status (like State Street) as a systemically important financial institution. The Compensation Committee, with the assistance of its independent compensation consultant, periodically reviews the composition of our peer group to ensure it continues to serve as an appropriate market reference for executive compensation purposes. Accordingly, in September 2018, the Committee made the following changes relative to our 2017 peer group:

2017 Peer Group	− Removed from 2017 Peer Group	+ Added to Current Peer Group	= Current Peer Group
Ameriprise Financial, Inc.	Morgan Stanley	The Charles Schwab Corporation	Ameriprise Financial, Inc.
The Bank of New York Mellon Corporation	Wells Fargo & Company	Intercontinental Exchange, Inc.	The Bank of New York Mellon Corporation
BlackRock, Inc.		Invesco Ltd.	BlackRock, Inc.
Capital One Financial Corporation		Prudential Financial, Inc.	Capital One Financial Corporation
Franklin Resources, Inc.		S&P Global Inc.	The Charles Schwab Corporation
The Goldman Sachs Group, Inc.			Franklin Resources, Inc.
JPMorgan Chase & Co.			The Goldman Sachs Group, Inc.
Morgan Stanley			Intercontinental Exchange, Inc.
Northern Trust Corporation			Invesco Ltd.
The PNC Financial Services Group, Inc.			JPMorgan Chase & Co.
U.S. Bancorp			Northern Trust Corporation
Wells Fargo & Company			The PNC Financial Services Group, Inc.
			Prudential Financial, Inc.
			S&P Global Inc.
			U.S. Bancorp

The Compensation Committee's review included an evaluation of relevant industry sectors; peer size, including revenue and market capitalization; business model; and regulatory oversight. In making the changes noted above, the Committee focused on the following:

• Reflecting State Street's current business model and strategic direction

— Intercontinental Exchange, Inc., Invesco Ltd., Prudential Financial, Inc. and S&P Global Inc. each have a strong global scope, aligning with our current business model

— Intercontinental Exchange, Inc. and S&P Global Inc. enhance the technology focus within the peer group, reflecting our long-term strategy

• Maintaining a balance between larger and smaller companies relative to State Street, as measured by assets, market capital-ization and revenues

— Wells Fargo & Company and Morgan Stanley, which we removed from our peer group, are each significantly larger than State Street

— The Charles Schwab Corporation is of similar size to State Street

— Intercontinental Exchange, Inc., Invesco Ltd. and S&P Global Inc., are all smaller than State Street, providing balance with larger companies in the peer group

• Continuing to include companies with which State Street competes for executive talent and which face similar regulatory requirements

In addition, for 2018 pay decisions, the Committee eliminated the use of a subset of the 2017 peer group in evaluating compensation for the Chief Executive Officer position because the Committee believes that the current peer group represents an appropriate comparator set for all of the NEO positions.

During 2018, the Committee reviewed peer group compensation data from public sources, supplemented with data from multiple compensation surveys. This survey data generally covered large financial services companies with whom we may compete for executive talent. In evaluating the market data, the Committee considers total compensation to consist of base salary and incentive compensation. In addition to the market data, the Committee received regular updates during 2018 and the first quarter of 2019 regarding identified market trends and compensation actions at major financial services institutions.

The Committee recognized that the peer group companies vary in size and business lines and that the nature of executive roles varies by company. Therefore, the Committee did not treat peer group data as definitive when determining executive compensa-tion for 2018. Rather, it referenced peer group compensation data and performance data, but formed its own perspective on compensation for our NEOs based on its subjective evaluation of many factors, including those described under the heading "2018 Compensation Decisions—Total Compensation Approach."

Compensation Consultant

The Compensation Committee directly retains Meridian Compensation Partners to provide compensation consulting to the Com-mittee. Meridian regularly participated in meetings and executive sessions of the Committee. Meridian did not provide any other services to State Street during 2018.

The Committee believes the consultant's primary representatives advising the Committee should be independent of management and the Committee for the consultant to provide appropriate advice on compensation matters. Therefore, the Committee adopted a policy requiring an annual assessment of compensation consultant independence based on the requirements of the NYSE. In December 2018, the Committee reviewed the independence of Meridian and its primary representatives under the policy. Follow-ing its review, the Committee determined the primary representatives of Meridian to be independent and that no conflicts of interest were raised by the services of Meridian or its primary representatives.

The Committee reviews data prepared by Willis Towers Watson PLC and McLagan Partners as part of its consideration of compen-sation matters. Each of these companies, engaged by our Global Human Resources group based on its specialized expertise in the financial services industry, has provided other services to State Street in the past and may do so in the future.

Tax Deductibility of Executive Compensation

Section 162(m) of the U.S. Internal Revenue Code limits to $1 million the U.S. federal income tax deductibility of compensation paid to certain executive officers. Historically, Section 162(m) provided an exemption for performance-based compensation that met specific requirements. The Tax Cuts and Jobs Act of 2017 repealed this exemption for performance-based compensation with respect to taxable years beginning after December 31, 2017, but provided a transition rule for compensation provided under a written binding contract in effect on November 2, 2017 and not materially modified after that date. Because of the uncertainties as to the scope and application of the transition relief, no assurances can be given that compensation intended to satisfy the requirements for exemption under Section 162(m) will, in fact, be deductible.

The Compensation Committee continues to believe that shareholder interests are best served by not restricting its discretion and flexibility in structuring compensation programs, even though such programs will result in non-deductible compensation expenses. Therefore, the Committee has approved compensation for 2018 for our NEOs that will not be fully deductible.

Other Elements of Compensation

Other Awards and Agreements

In 2018, Messrs. Aboaf and Conway and Ms. Keenan each received special performance-based awards in addition to those described above under the heading "2018 Compensation Decisions—Individual Performance and Compensation Decisions."

- As described in State Street's 2018 proxy statement, the Committee granted Mr. Aboaf a promotion award in February 2018 in connection with the expansion of his role to include responsibility for our Global Strategy function in addition to his existing responsibilities as our Chief Financial Officer.

- Mr. Conway's responsibilities increased in support of the implementation of our leadership transition announced in November 2017 with his appointment as Head of Global Delivery. Prior to this appointment, Mr. Conway served as Chief Executive Officer of EMEA. In recognition of his new responsibilities, the Committee granted Mr. Conway a special recognition award in July 2018, once he fully assumed his new role.

- Ms. Keenan received a special recognition award in February 2018 to reflect the importance of her role to the long-term success of State Street. Among other contributions, Ms. Keenan strengthened our internal controls framework through increased oversight by senior management committees and improved data governance across the enterprise.

These awards were each valued at $2,000,000 and granted entirely in the form of performance-based RSUs, which are subject to the same performance metrics and vest in the same manner as the incentive compensation awards for 2017 made to our prior year NEOs in February 2018, as described in our 2018 proxy statement and under the heading "Narrative Disclosure Accompanying Grants of Plan-Based Awards Table" below.

In addition, in connection with Mr. Conway's departure from State Street on or before June 1, 2019, we entered into an agreement described in more detail under the heading "Potential Payments upon Termination or Change of Control as of December 31, 2018" below.

Recourse Mechanisms

The incentive compensation awards to our NEOs are subject to recourse mechanisms, including *ex ante* adjustment, forfeiture and clawback, which may be applied jointly or separately, as appropriate. These awards are also subject to any compensation recovery or similar requirements under applicable laws, rules and regulations and related State Street policies and are interpreted and administered accordingly. This approach is intended to comply with applicable banking regulations and regulatory guidance on incentive compensation. In 2017, the Compensation Committee reviewed the terms of these recourse mechanisms in light of evolving market practices and extended the forfeiture and clawback provisions applicable to NEOs to all employees at the Executive Vice President level and broadened the circumstances that may result in forfeiture or clawback. The Committee may continue to adjust its approach for future incentive compensation awards as it deems appropriate.

Ex Ante Adjustment. Before awards are made for a given compensation year, all incentive compensation awards for our NEOs, including deferred incentive compensation awards and the immediate cash incentive, are subject to downward adjustment, in whole or in part, upon the occurrence of specified events. The Compensation Committee, in its discretion, determines whether this *ex ante* adjustment is appropriate. The events for which *ex ante* adjustment may occur include:

- if the executive's actions exposed State Street to inappropriate risks that resulted in a "Significantly Below Expectations" rating on any of the factors on State Street's corporate multi-factor risk scorecard, which guides State Street's risk assessment process, or

- if the executive incurred significant or repeated compliance or risk-related violations of State Street's policies

Forfeiture. Before vesting and delivery to the executive, all deferred incentive compensation awards to our NEOs, including performance-based RSUs, DSAs and DVAs, allow reduction or cancellation of the award, in whole or in part, upon the occurrence of specified events. The Compensation Committee, in its discretion, determines whether forfeiture is appropriate. The events for which forfeiture may occur include:

- if the executive's actions exposed State Street to inappropriate risks, including in a supervisory capacity, that resulted or could reasonably be expected to result in material losses that are or would be substantial in relation to State Street's or a relevant business unit's revenue, capital and overall risk tolerance

- if the executive engaged in fraud, gross negligence or any misconduct, including in a supervisory capacity, that was materially detrimental to the interests or business reputation of State Street or any of its businesses

- if the executive engaged in conduct that constituted a violation of State Street policies and procedures or our Standard of Conduct in a manner which either caused or could have caused reputational harm that is material to State Street or either placed or could have placed State Street at material legal or financial risk

- if, as a result of a material financial restatement contained in an SEC filing, or miscalculation or inaccuracy in the determination of performance metrics, financial results or other criteria used in determining the amount of the award, the executive would have received a smaller or no award, or

- if the executive's employment is terminated by State Street for gross misconduct

Clawback. All amounts delivered to our NEOs as incentive compensation awards, including immediate cash incentive awards, performance-based RSUs, DSAs and DVAs, contain clawback provisions providing for the repayment of those amounts, in whole or in part, upon the occurrence of specified events. The Compensation Committee, in its discretion, determines whether clawback is appropriate, making that determination within four years (in the case of performance-based RSUs) or three years (in the case of all other forms of incentive compensation) of the award's grant date. The events for which clawback may occur include:

- if the executive engaged in fraud or willful misconduct, including in a supervisory capacity, that resulted in financial or reputational harm that is material to State Street and resulted in termination of the executive's employment, or

- if, as a result of the occurrence of a material financial restatement by State Street contained in a filing with the SEC or miscalculation or inaccuracy in financial results, performance metrics, or other criteria used in determining the amount of the award, the executive would have received a smaller or no award

Retirement Benefits

Our NEOs are eligible to participate in our 401(k) defined contribution retirement plan available to our U.S.-based employees generally. For 2018, the plan included a matching employer contribution of 6% up to Internal Revenue Code limits. We also maintain a frozen qualified defined benefit pension plan for certain U.S. employees that provides benefits based on an account balance that is increased annually by interest credits. Messrs. Hooley and Conway are the only NEOs who participate in this plan; however, no additional annual pay credits are provided to their accounts.

Because pension benefits under our U.S. qualified defined benefit plan are limited by Internal Revenue Code restrictions, we maintain two supplemental pension programs, both of which are frozen. One was designed to make up for lost contributions due to Internal Revenue Code limits and was frozen along with the qualified defined benefit pension plan. Messrs. Hooley and Conway are the only NEOs who participate in this plan. The second was originally designed to provide Executive Vice Presidents and above with competitive retirement benefits to encourage their continued employment based upon a specified percentage of compensation. It was later changed to include two separate benefit components: (1) a traditional defined benefit component, in which Messrs. Hooley and Conway participate, which was substantially frozen in 2007 with all accruals ending in 2017; and (2) a defined contribution component, which was frozen in January 2017 following an executive supplemental retirement plan market analysis, and in which Messrs. Hooley and Conway and Ms. Keenan participate.

These plans are described in further detail below under the heading "2018 Pension Benefits."

Deferred Compensation

We maintain a nonqualified deferred compensation plan that allows NEOs and other senior employees to defer base salary and/or a portion of annual incentive awards otherwise payable in immediate cash. Participants receive a return based on one or more notional investment options selected by the participant. Currently, the investment options available to our NEOs include three money market funds, three index funds, a State Street common stock fund and several other international investment options. The nonqualified deferred compensation plan supplements deferrals made under our tax-qualified 401(k) plan. We provide these nonqualified deferred compensation benefits because many companies of our size provide a similar benefit to their senior employees. This plan is described below under the heading "2018 Nonqualified Deferred Compensation."

Perquisites

We provide our NEOs a modest level of perquisites, such as financial planning, annual physicals and personal liability coverage. In addition, the Board provided Messrs. Hooley and O'Hanley with an executive security package consisting of a driver and other security benefits due to their 2018 roles. These security measures, along with the parking benefits provided to our other NEOs, promote the effectiveness of our senior executives, allowing them greater opportunity to focus their attention on our business operations and activities. We also provided Mr. Conway with customary expatriate benefits related to his service in the U.K. through late June 2018. These expatriate benefits included items such as: allowances for goods, services, and housing; tax preparation and advisory services; and tax equalization payments. In limited circumstances, our NEOs have combined personal travel with business travel at no incremental cost to us. We do not provide a tax gross-up for the income attributable to any perquisite for our NEOs, other than for certain expatriate benefits and standard relocation benefits.

Change-of-Control Agreements

Under a long-standing program, we have change-of-control agreements in place with each of our NEOs. We provide these agreements because we believe providing some protection in the event of a change of control is necessary to attract and retain high quality executives and to help address potential distractions during the period leading up to a possible change of control. On December 13, 2018, State Street entered into amended and restated change of control agreements with each of our NEOs that reduce the amount of bonus-attributable payments in the event of qualifying terminations of employment following a change of control.

Our change-of-control arrangements are further described below under the heading "Potential Payments upon Termination or Change of Control as of December 31, 2018."

Executive Equity Ownership Guidelines, Practices and Policies

State Street believes executive stock ownership is key to aligning our executives' interests with those of our shareholders. It also incentivizes our executives to meet our financial, strategic and risk management objectives. Therefore, we maintain the following practices, policies and guidelines.

Stock Ownership Guidelines. Our stock ownership guidelines apply to all members of our Management Committee, including our NEOs. These guidelines require executives to own shares of common stock with a value equal to the multiple of the relevant executive's annual base salary shown below. Guideline levels are phased in over a period of five years, with the first year starting on the first January 1 after the person becomes an executive officer. The executive is expected to attain the ownership level ratably over five years and is deemed to satisfy the guideline if that ratable ownership level is met.

Our Stock Ownership Guidelines also include a holding requirement. Under this requirement, during the five-year phase-in period, each executive must hold 50% of the number of net shares received from a vesting event until the ownership requirement is met. Following the five year phase-in period, if the ownership guideline is not met, a 100% holding requirement applies until the ownership guideline is satisfied. As of March 5, 2019, the holding requirement does not apply to any of the NEOs, other than Mr. Aboaf, as each exceeds their full (not ratable) ownership guideline. Mr. Aboaf joined our Management Committee in December 2016 and exceeds his ratable ownership guideline, but is subject to the holding requirement described above, as he does not yet exceed his full ownership guideline.

Name	Common Stock Ownership Guideline Multiple of Annual Base Salary	Executive Exceeds Ownership Guideline
Joseph L. Hooley[1]	7	✓
Eric W. Aboaf	5	On a Pro Rata Basis
Ronald P. O'Hanley	7	✓
Jeff D. Conway	3	✓
Karen C. Keenan	5	✓

(1) Mr. Hooley retired as our Chief Executive Officer on December 31, 2018 and is no longer subject to our Management Committee Stock Ownership Guidelines.

The level of ownership is calculated on March 5, 2019, the same date used for the Security Ownership of Certain Beneficial Owners and Management Table below, and by reference to the closing price of our common stock on the NYSE on that date. Ownership includes shares directly owned, DSAs and earned performance-based RSUs (all on an after-tax basis), including shares held under our 401(k) retirement plan and vested shares in other retirement plans, but excludes unearned performance-based RSUs. This calculation differs from the calculation of shares under applicable SEC rules for purposes of the Security Ownership of Certain Beneficial Owners and Management Table.

On December 31, 2018, Mr. Hooley exceeded his Management Committee stock ownership guideline of seven times base salary. Following his retirement as Chief Executive Officer on that date, Mr. Hooley became subject to our director stock ownership guidelines, which he exceeded as of March 5, 2019. Mr. O'Hanley's stock ownership guideline increased from five times base salary to seven times base salary on January 1, 2019 when he assumed the role of Chief Executive Officer. As noted in the table above, the stock ownership of each NEO exceeded the expected level of ownership and is in compliance with any applicable holding requirements under these guidelines.

Securities Trading Policy; No Hedging or Speculative Trading; Rule 10b5-1 Plans. State Street has a Securities Trading Policy that contains specific provisions and trading restrictions. The policy assists our directors, executive officers and other designated employees with access to sensitive information in complying with U.S. federal securities laws when trading in State Street securities. The policy prohibits short selling State Street securities, engaging in hedging transactions in State Street securities and engaging in speculative trading in State Street securities. The policy permits individuals, including our NEOs, to enter into trading plans designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Rule 10b5-1 allows executives to pre-arrange sales of their company's securities in a manner designed to avoid initiating stock transactions while in possession of material non-public information. Our NEOs and other executive officers may, from time to time, adopt trading plans under Rule 10b5-1 and effect transactions in our securities under those plans. The Securities Trading Policy is in addition to the requirement in our Standard of Conduct that all employees' trading activities must be in compliance with applicable law and may not be made on the basis of material non-public information.

Equity Grant Guidelines. The Compensation Committee adopted Equity Grant Guidelines, as described below:

• *Annual Equity Award Grants.* Annual grants of equity awards to our employees are typically made by the Committee on the date of a scheduled meeting of the Committee or the Board of Directors to be held in February or March of each year following the public release of financial results for the prior fiscal year. Pursuant to authority delegated by the Board, and subject to any limitations that the Board or the Committee may establish, another committee of the Board (which may consist of a single member) may make annual grants to persons other than executive officers on the date of the scheduled meeting in February or March

• *Other Equity Award Grants.* Grants of equity awards to NEOs and other executive officers in connection with new hires, promotions, special recognition, retention or other special circumstances are made by the Committee. Awards to other individuals may be made either by the Committee or, subject to any limitations that the Board or the Committee may establish, a committee of the Board composed of (1) the Chairman of the Board, (2) the Chief Executive Officer, if a member of the Board, (3) the Committee Chair or (4) the Committee Chair along with any other member of the Committee. This type of award may be granted on the date of a scheduled meeting of the Committee, a scheduled meeting of the Board or the last business day of a calendar month

• The exercise price for all stock options and stock appreciation rights will be the NYSE closing price of State Street's common stock on the date of grant

Except for the setting of the March 2019 meeting to occur after our public release of 2018 annual earnings, there was no program, plan or practice of timing equity awards in coordination with the release of material non-public information.

Other Executive Compensation Information

Compensation Committee Report

The Compensation Committee furnishes the following report:

The Committee has reviewed and discussed the Compensation Discussion and Analysis with State Street management. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by,
Richard P. Sergel, Chair
Amelia C. Fawcett
Gregory L. Summe

CEO Pay Ratio Disclosure

The following sets out a reasonable estimate under applicable SEC regulations of the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual total compensation of our other employees. The methodology and the material assumptions, adjustments and estimates we used in identifying our median employee and calculating that employee's annual total compensation are set forth below. This methodology and the material assumptions, adjustments and estimates may differ materially from those applied by other companies, including other financial services companies, under applicable SEC regulations. As a result, the information below may not be comparable to similar information disclosed by other companies. In addition, the value of health and welfare benefits paid by State Street can vary significantly, depending on the employee's annual benefits elections. The 2017 median employee's benefits elections differed from the elections of the 2018 median employee, resulting in a substantially lower amount of health and welfare benefits included in the annual total compensation of the median employee for 2018. Accordingly, the information below may not be comparable to the information we disclosed for 2017.

For 2018, we estimate that:

- the median of the annual total compensation of all employees of State Street (other than Mr. Hooley), was $68,527; and

- the annual total compensation of Mr. Hooley was $16,119,826

Based on the foregoing, the ratio of the annual total compensation of Mr. Hooley to the median of the annual total compensation of all other employees is estimated to be 235 to 1.

Given changes to our employee population in 2018, we identified our median employee—the employee at the midpoint of our employee population—based on our employee population as of December 1, 2018. State Street employees are generally eligible for base pay and incentive pay. We therefore analyzed our employee population based on these compensation elements for full year 2018. We annualized the base pay of all full and part-time employees in our employee population who were hired during 2018. Similarly, for all such employees who did not receive incentive pay in 2018 due solely to their date of hire, we used a consistent methodology to impute annualized incentive pay based on each employee's level and function. For the median employee, we combined all forms of compensation that would have been reported in the "Total" column (column (j)) of the Summary Compensation Table had disclosure of the median employee's compensation been required in that table and then added health and welfare benefits paid by State Street.

For Mr. Hooley, we used the amount reported in the "Total" column (column (j)) of our Summary Compensation Table on page 55 and then, for consistent comparability to our median employee, added health and welfare benefits paid by State Street.

Alignment of Incentive Compensation and Risk

We align incentive compensation with appropriate risk management principles, such as providing incentives that do not encourage unnecessary or excessive risk-taking and establishing additional process controls and oversight where appropriate. We utilize broad and integrated processes to maintain this alignment, including to:

- conduct risk-based reviews of incentive plan design
- identify individuals whose activities may expose State Street to material amounts of risk
- apply risk-based adjustments to compensation
- implement specific Board committee review of selected control function compensation (*e.g.,* Board-level Risk Committee review of Chief Risk Officer and Enterprise Risk Management department compensation)

Risk-Based Review of Incentive Plan Design

- Incentive compensation arrangements are designed through consultation with the relevant business units, including a formalized requirement for review and input by risk management aligned to those business units
- A management committee (the Incentive Compensation Control Committee, or ICCC) comprising senior representatives of our risk management and internal control functions assesses all incentive compensation arrangements to promote their consistency with the safety and soundness of State Street and with applicable regulations and guidance
- Both the Compensation Committee and a management committee focusing on compliance and ethics receive a report containing the ICCC's risk assessment of the design and operation of State Street's incentive compensation system in providing risk-taking incentives that are consistent with the organization's safety and soundness
- The Compensation Committee interacts closely with our Risk Committee and Examining and Audit Committee. A member of each of these Committees is also a member of the Compensation Committee. The Compensation Committee also annually meets with our Chief Human Resources Officer, Chief Risk Officer and Chief Compliance Officer to evaluate the incentive compensation plans for all State Street employees, including the NEOs, relative to risk management principles

Identification of Material Risk-Takers

- Through a process led by our Enterprise Risk Management group, we identify the population of individuals whose activities may expose State Street to material amounts of risk ("material risk-takers")
- Our internal compensation arrangements with these employees provide for risk-based adjustments to compensation if required, as described below

Risk-Based Adjustments to Compensation for Material Risk Takers

- Incentive compensation awarded to material risk-takers is subject to risk-based adjustments both before and after the compensation is awarded (*ex ante* and *ex post* adjustments, respectively)
- *Ex ante* adjustments are guided by a corporate risk scorecard, prepared by the Chief Risk Officer and confirmed by the Risk Committee, assessing firm-wide risk in several categories
- *Ex post* adjustments include a forfeiture provision, which operates to reduce or cancel the amount remaining to be paid under the relevant award if the Compensation Committee determines that the actions of the material risk-taker exposed State Street to inappropriate risk and that exposure has resulted or could reasonably be expected to result in a material loss or losses that are or would be substantial in relation to the revenue, capital and overall risk tolerance of State Street
- Additional *ex post* adjustment mechanisms, including our misconduct and financial restatement-related forfeiture and clawback provisions, are applicable to all Executive Vice Presidents, including our NEOs See above under the heading "Other Elements of Compensation—Recourse Mechanisms"

Risk-Based Adjustments to Compensation for All Employees

- Results of business unit- and corporate function-level scorecard-based risk assessments are used as an input to allocate bonus pools to each business unit and corporate function, as well as for further sub-allocations. Individual accountability is also assessed as appropriate for all employees

- Poor risk performance, including significant or repeated compliance or risk-related violations of State Street's policies, may result in *ex ante* adjustments to an individual's incentive compensation as part of a progressive discipline structure to hold individual employees accountable for risk performance

- All outstanding performance-based RSUs, DSAs and DVAs are subject to forfeiture in the event an employee is terminated for gross misconduct

Board Committee Review of Selected Control Function Compensation

- Committees of the Board of Directors with oversight of an area managed by each control function assess the performance of, and individual compensation recommendations for, the heads of the relevant control function, and review the compensation for the entire control function

- Results of the Board-level committee assessments are reported to the Compensation Committee as an input into relevant final compensation determinations by that Committee

- This process provides the relevant committee with additional perspective on the performance of the relevant control function and whether that function is being allocated appropriate resources and compensation

As a result of these reviews and processes, we believe that our compensation policies and practices for employees do not create risks that are reasonably likely to have a material adverse effect on us. We will continue to monitor developments in this area and may, as we believe appropriate, make related adjustments to our compensation practices.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary[1] ($) (c)	Bonus[2] ($) (d)	Stock Awards[3] ($) (e)	Non-Equity Incentive Plan Compensation[4] ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5] ($) (h)	All Other Compensation[6] ($) (i)	Total ($) (j)	Total without Change in Pension Value and Nonqualified Deferred Compensation Earnings* ($)
Joseph L. Hooley** Chairman and Chief Executive Officer	2018	$1,000,000	$—	$9,999,982	$1,967,353	$3,007,770	$127,420	$16,102,525	$13,094,755
	2017	1,000,000	—	10,000,028	4,842,269	3,524,957	113,406	19,480,660	15,955,703
	2016	980,769	—	8,999,997	2,596,750	2,014,620	99,705	14,691,841	12,677,221
Eric W. Aboaf Executive Vice President and Chief Financial Officer	2018	700,000	—	5,099,903	1,585,609	—	52,711	7,438,223	7,438,223
	2017	700,000	892,500	1,657,398	2,648,207	—	237,246	6,135,351	6,135,351
Ronald P. O'Hanley** President and Chief Operating Officer	2018	800,000	—	5,034,952	2,378,391	—	123,322	8,336,665	8,336,665
	2017	800,000	—	5,299,912	4,068,768	—	79,215	10,247,895	10,247,895
	2016	784,615	—	4,769,962	2,682,307	—	55,948	8,292,832	8,292,832
Jeff D. Conway** Executive Vice President and Global Head of Operations and Business Transformation	2018	961,218	—	4,274,872	814,740	—	783,973	6,834,803	6,834,803
Karen C. Keenan Executive Vice President and Chief Administrative Officer	2018	450,000	—	4,374,875	1,300,657	—	28,261	6,153,793	6,153,793

* Amounts in this column show total compensation, as determined under applicable SEC rules and reported in column (j), minus the change in pension value reported in column (h). This is provided to illustrate the effect that the year-over-year change in pension value had on total compensation as determined under applicable SEC rules and to highlight the effect of the Executive Compensation Committee's (ECC) decisions on total compensation year-over-year. The change in pension value reflects external variables that are unrelated to the Company's performance. Refer to the compensation table included in the "Compensation Discussion and Analysis" on page 44 for the ECC's compensation decisions for each NEO. The amounts reported in the Total without Change in Pension Value and Nonqualified Deferred Compensation Earnings column differ from the amounts reported in the Total column (column (j)) and are not a substitute for total compensation calculated in accordance with SEC rules.

** Mr. Hooley retired as our Chief Executive Officer on December 31, 2018, and was succeeded by Mr. O'Hanley on January 1, 2019. Mr. Conway is leaving State Street on or before June 1, 2019.

(1) For 2018, includes Mr. Conway's salary ($450,000) and a fixed allowance paid in cash to Mr. Conway while he was subject to U.K. remuneration regulations ($511,218).

(2) Reflects a cash payment made in connection with Mr. Aboaf's commencement of employment with State Street to compensate him for the loss of incentive compensation from his prior employer.

(3) Amounts represent the grant date fair value of DSA and performance-based RSUs. The fair value of each award is computed in accordance with GAAP (FASB ASC 718), using the assumptions stated in note 18 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2018. The amounts included for the 2018 performance-based RSUs reflect target level performance, as reflected in the 2018 Grants of Plan-Based Awards table. Based on the grant date value and assuming that performance results in the maximum number of shares vesting, each NEO's 2018 performance-based RSUs would have a maximum payout as follows: Mr. Hooley – 88,880 shares and value of $8,999,563; Mr. Aboaf – 57,179 shares and value of $5,789,672; Mr. O'Hanley – 44,751 shares and value of $4,531,272; Mr. Conway – 55,486 shares and value of $5,260,341; and Ms. Keenan – 50,735 shares and value of $5,137,183. Based on the grant date value and assuming that performance results in the maximum number of shares vesting, each previously disclosed NEO's 2017 performance-based RSUs would have a maximum payout as follows: Mr. Hooley – 113,468 shares and value of $8,400,036; Mr. Aboaf – 18,807 shares and value of $1,392,282; and Mr. O'Hanley – 60,137 shares and value of $4,451,942. Based on the grant date value and assuming that performance results in the maximum number of shares vesting, each previously disclosed NEO's 2016 performance-based RSUs would have a maximum payout as follows: Mr. Hooley – 129,427 shares and value of $6,480,030; and Mr. O'Hanley – 68,633 shares and value of $3,434,395.

(4) Represents the immediate and deferred cash (granted in DVAs) portions of incentive compensation, as well as dividends credited on DVAs outstanding during 2018, as shown in the table below. DVAs are units that receive a notional investment return of a money market instrument. During the deferral period, DVAs are credited with additional notional units based on the return of the State Street Institutional U.S. Government Money Market Fund if the monthly dividend rate is at least equal to 0.001 per unit. These dividends vest and are paid at the same time and in the same form as the related DVA unit. (The State Street Institutional U.S. Government Money Market Fund return first exceeded the monthly rate of 0.001 per unit in January 2018. The monthly rate of return was below the monthly threshold of 0.001 for 2017 and 2016.)

| | 2018 Non-Equity Incentive Plan Compensation | | | |
Name	Immediate Cash ($)	DVAs ($)	Dividends Credited on Outstanding DVAs ($)	Total ($)
Joseph L. Hooley	$871,741	$1,045,859	$49,753	$1,967,353
Eric W. Aboaf	414,773	1,149,227	21,609	1,585,609
Ronald P. O'Hanley	723,887	1,588,113	66,391	2,378,391
Jeff D. Conway	223,957	588,071	2,712	814,740
Karen C. Keenan	326,445	938,355	35,857	1,300,657

(5) Because our deferred compensation plans do not provide above-market earnings, no earnings are included in this column. The amounts in this column represent the change in the actuarial present value of the accumulated benefits under our qualified and nonqualified defined benefit pension plans. The plans are frozen and none of the NEOs are receiving additional credits under the plans. Messrs. Hooley and Conway are the only NEOs eligible to participate in our defined benefit pension plans. For 2018, the change in value presented in the Summary Compensation Table above reflects a year-over-year update to applicable actuarial calculation assumptions from December 31, 2017 to December 31, 2018, including an increase in the discount rate assumption for the State Street Retirement Plan (Retirement Plan), the Management Supplemental Retirement Plan (MSRP) and the Executive Supplemental Retirement Plan defined benefit provisions (ESRP-DB), as well as formula-driven changes due to the NEOs being older and closer to retirement. The aggregate change in pension value was negative for Mr. Conway due to the change in discount rate; the aggregate change in pension value was positive for Mr. Hooley primarily due to his retirement date becoming known for purposes of the MSRP and ESRP-DB. The table below describes the change in pension value for 2018, as presented in the Summary Compensation Table above for Mr. Hooley, highlighting the split between (i) the amount attributable to change in age and proximity to retirement and (ii) the amount attributable to the actuarial present value effect of the increase in discount rates and known timing of payment. The change in pension value presented in the Summary Compensation Table above and in the following table represents actuarial calculations based upon assumptions on the relevant dates to the extent relevant factors are unknown. The actuarial present value of the accumulated pension benefits calculated on future dates may increase or decrease, based on assumptions applicable on those future dates and on formula-driven changes due to the executive's age at the time.

| | 2018 Change in Pension Value | | |
Name	Due to Age and Proximity to Retirement[A] ($)	Due to Change in Assumptions[B] ($)	Total ($)
Joseph L. Hooley	$764,405	$2,243,365	$3,007,770
Jeff D. Conway	116,815	(404,886)	(288,071)

[A] The change in pension value due to an additional year of age was quantified by comparing (i) the December 31, 2017 present value of pension benefits with (ii) the present value of pension benefits calculated on December 31, 2018 while holding the December 31, 2017 discount rate and mortality assumptions constant. Since the plans were frozen as of December 31, 2010, there were no service accruals during 2018. The increase in value reflects the effects on the present value calculation of pension benefits of the NEO having aged one additional year closer to normal retirement age (65).

[B] The change in pension value due to changes in assumptions was quantified by comparing (i) the present value of pension benefits calculated as of December 31, 2018 based on the December 31, 2018 discount rate, form of payment and mortality assumptions and (ii) subtracting from that the relevant amounts attributable to older age and proximity to retirement, as set forth in footnote (A) above. The increase in discount rate assumption for each plan resulted in a decrease in pension value for Mr. Conway. For Mr. Hooley, however, because he retired on December 31, 2018, his MSRP and ESRP-DB reflect final benefit calculations rather than assumption-based calculations. Because the Retirement Plan payment commencement is elective rather than fixed like the MSRP and ESRP-DB, no change in payment timing is reflected for that benefit.

(6) The following table describes the amounts set forth for 2018 in the "All Other Compensation" column:

Name	Executive Security[A]	International Assignment[B]	Company Contributions to Defined Contribution Plans[C]	Charitable Donations and Matching Contributions[D]	Other Benefits[E]	Total
Joseph L. Hooley	$46,302	$ —	$27,750	$30,000	$23,368	$127,420
Eric W. Aboaf	—	—	27,750	15,000	9,961	52,711
Ronald P. O'Hanley	16,811	—	27,750	55,000	23,761	123,322
Jeff D. Conway	—	723,362	27,750	25,000	7,861	783,973
Karen C. Keenan	—	—	16,500	—	11,761	28,261

(A) The Board approved an executive security package that provides a car and driver and residential security for Mr. Hooley and Mr. O'Hanley. Car and driver values for Mr. Hooley of $44,662 and Mr. O'Hanley of $16,811 are calculated by allocating the total cost of the car and driver between non-business and business use by mileage traveled. Also includes the cost of security at Mr. Hooley's residence, reflecting invoice amounts for alarm monitoring and maintenance.

(B) Expatriate benefits received by Mr. Conway related to his service in the U.K. through late June 2018, which included items such as: allowances for goods, services, and housing; tax preparation and advisory services; and $547,795 of tax equalization payments.

(C) Company contributions to savings plans: (1) $16,500 to the Salary Savings Program (SSP) for each NEO; and (2) $11,250 to the Management Supplemental Savings Plan (MSSP) for Messrs. Hooley, Aboaf, O'Hanley and Conway.

(D) Messrs. O'Hanley and Conway each directed contributions of $25,000 under our Executive Leadership program, which allows Executive Vice Presidents serving on non-profit boards to annually recommend a financial contribution from the State Street Foundation to the non-profit of up to $25,000. In addition, matching contributions in excess of the $10,000 benefit available to all State Street employees were made in the name of Messrs. Hooley ($30,000), Aboaf ($15,000) and O'Hanley ($30,000) under our matching gift program, which will match contributions made by employees to eligible charitable and educational organizations in accordance with specified annual limits.

(E) Includes financial planning/ tax services for Mr. Aboaf of $6,000 and Mr. O'Hanley of $12,000, parking benefits for Messrs. Hooley and O'Hanley and Ms. Keenan of $7,800 and for Mr. Conway of $3,900, personal liability coverage of $1,227 for each NEO and executive health screening of $2,734 for each NEO. Also includes retirement gifts for Mr. Hooley in recognition of his service as Chief Executive Officer with a cost of $11,607, which includes a $10,000 charitable donation made on his behalf.

The table above does not include any amounts for personal travel in connection with business travel by our NEOs because there was no aggregate incremental cost to the Company.

2018 Grants of Plan-Based Awards

Name (a)	Award (b)	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock and Option Awards[2] ($) (j)
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)		
Joseph L. Hooley	2018 Annual Incentive		$ —	$3,000,000	$6,000,000	—	—	—	—	$ —
	Performance-Based RSU[3]	2/26/2018	—	—	—	29,627	59,253	88,880	—	5,999,959
	Deferred Stock Award (DSA)[4]	2/26/2018	—	—	—	—	—	—	39,143	4,000,023
Eric W. Aboaf	2018 Annual Incentive		—	2,000,000	4,000,000	—	—	—	—	—
	Performance-Based RSU[3]	2/26/2018	—	—	—	9,184	18,368	27,552	—	1,859,944
	Performance-Based RSU[5]	2/26/2018	—	—	—	9,876	19,751	29,627	—	1,999,986
	Deferred Stock Award (DSA)[4]	2/26/2018	—	—	—	—	—	—	12,134	1,239,973
Ronald P. O'Hanley	2018 Annual Incentive		—	3,400,000	6,800,000	—	—	—	—	—
	Performance-Based RSU[3]	2/26/2018	—	—	—	14,917	29,834	44,751	—	3,020,991
	Deferred Stock Award (DSA)[4]	2/26/2018	—	—	—	—	—	—	19,708	2,013,961
Jeff D. Conway	2018 Annual Incentive		—	1,336,667	2,673,334	—	—	—	—	—
	Performance-Based RSU[3]	2/26/2018	—	—	—	7,441	14,881	22,322	—	1,444,201
	Deferred Stock Award (DSA)[4]	2/26/2018	—	—	—	—	—	—	4,422	429,155
	Deferred Stock Award (DSA)[4]	2/26/2018	—	—	—	—	—	—	3,759	401,536
	Performance-Based RSU[5]	7/18/2018	—	—	—	11,055	22,109	33,164	—	1,999,980
Karen C. Keenan	2018 Annual Incentive		—	1,500,000	3,000,000	—	—	—	—	—
	Performance-Based RSU[3]	2/26/2018	—	—	—	7,036	14,072	21,108	—	1,424,931
	Performance-Based RSU[5]	2/26/2018	—	—	—	9,876	19,751	29,627	—	1,999,986
	Deferred Stock Award (DSA)[4]	2/26/2018	—	—	—	—	—	—	9,296	949,958

(1) For 2018, annual incentive amounts were awarded in the form of immediate cash and DVAs. The actual annual incentive awards earned are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 55.
(2) Fair value of the awards is computed in accordance with FASB ASC Topic 718, using the assumptions stated in the notes to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2018.
(3) Performance-based RSUs granted as a part of 2017 compensation.
(4) DSAs granted as a part of 2017 compensation. Mr. Conway received two DSAs with different vesting schedules as described below.
(5) Promotion and special recognition performance-based RSUs.

Narrative Disclosure Accompanying Grants of Plan-Based Awards Table

The awards set forth in the "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column of the 2018 Grants of Plan-Based Awards table above were the 2018 annual incentive awards that were granted as part of 2018 incentive compensation in the form of immediate cash and DVAs. The targets, minimum (0%) and maximum (200%) are described above under the heading, "Compensation Discussion and Analysis—2018 Compensation Decisions—Total Compensation Approach— Determining Individual Compensation Awards—Annual Incentive." The actual annual incentive awards earned in March 2019 are included in the 2018 row of the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 55.

DVAs granted in March 2019, under the State Street Corporation Supplemental Cash Incentive Plan, for 2018 performance are deferred cash units that are notionally invested in the State Street Institutional U.S. Government Money Market Fund and receive dividends when the monthly dividend rate is at least equal to 0.001 per unit. These awards vest in quarterly installments over four years from the date of grant. All DVAs have a qualifying retirement provision. Under the retirement provision, service-based restrictions lapse after the participant attains the age of 55 and completes 5 years of service with State Street, with awards continuing to vest according to their original terms. Service-based restrictions lapse on all DVAs if a participant dies, becomes disabled and terminates employment or is involuntarily terminated without cause. All DVAs continue to vest according to their original terms if a participant is involuntarily terminated without cause and vesting is accelerated in the event the participant dies or becomes disabled and terminates employment.

The awards granted in February 2018 under the 2017 Stock Incentive Plan, set forth in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column of the 2018 Grants of Plan-Based Awards table above, were performance-based RSUs. These awards were granted as one of the two parts of the long-term incentive component of each NEO's 2017 performance year incentive compensation or as promotion or special recognition awards, as noted above. The percent at which the awards are earned will be determined based on the simple average of each calendar year's return on equity for the three-year period from January 1, 2018 to December 31, 2020, subject to adjustment by the Compensation Committee for pre-established, objectively determinable factors. Based on the satisfaction of applicable performance criteria and on certification by the Compensation Committee following the end of the performance period, the performance-based RSUs will vest in one installment, with the exception of the performance-based RSUs granted to Mr. Conway. For Mr. Conway, because he was subject to U.K. remuneration regulations, the performance-based RSUs granted on February 26, 2018 will vest in five equal annual installments beginning on February 15, 2021 and have a twelve month holding requirement after each vesting date. The 2018 performance-based RSUs are earned under the following schedule:



The DSAs set forth in the "All Other Stock Awards" column of the 2018 Grants of Plan-Based Awards table above, were awarded as the second part of the long-term incentive component of each NEO's 2017 performance year incentive compensation. These awards vest ratably in annual installments over four years from the date of grant, with the exception of Mr. Conway's DSAs granted on February 26, 2018. Mr. Conway's award of 4,422 shares will vest in five equal annual installments starting on February 15, 2021 and his award for 3,759 shares were fully vested on the date of grant (February 26, 2018). Mr. Conway's DSAs have a twelve month holding requirement after each vesting date. All DSAs were granted under the 2017 Stock Incentive Plan.

All performance-based RSUs and DSAs are subject to a "double-trigger" change-of-control vesting. Service-based restrictions lapse and vesting is accelerated if the executive incurs a qualified termination following the change of control. For more details refer to "Potential Payments upon Termination of Change of Control as of December 31, 2018—Change of Control" below.

All performance-based RSUs and DSAs, with the exception of the promotion and special recognition awards noted above, have a qualifying retirement provision. Under the retirement provision, service-based restrictions lapse after the participant attains the age of 55 and completes 5 years of service with State Street, with awards continuing to vest according to their original terms. Service-based restrictions lapse on all performance-based RSUs and DSAs if a participant dies, becomes disabled and terminates employment or is involuntarily terminated without cause. In these circumstances the performance-based RSUs continue to vest according to their original terms. All DSAs continue to vest according to their original terms if a participant becomes disabled and terminates employment or is involuntarily terminated without cause. All DSA vesting is accelerated in the event of death.

None of the performance-based RSUs or DSAs receive dividends or dividend equivalents prior to vesting.

All incentive compensation awarded to our NEOs is subject to recourse mechanisms, including clawback, forfeiture and *ex ante* adjustments, as described above under the heading "Compensation Discussion and Analysis—Other Elements of Compensation—Recourse Mechanisms."

Our immediate cash incentives, DVAs and DSAs for 2018 were delivered under the Senior Executive Annual Incentive Plan (SEAIP) with a maximum payout amount equal to a percentage of our operating-basis net income before income taxes and incentive compensation, or Operating NIBTIC, and subject to an annual limit of $10 million per executive. The Committee exercised discretion to reduce the amount of incentive compensation awarded to each NEO under the SEAIP below the maximum applicable payout opportunity calculated based on our 2018 Operating NIBTIC.

Outstanding Equity Awards at Fiscal Year-End, December 31, 2018[1]

Name (a)	Grant Date	Stock Awards[2]			
		Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($) (j)
Joseph L. Hooley	02/19/15[3]	13,706	$ 864,437		$ —
	02/29/16[4]	35,405	2,232,993		
	02/29/16[5]	114,065	7,194,080		
	02/27/17[6]	40,049	2,525,890		
	02/27/17[7]			113,467	7,156,364
	02/26/18[8]	39,143	2,468,749		
	02/26/18[9]			88,880	5,605,662
Eric W. Aboaf	12/30/16[10]	8,413	530,608		
	12/30/16[11]	17,539	1,106,185		
	02/27/17[6]	6,638	418,659		
	02/27/17[7]			18,806	1,186,094
	02/26/18[8]	12,134	765,291		
	02/26/18[9]			27,552	1,737,705
	02/26/18[12]			29,627	1,868,575
Ronald P. O'Hanley	04/30/15[13]	6,810	429,507		
	02/29/16[4]	18,765	1,183,509		
	02/29/16[5]	60,454	3,812,834		
	02/27/17[6]	21,225	1,338,661		
	02/27/17[7]			60,137	3,792,841
	02/26/18[8]	19,708	1,242,984		
	02/26/18[9]			44,751	2,822,446
Jeff D. Conway	02/19/15[14]	1,020	64,331		
	02/29/16[15]	391	24,660		
	02/29/16[16]	23,590	1,487,821		
	02/27/17[17]	7,889	497,559		
	02/27/17[18]			29,534	1,862,709
	02/26/18[19]	4,422	278,896		
	02/26/18[20]			22,322	1,407,849
	07/18/18[12]			33,164	2,091,653
Karen C. Keenan	02/19/15[3]	2,776	175,082		
	02/29/16[21]	7,355	463,880		
	02/27/17[6]	9,472	597,399		
	02/27/17[7]			26,834	1,692,420
	02/26/18[8]	9,296	586,299		
	02/26/18[9]			21,108	1,331,282
	02/26/18[12]			29,627	1,868,575

(1) All outstanding equity awards are subject to recourse mechanisms, including clawback and forfeiture adjustments, as described above under the heading "Compensation Discussion and Analysis—Other Elements of Compensation."

(2) Stock award values in the table above are based on the closing share price of our common stock on the NYSE on December 31, 2018 ($63.07).

(3) DSAs vest in four equal annual installments (25% per year) starting on February 15, 2016. The last installment vested on February 15, 2019.

(4) DSAs vest in four equal annual installments (25% per year) starting on February 15, 2017. The balance of the award will vest in two equal installments, one of which vested on February 15, 2019; the remaining installment will vest on February 15, 2020.

(5) Performance-based RSUs with a three-year performance measurement period (January 1, 2016-December 31, 2018). The awards were earned at 105.7% of target and vested in one installment on March 1, 2019.

(6) DSAs vest in four equal annual installments (25% per year) starting on February 15, 2018. The balance of the award will vest in three equal installments, one of which vested on February 15, 2019; the remaining two installments will vest on February 15, 2020 and 2021.

(7) Performance-based RSUs with a three-year performance measurement period (January 1, 2017-December 31, 2019) that will vest in one installment based on the satisfaction of applicable performance criteria and on certification by the Compensation Committee following the end of the performance period. Awards have been included in the table above at 140% of target (i.e., maximum).

(8) DSAs vest in four equal annual installments (25% per year). The first installment vested on February 15, 2019; the remaining three installments will vest on February 15, 2020, 2021 and 2022.

(9) Performance-based RSUs with a three-year performance measurement period (January 1, 2018-December 31, 2020) that will vest in one installment based on the satisfaction of applicable performance criteria and on certification by the Compensation Committee following the end of the performance period. Awards have been included in the table above at 150% of target (i.e., maximum).

(10) DSAs granted to Mr. Aboaf in connection with his commencement of employment at State Street; these DSAs vest in two equal annual installments. The first installment vested on February 15, 2018; the second installment vested on February 15, 2019.

(11) Performance-based RSUs with a two-year performance measurement period (January 1, 2017-December 31, 2018) granted to Mr. Aboaf in connection with his commencement of employment at State Street. The awards were earned at 108.2% of target and vested in one installment on March 1, 2019.

(12) Performance-based RSUs with a three-year performance measurement period (January 1, 2018-December 31, 2020) granted to Messrs. Aboaf and Conway and Ms. Keenan as promotion and recognition awards; these awards vest in one installment based on the satisfaction of applicable performance criteria and on certification by the Compensation Committee following the end of the performance period. Awards have been included in the table above at 150% of target (i.e., maximum).

(13) DSAs granted to Mr. O'Hanley in connection with his commencement of employment at State Street; these DSAs vest in four equal annual installments starting on May 15, 2016. The last installment will vest on May 15, 2019.

(14) DSAs vest in sixteen equal quarterly installments starting on May 15, 2015. The last installment vested on February 15, 2019.

(15) DSAs vest in four equal annual installments (25% per year) starting on February 15, 2017. The balance of the award will vest in two equal installments, one of which vested on February 15, 2019; the remaining installment will vest on February 15, 2020. There is a six month hold requirement after each vesting date.

(16) Performance-based RSUs with a three-year performance measurement period (January 1, 2016-December 31, 2018). The awards were earned at 105.7% of target and vested in one installment on March 1, 2019. There is a six month hold requirement after the vesting date.

(17) DSAs vest in five equal annual installments (20% per year) on February 15, 2020, 2021, 2022, 2023 and 2024. There is a six month hold requirement after each vesting date.

(18) Performance-based RSUs with a three-year performance measurement period (January 1, 2017-December 31, 2019) that will vest, based on the satisfaction of applicable performance criteria and on certification by the Compensation Committee following the end of the performance period, in five equal installments on February 15, 2020, 2021, 2022, 2023 and 2024. Awards have been included in the table above at 140% of target (i.e., maximum). There is a six month hold requirement after each vesting date.

(19) DSAs vest in five equal annual installments (20% per year) on February 15, 2021, 2022, 2023, 2024 and 2025. There is a twelve month hold requirement after each vesting date.

(20) Performance-based RSUs with a three-year performance measurement period (January 1, 2018-December 31, 2020) that will vest, based on the satisfaction of applicable performance criteria and on certification by the Compensation Committee following the end of the performance period, in five equal installments on February 15, 2021, 2022, 2023, 2024 and 2025. Awards have been included in the table above at 150% of target (i.e., maximum). There is a twelve month hold requirement after each vesting date.

(21) DSAs vest in sixteen equal quarterly installments starting on May 15, 2016. The balance of the award will vest in five equal installments, one of which vested on February 15, 2019; the remaining four installments will vest quarterly from May 15, 2019 to February 15, 2020.

2018 Stock Vested

	Stock Awards	
Name (a)	Number of Shares Acquired on Vesting[1] (#) (d)	Value Realized on Vesting[2] ($) (e)
Joseph L. Hooley	166,917	$17,586,455
Eric W. Aboaf	10,624	1,104,471
Ronald P. O'Hanley	23,266	2,400,009
Jeff D. Conway[3]	9,648	956,749
Karen C. Keenan	15,300	1,508,406

(1) Includes DSAs, performance-based RSUs and dividend shares earned on DSAs under the Executive Supplemental Retirement Plan defined contribution provisions (ESRP-DC) that vested in 2018, as follows:
— The number of shares underlying DSAs that vested in 2018 are as follows: Mr. Hooley: 83,482, Mr. Aboaf: 10,624, Mr. O'Hanley: 23,266; Mr. Conway: 9,648; and Ms. Keenan: 15,300.
— The number of performance-based RSUs earned for the performance period ending in 2017 and vested in 2018 are as follows: Mr. Hooley: 83,056.
— Mr. Hooley is 100% vested in both his ESRP-DC DSAs and the dividends earned on his ESRP-DC DSAs. In 2018, Mr. Hooley earned 379 dividend shares on his ESRP-DC DSAs.

(2) The value realized on vesting for DSAs, performance-based RSUs and dividend shares on ESRP-DC DSAs is based on the closing price of our common stock on the NYSE on the relevant vesting or dividend payment date.

(3) Of the shares that vested for Mr. Conway, 3,759 were subject to a holding requirement until February 25, 2019.

2018 Pension Benefits[1]

Name (a)	Plan Name (b)	Number of Years Credited Service[2] (#) (c)	Present Value of Accumulated Benefit[3] (d)
Joseph L. Hooley	Retirement Plan	14	$ 243,243
	MSRP (Management Supplemental Retirement Plan)	14	1,035,648
	ESRP-DB (Executive Supplemental Retirement Plan)	31	26,623,744
	Total		27,902,635
Jeff D. Conway	Retirement Plan	20	389,415
	MSRP (Management Supplemental Retirement Plan)	20	266,631
	ESRP-DB (Executive Supplemental Retirement Plan)	30	2,836,530
	Total		3,492,576

(1) Messrs. Hooley and Conway are the only NEOs eligible to participate in our defined benefit pension plans since the other NEOs were either hired or appointed to an eligible role after December 31, 2007.
(2) State Street Retirement Plan (Retirement Plan) and Management Supplemental Retirement Plan (MSRP) service is credited from the first anniversary of date of hire, but the plans are frozen with benefits ceasing to accrue for Mr. Conway on December 31, 2007 and Mr. Hooley on December 31, 2010. ESRP-DB service is credited from date of hire. Mr. Hooley's ESRP-DB includes credited service for nine years with a State Street joint venture. The Committee does not consider this credit to represent extra years of service since it covers service with an affiliated company.
(3) Actuarial assumptions for the year ended December 31, 2018, include the following:
　— benefit obligations are determined using a discount rate of 4.18% for the Retirement Plan, 3.94% for MSRP and 3.81% for ESRP-DB as of December 31, 2018
　— retirement age assumed to be normal retirement age as defined by each plan (except in the case of Mr. Hooley for the MSRP and ESRP-DB, where benefit commencement is assumed to be his actual retirement on December 31, 2018)
　— no pre-retirement mortality, disability or termination assumed
　Consistent with valuation assumptions, the form of payment reflected in this December 31, 2018 disclosure is 85% lump sum or installment payment and 15% annuity for the Retirement Plan and 100% three-year installment for the MSRP and ESRP-DB.

State Street maintains the Retirement Plan, a qualified defined benefit plan. The Retirement Plan was open to all State Street employees after one year of service until new participation ended and it was frozen to new accruals as of January 1, 2008 (as of January 1, 2011 for Mr. Hooley who met a specified combination of age and completed years of service). Prior to January 1, 1990, the Retirement Plan was a final average pay design. Since then, the Retirement Plan has determined benefits using a cash balance formula. Under this formula, a notional account for each eligible participant was increased annually by both interest credits and pay credits. Interest credits are made at a specified rate and pay credits were based upon a percentage of the participant's pay for each applicable calendar year until the plan was frozen effective January 1, 2008 (as of January 1, 2011 for Mr. Hooley, as noted above). The pay credit percentages were 4.0% for the first year of participation increasing to 11.25% for the thirtieth year and zero thereafter. Eligible pay included a participant's salary, overtime, cash incentive compensation and commissions.

Until August 31, 2003, the Retirement Plan provided that eligible participants who were continuously employed since December 31, 1989 and who retired after reaching age 55 receive the greater of their cash balance account or the annual benefit derived from the "grandfathered" final average pay formula. For a participant with 30 or more years of accrual service, the grandfathered formula would result in a benefit of 50% of final average pay (counting base salary only) minus 50% of the estimated Social Security benefit. For periods of service of less than 30 years, the benefit is reduced on a pro rata basis by year. The grandfathered portion of this "better of" treatment was frozen effective August 31, 2003 by ceasing future accruals under this formula on that date. Years of service completed after that date continue to be counted, however, for purposes of determining early retirement reduction factors.

The normal retirement age under the Retirement Plan is 65, although earlier retirement options are available. The Retirement Plan has a three-year vesting provision. Participants are entitled to receive their vested account balances or equivalent annuities any time following termination of employment up through normal retirement age.

To comply with federal tax rules, the Retirement Plan limits the benefit that a participant may receive and the amount of compensation that may be taken into account for any participant in any year. Consequently, State Street has maintained a supplemental retirement plan, the MSRP, designed to provide affected employees the benefits that would be payable under the Retirement Plan but for the limitations imposed by the Internal Revenue Code. The MSRP has been frozen in the same manner as described above for the Retirement Plan.

State Street also maintains the ESRP, which provided officers at the Executive Vice President level with additional retirement benefits to encourage their continued employment.

The ESRP provides two separate benefit components: the ESRP-DB, which was substantially frozen effective January 1, 2008 and completely frozen as of December 31, 2017, and a defined contribution component (ESRP-DC), which was frozen effective January 1, 2017. For additional details about the ESRP-DC, refer to the "2018 Nonqualified Deferred Compensation" table below. Officers became eligible to participate in the ESRP-DB upon their appointment to an eligible position. As of December 31, 2018, only Messrs. Hooley and Conway were credited with benefits under the ESRP-DB. Messrs. Aboaf, O'Hanley and Ms. Keenan were not eligible to participate in the ESRP-DB because they were hired after December 31, 2007.

In general, the ESRP-DB (when expressed as a life annuity commencing at age 65) accrued at the annual rate of 2.5% of eligible earnings (generally base salary plus incentive compensation), up to a maximum of 50% of eligible earnings. This formula benefit is offset by pension benefits from State Street or other sources, including a former employer, but excluding Social Security. For participants who retire early, the defined benefit component is reduced by a factor of 3% for each year under the age of 65, except that any participants who on January 1, 2005 were at least age 55 and had completed at least 10 years of service are subject instead to a monthly early retirement reduction of their formula benefit aggregating to 1% per year between age 60 and 65 and to 2.5% per year between ages 55 and 60, with the offset for other plan benefits reduced by the applicable factors under those plans. If a participant becomes disabled before retirement eligibility, the ESRP-DB pays a disability benefit equal to the participant's accrued defined benefit component including offsets, reduced for early retirement age and multiplied by a percentage determined by dividing the sum of the participant's age and years of service by 85. If a participant dies before retirement eligibility, the ESRP-DB pays a death benefit equal to one-half of the benefit calculated under the disability provision. If a participant dies after becoming retirement eligible, the participant's beneficiary will be entitled to a lump sum equal to the actuarial equivalent of 50% of the accrued ESRP-DB benefit amount otherwise payable to the participant as of the date of death, further providing full vesting. In the event of an eligible disability following retirement eligibility, the ESRP-DB pays a disability benefit equal to the participant's otherwise payable accrued benefit as of the date of the eligible disability, actuarially converted to three equal installments. The first installment would be payable by the later of the end of the year or the fifteenth day of the third month coinciding with or following the eligible disability date. The second and third installments would be payable on the first and second anniversaries of the first installment, assuming continued disability eligibility.

For certain participants, the ESRP-DB also contains special provisions that may apply in lieu of or in addition to the general provisions. In Mr. Hooley's case, the actuarial equivalent of a hypothetical account balance that is periodically adjusted for interest on the same basis as the cash balance accounts under State Street's tax-qualified defined benefit plan is added to the benefit determined from the defined benefit formula under the ESRP-DB. No offsets apply to this incremental benefit. As of December 31, 2018, the balance of this hypothetical account was $1,246,486. In addition, Mr. Hooley is credited with nine years of service under the plan for his service at a State Street joint venture and at State Street prior to the joint venture service. These special defined benefit provisions were implemented in accordance with a 2005 amendment to the plan specifically addressing the unique circumstances of Mr. Hooley's service.

Effective January 1, 2008, the ESRP-DB was substantially frozen. However, ESRP-DB benefits continued to receive a 3% index each year as a cost-of-living adjustment through December 31, 2017. Both Messrs. Hooley and Conway received the indexing. The amended plan further includes a transition benefit that continued the defined benefit component for executive participants who had attained age 50 and had served as an Executive Vice President for at least 5 years as of December 31, 2007. Mr. Hooley received this transition benefit until January 1, 2010.

The ESRP-DB requires a participant to attain at least age 53 and have a combined age and service of at least 60 at termination of employment; otherwise, the ESRP-DB benefits are forfeited, except in the event of death or a disability. ESRP-DB benefits vest in three stages: one-third at age 53; two-thirds at age 54; and full vesting at age 55. Vested ESRP-DB benefits are payable in three equal installments on each of the six-month, one-year and two-year anniversaries of the participant's termination of employment. However, outstanding benefits are forfeited if the participant engages in certain competitive activities within two years of termination of employment.

Based on age and service to State Street as of December 31, 2018, Mr. Conway is one-third vested under ESRP-DB early retirement terms resulting in a lump sum value of $1,271,088 if he had retired on December 31, 2018. Mr. Conway does not yet meet the age and service requirements for early retirement under the Retirement Plan and MSRP. Mr. Conway would however, be eligible for benefits of $350,448 under the Retirement Plan and $233,720 under the MSRP as of December 31, 2018 under the terminated vested benefit provisions of these plans. Mr. Conway would also be eligible for ESRP-DB benefits of $3,072,318 in the event of death and $1,271,088 if disabled as of December 31, 2018.

Mr. Hooley retired from State Street on December 31, 2018 and was eligible for early retirement under the terms of the Retirement Plan, MSRP and ESRP-DB. He will receive MSRP and ESRP-DB benefits, less applicable withholding taxes, in three installments (on July 1, 2019, January 1, 2020 and January 1, 2021) as follows:

- $349,502, $358,239 and $376,151, respectively, from the MSRP

- Three estimated equal installments of $9,267,784 from the ESRP-DB

As of December 31, 2018, Mr. Hooley had not elected to receive a distribution of his Retirement Plan benefit. That benefit had a single lump sum value of $235,322 as of December 31, 2018. His Retirement Plan benefit will continue to be adjusted for interest credits until the time of payment.

2018 Nonqualified Deferred Compensation

Name (a)	Executive Contributions in Last FY[1] ($) (b)	Registrant Contributions in Last FY[2] ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions[3] ($) (e)	Aggregate Balance at Last FYE[4] ($) (f)
Joseph L. Hooley	$20,000	$11,250	$(1,328,063)	$ —	$5,098,058
Eric W. Aboaf	21,000	11,250	(1,951)	—	30,299
Ronald P. O'Hanley	24,000	11,250	252	—	35,502
Jeff D. Conway	13,500	11,250	(17,362)	(10,549)	1,663,619
Karen C. Keenan	—	—	(60,871)	—	656,691

(1) Employee deferrals under the Management Supplemental Savings Plan (MSSP).
(2) Employer matching contributions under the MSSP for the 2018 plan year. These amounts are included in the "All Other Compensation" column of the Summary Compensation Table on page 55.
(3) Employee FICA tax adjustment associated with the portion of the ESRP-DC balance that vested during 2018.
(4) Includes each NEO's outstanding combined MSSP and ESRP-DC plan balances (deferred cash and DSAs). Of the total amounts shown in this column, which is further broken out by plan in the table below, the following amounts have been reported as "All Other Compensation" in the Summary Compensation Table on page 55 in this proxy statement and in prior years' proxy statements: Mr. Hooley: $926,991; Mr. Aboaf: $11,250; Mr. O'Hanley: $11,250; Mr. Conway $11,250; and Ms. Keenan: $0.

Defined Contribution Aggregate Balances as of December 31, 2018

Name	Aggregate Balance at Last FYE		
	MSSP ($)	ESRP-DC[A] ($)	Total ($)
Joseph L. Hooley	$2,542,517	$2,555,541	$5,098,058
Eric W. Aboaf	30,299	—	30,299
Ronald P. O'Hanley	35,502	—	35,502
Jeff D. Conway	323,304	1,340,315	1,663,619
Karen C. Keenan	—	656,691	656,691

(A) ESRP-DC for Mr. Hooley includes $1,241,162 in deferred cash and 20,840 DSA shares of State Street common stock with a total value of $1,314,379 based on the closing price of our common stock on the NYSE on December 31, 2018 ($63.07). ESRP-DC balances for Mr. Conway and Ms. Keenan are comprised of deferred cash only.

State Street maintains the MSSP for designated highly compensated employees, which includes the NEOs. The MSSP provides eligible employees with savings and Company matching contribution opportunities beyond the Internal Revenue Code limits imposed under the tax qualified Salary Savings Plan (SSP). Under the MSSP, eligible employees may elect, prior to the beginning of a year, to defer (a) from 1% to 50% of base salary for the year and/ or (b) from 5% to 100% of otherwise immediately payable annual cash incentive compensation (net of FICA withholding).

State Street matched all deferrals made under the MSSP for 2018 up to a maximum of 5% of a participant's MSSP match-eligible compensation, comprising the lesser of (i) base salary plus immediately payable annual cash incentive compensation or (ii) $500,000, in either case reduced by the applicable Internal Revenue Code cap on annual compensation ($275,000 in 2018).

MSSP participants have several time and form of payment election options for their deferrals. They may elect to receive a lump sum payment either (i) on the first business day of the month following the six-month anniversary of the participant's termination of employment, or (ii) on a specified date that falls at least three years from the election date; if however, termination of employment occurs before the specified date, the lump sum is paid pursuant to (i) above. Participants may also elect to receive deferrals in installments over two to ten years commencing on the six-month anniversary of the participant's termination of employment. Participants may change distribution elections consistent with limitations set forth in the MSSP and tax rules applicable to non-qualified deferred compensation. Matching and historical performance-based credits are automatically paid in a lump sum on the first day of the month following the six-month anniversary of the participant's termination of employment. A participant's account is payable in a lump sum upon death or disability. A participant who experiences a severe and unanticipated financial need may request a withdrawal of amounts deferred under the plan subject to certain restrictions.

The ESRP-DC, which was frozen effective January 1, 2017, provided an annual $200,000 of deferred cash to eligible participants and an additional $200,000 grant of DSAs that receive dividends to Management Committee members, delivered through State Street's equity incentive plan for each applicable year. No defined contribution credits (neither deferred cash or DSAs) were made for the 2015 and 2016 compensation years. Prior to the 2015 compensation year, Messrs. Hooley and Conway and Ms. Keenan received ESRP-DC deferred cash awards and Mr. Hooley was the only NEO eligible, at that time, to receive the ESRP-DC DSAs. Refer to "Defined Contribution Aggregate Balances as of December 31, 2018" table footnote 4 above for the ESRP-DC aggregate balances and footnote (A) for the balance of DSAs attributable to the ESRP-DC. Account balances as of January 1, 2017 will be maintained until distributed or forfeited under plan terms.

All ESRP-DC benefits are subject to retirement eligibility and vesting. The ESRP-DC requires a participant to attain age 53 and have a combined age and service of at least 60 at termination of employment; otherwise, the ESRP-DC benefits are forfeited, except in the event of death or a disability. ESRP-DC benefits vest in three stages: one-third at age 53; two-thirds at age 54; and full vesting at age 55. Vested ESRP-DC benefits are payable in three equal installments with payments on the first day of the month coinciding with or following each of the six-month, one-year and two-year anniversaries of the participant's termination of employment. However, outstanding ESRP-DC benefits are forfeited if the participant engages in certain competitive activities within two-years of termination of employment.

Based on age and service to State Street as of December 31, 2018, Ms. Keenan and Mr. Conway are eligible for ESRP-DC early retirement. Ms. Keenan is fully vested and Mr. Conway is one-third vested in their ESRP-DC benefits. Ms. Keenan would receive $656,691 and Mr. Conway would receive $446,325 under the ESRP-DC if they each had retired on December 31, 2018.

Upon retirement from State Street on December 31, 2018, Mr. Hooley was eligible for early retirement and was fully vested in his ESRP-DC. He will receive his ESRP-DC account balance, valued at $2,555,541 as of December 31, 2018, less applicable withholding taxes, in three installments (on July 1, 2019, January 1, 2020 and January 1, 2021). Ultimate installment amounts will depend upon this account balance at the time of each distribution.

A book-keeping account is maintained for each participant in the MSSP and for each participant with ESRP-DC deferred cash. MSSP and ESRP-DC deferred cash holdings reflect increases or decreases based on the performance of notional investments selected by the participant. The U.S. notional investments available for 2018 and the rate of return for the year were as set forth below.

Notional Investment[1]	Rate of Return
MSSP and ESRP-DC Investments	
SSGA U.S. Bond Index Fund	-0.02%
Vanguard Prime Money Market Fund	2.01%
SSGA International Index Fund	-13.60%
SSGA S&P 500 Index Fund	-4.44%
State Street Corporation ESOP Stock Fund	-34.18%

(1) Non-US notional funds were added as investment options for the ESRP-DC deferred cash effective June 1, 2015. Rates of return for the non-US notional funds are not provided because they have not been selected by an NEO.

Potential Payments upon Termination or Change of Control as of December 31, 2018

Shown and described below are certain potential payments that would have been made to an NEO if the NEO's employment had terminated on December 31, 2018 under various scenarios, including a change of control, but excluding pension benefits or nonqualified deferred compensation that may be paid to an NEO upon termination as described in the "2018 Pension Benefits" and "2018 Nonqualified Deferred Compensation" sections above. All payments upon the separation from service of "specified employees" are subject to a six-month delay under the rules of Section 409A of the Internal Revenue Code.

Our NEOs do not receive any payments or continued vesting of deferred incentive awards if their employment is terminated for gross misconduct, and all deferred incentive awards are forfeited if an NEO voluntarily terminates employment prior to reaching age 55 and completing 5 years of service. Only Mr. Hooley and Ms. Keenan had satisfied this retirement provision as of December 31, 2018. In addition, all outstanding deferred incentive awards shown below remain subject to our recourse mechanisms described above under the heading "Compensation Discussion and Analysis—Other Elements of Compensation— Recourse Mechanisms". The tables below are intended only for illustrative purposes; the rights and benefits due to any executive upon an actual termination of employment or change of control can only be determined at the time of the payment, based on circumstances then existing and the arrangements then in effect.

Mr. Hooley is not included in the tables below as he retired on December 31, 2018. Payments due to Mr. Hooley in connection with his retirement are described under the heading "Estimated Payments upon Termination" below.

Eric W. Aboaf	Death[1][3]	Disability[1][4]	Involuntary Termination without Cause[1][5]	Termination in Connection with Change of Control[6]
Cash Severance	$ —	$ —	$ 430,769	$6,696,414
Accelerated Vesting of Deferred Incentive Awards				
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	2,820,743	—	—	1,714,558
Accelerated Vesting and Payment of Performance-Based RSUs (RSUs)	—	—	—	5,117,028
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	1,272,068	1,272,068	—	1,272,068
Continued Vesting of Deferred Incentive Awards				
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	—	2,820,743	2,820,743	—
Continued Vesting and Payment of Performance-Based RSUs (RSUs)	3,357,342	3,357,342	3,357,342	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	—	—	1,272,068	—
Additional Benefits				
Current Year Incentive Compensation	—	—	2,833,500	2,648,207
Pension Benefit	—	—	—	55,500
Health & Welfare Benefit	12,828	—	8,722	28,347
Other Benefits	58,333	—	—	—
Outplacement	—	—	25,000	25,000
Total Value	7,521,314	7,450,153	10,748,144	17,557,122

Ronald P. O'Hanley	Death[1][3]	Disability[1][4]	Involuntary Termination without Cause[1][5]	Termination in Connection with Change of Control[6]
Cash Severance	$ —	$ —	$ 538,462	$9,737,536
Accelerated Vesting of Deferred Incentive Awards				
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	8,007,495	—	—	4,194,661
Accelerated Vesting and Payment of Performance-Based RSUs (RSUs)	—	—	—	9,914,857
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	3,643,477	3,643,477	—	3,643,477
Continued Vesting of Deferred Incentive Awards				
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	—	8,007,495	8,007,495	—
Continued Vesting and Payment of Performance-Based RSUs (RSUs)	4,894,673	4,894,673	4,894,673	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	—	—	3,643,477	—
Additional Benefits				
Current Year Incentive Compensation	—	—	4,489,500	4,068,768
Pension Benefit	—	—	—	55,500
Health & Welfare Benefit	6,668	—	8,683	25,802
Other Benefits	66,667	—	—	—
Outplacement	—	—	25,000	25,000
Total Value	16,618,980	16,545,645	21,607,290	31,665,601

Jeff D. Conway	Death[1][3]	Disability[1][4]	Involuntary Termination without Cause[1][5]	Termination in Connection with Change of Control[6]
Cash Severance	$ —	$ —	$ 675,000	$1,702,798
Accelerated Vesting of Deferred Incentive Awards				
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	2,353,267	—	—	865,446
Accelerated Vesting and Payment of Performance-Based RSUs (RSUs)	—	—	—	6,083,881
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	64,137	64,137	—	64,137
Continued Vesting of Deferred Incentive Awards				
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	—	2,353,267	2,353,267	—
Continued Vesting and Payment of Performance-Based RSUs (RSUs)	3,821,159	3,821,159	3,821,159	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	—	—	64,137	—
Additional Benefits				
Current Year Incentive Compensation	—	—	1,338,125	401,399
Pension Benefit	—	—	—	406,496
Unvested Pension Benefits	—	—	—	3,438,264
Health & Welfare Benefit	12,690	—	20,324	27,099
Other Benefits	360,975	269,303	269,303	460,730
Outplacement	—	—	25,000	25,000
Total Value	6,612,228	6,507,866	8,566,315	13,475,250

Karen C. Keenan	Retirement[1][2]	Death[1][3]	Disability[1][4]	Involuntary Termination without Cause[1][5]	Termination in Connection with Change of Control[6]
Cash Severance	$ —	$ —	$ —	$ 406,731	$3,045,995
Accelerated Vesting of Deferred Incentive Awards					
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	—	1,822,660	—	—	1,822,660
Accelerated Vesting and Payment of Performance-Based RSUs (RSUs)	—	—	—	—	3,998,277
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	—	1,875,386	1,875,386	—	1,875,386
Continued Vesting of Deferred Incentive Awards					
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	1,822,660	—	1,822,660	1,822,660	—
Continued Vesting and Payment of Performance-Based RSUs (RSUs)	2,232,237	3,485,437	3,485,437	3,485,437	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	1,875,386	—	—	1,875,386	—
Additional Benefits					
Current Year Incentive Compensation	—	—	—	2,110,500	1,904,398
Pension Benefit	—	—	—	—	33,000
Health & Welfare Benefit	—	11,134	—	12,342	27,310
Other Benefits	—	37,500	—	—	—
Outplacement	—	—	—	25,000	25,000
Total Value	5,930,283	7,232,117	7,183,483	9,738,056	12,732,026

(1) The DSAs, unearned performance-based RSUs and DVAs shown in the columns for Retirement, Death, Disability and Involuntary Termination without Cause are valued as follows:
  - *DSAs:* Represents the value of DSAs and performance-based RSUs with known performance as of December 31, 2018 based on the closing share price of our common stock on the NYSE on December 31, 2018 ($63.07).
  - *Performance–based RSUs:* Represents the estimated value of unearned performance-based RSUs granted in 2017 and 2018 based on Company ROE performance through December 31, 2018 and assumes Company ROE performance at 100% of target for future years based on the closing share price of our common stock on the NYSE on December 31, 2018 ($63.07). The percent at which these awards will actually be earned will be determined at the end of the three-year performance period.
  - *DVAs:* Represents the value of outstanding DVAs as of December 31, 2018.

  All outstanding DSAs, performance-based RSUs and DVAs include restrictive covenants concerning non-competition for 12 months following termination, non-solicitation for a period of six months following termination, and ongoing obligations of confidentiality and non-disparagement.
(2) Retirement: For purposes of the deferred incentive awards, a qualifying retirement requires attainment of age 55 and completion of 5 years of service at State Street.
  - *Deferred incentive awards:* Service-based restrictions lapse on outstanding DSAs, unearned performance-based RSUs with qualifying retirement provisions and outstanding DVAs. These awards all continue to vest according to their original terms. Unearned performance-based RSUs without qualifying retirement provisions, including the special recognition award granted to Ms. Keenan on February 26, 2018, are forfeited.
(3) Death:
  - *Deferred incentive awards:* Service-based restrictions lapse on outstanding DSAs, unearned performance-based RSUs and outstanding DVAs. The vesting of DSAs and DVAs accelerates upon death, while unearned performance-based RSUs continue to vest according to their original terms.
  - *Health & Welfare benefit:* State Street will bear the full cost of health and welfare insurance for the NEO's spouse/ domestic partner and/ or dependents for a one-year period if the NEO and family were participating in State Street's health and welfare plans at the time of death.
  - *Other benefits:* State Street pays salary continuation of one month's base pay to the spouse/ domestic partner or the deceased NEO's estate. Also includes estimated tax equalization payments to be made for awards granted to Mr. Conway during his international assignment for which host country taxes are due and exceed his estimated home country taxes.
(4) Termination due to Disability:
  - *Deferred incentive awards:* Service-based restrictions lapse on outstanding DSAs, unearned performance-based RSUs and outstanding DVAs. Vesting is accelerated for DVAs on disability while DSAs and performance-based RSUs continue to vest according to their original terms.
  - *Other benefits:* Estimated tax equalization payments to be made for awards granted to Mr. Conway during his international assignment for which host country taxes are due and exceed his estimated home country taxes.
(5) Involuntary Termination without Cause: Our NEOs are covered by State Street's U.S. severance plan that provides benefits to all eligible U.S. employees upon specified involuntary separations from service due to an organizational change, such as a reduction in force. Employees are required to execute a separation agreement and release acceptable to State Street in order to receive benefits under the plan. Amounts above assume a qualifying termination of employment on December 31, 2018. For these purposes, the severance amounts are not discounted for payment over time and health and welfare benefits are valued at 2018 rates.

- *Cash Severance:* The severance plan provides for a cash payment amount equal to a specified number of weeks of base salary, up to a maximum, based on employment title. These severance benefits are subject to the employee's compliance with restrictive covenants that are determined at the time of separation, but typically include non-solicitation for a period of six months following termination and an ongoing obligation of confidentiality and non-disparagement. For all eligible employees who hold an Executive Vice President title, including our NEOs, the plan provides for a severance period of 26 weeks of base salary, which includes fixed allowances if applicable, plus three weeks of base salary per completed year of service up to a maximum of 78 weeks of base salary.
- *Deferred incentive awards:* Service-based restrictions lapse on outstanding DSAs, performance-based RSUs and DVAs. These awards all continue to vest according to their original terms.
- *Current Year Incentive Compensation:* Employees, including our NEOs, are also eligible to receive an additional lump sum cash severance payment equal to 25% of the employee's prior year incentive compensation award for a termination occurring between July 1 and September 30 and equal to 50% of the employee's prior year incentive compensation award for a termination occurring between October 1 and the date of payment of the current year's incentive compensation award. As a result, the tables above include an amount equal to 50% of the NEO's prior year incentive compensation award, based on the assumed December 31, 2018 termination date.
- *Health & Welfare benefit:* The plan provides for continued participation in State Street's health and welfare benefit plan for the severance period at active employee rates and with continued coverage after the severance period, paid in full by the employee, subject to timely enrollment in COBRA.
- *Other benefits:* Estimated tax equalization payments to be made for awards granted to Mr. Conway during his international assignment for which host country taxes are due and exceed his estimated home country taxes.
- *Outplacement:* Personal outplacement services by a third-party provider.

(6) Termination in Connection with Change of Control: Calculations assume a change of control occurred on December 31, 2018 and a qualifying termination of employment entitling the NEO to the specified benefits occurred on that date (double–trigger mechanism). For a detailed description of payments and benefits under a termination in connection with change of control refer to the "Change of Control" section below.

- *Cash Severance:* A lump sum payment equal to two times the sum of base salary and the prior year's cash incentive (immediate cash and DVAs), subject to a maximum of $10 million. Severance is reduced in the event that reducing parachute payments to the 280G safe harbor level would result in a higher after-tax payment. Assuming a change of control occurred on December 31, 2018, only Ms. Keenan would have a severance reduction upon a qualifying termination of employment.
- *DSAs:* Service-based restrictions lapse on outstanding DSAs and vesting is accelerated. The value of DSAs is based on the closing share price of our common stock on the NYSE on December 31, 2018 ($63.07).
- *Performance-based RSUs:* Service-based restrictions lapse on performance-based RSUs and vesting is accelerated. The estimated value of performance-based RSUs is calculated as follows:
    - i) Performance-based RSUs granted in 2016 with a three-year performance period is based on actual Company ROE performance for 2016 and 2017 and 100% of target for 2018.
    - ii) Performance-based RSUs granted in 2016 to Mr. Aboaf in connection with his commencement of employment at State Street, with a two-year performance period is based on actual Company ROE performance for 2017 and 100% of target for 2018.
    - iii) Performance-based RSUs granted in 2017 is based on actual Company ROE performance for 2017 and 100% of target for 2018 and 2019.
    - iv) Performance-based RSUs granted in 2018 is based on 100% of target for 2018, 2019 and 2020.

Performance-based RSUs granted in 2016, 2017 and 2018 are valued using an "adjusted fair market value" ($74.06), which is the highest average of the reported daily high and low prices per share of our common stock on the NYSE during the sixty (60)-day period prior to the first date of actual knowledge by the Board of the circumstances that resulted in a change in control, which is assumed to be December 31, 2018.

- *DVAs:* Service-based restrictions lapse on outstanding DVAs and vesting is accelerated.
- *Current Year Incentive Compensation:* The prior year's cash incentive award (immediate cash and DVA) paid to each NEO in February 2018 for the 2017 performance year.
- *Pension benefit:* A lump sum payment equal to two times State Street's annual contributions to the defined contribution retirement plans applicable to the NEO. Mr. Conway also receives an additional ESRP-DB value for two years of aging captured in an early retirement subsidy.
- *Unvested pension benefit:* The enhancement to any pension benefit otherwise owed to an executive would be paid as a lump sum (ESRP-DB and ESRP-DC).
- *Health & Welfare benefit:* Continued employee health and welfare benefits for two years after the date of termination.
- *Other benefits:* Represents the estimated tax equalization payment to be made for awards granted to Mr. Conway during his international assignment for which host country taxes are due and exceed his estimated home country taxes.
- *Outplacement:* Personal outplacement services by a third-party provider.

The change of control agreements include restrictive covenants concerning non-solicitation for a period of 18 months following termination, and ongoing obligations of confidentiality, cooperation and non-disparagement.

Change of Control

On December 13, 2018, State Street entered into amended and restated change-of-control agreements with each of our NEOs. The agreements become effective upon a change of control of State Street or upon a termination of employment arising in connection with or in anticipation of such change of control. A change of control is defined to include:

- The acquisition of 25% or more of our outstanding stock;

- The failure of incumbent directors (or their designated successors) to constitute a majority of the Board of Directors;

- A reorganization, merger, consolidation, sale or other disposition of all or substantially all of our assets in which State Street shareholders do not retain a majority of the voting power of the surviving or successor corporation and incumbent directors do not constitute a majority of the Board; or

- Approval by shareholders of a complete liquidation or dissolution of the Company.

The amended and restated agreements provide for reduced payments that are calculated based on the prior year's actual cash incentive compensation award, rather than the amount of the target bonus provided under the SEAIP as provided under the prior agreements. The amended and restated agreements otherwise provide substantially the same terms and conditions as the prior agreements. Each agreement has a two-year term that is extended for an additional year at the end of each year, unless State Street gives notice of nonrenewal with at least 60 days' advance notice.

Each change-of-control agreement provides for two years of continued employment after a change of control on terms commensurate with those previously in effect, including base salary at an unreduced rate and minimum incentive compensation set at the prior year's cash incentive (immediate cash and DVAs). Each agreement also provides for two years of continued participation in savings, health and welfare benefit, fringe benefit and retirement plans, and payment of legal fees in connection with the enforcement of the NEO's rights under the agreement.

The amended and restated agreements also provide our NEOs with the payment of accrued salary and benefits, including a pro-rated incentive compensation amount based on the prior year's cash incentive (immediate cash and DVAs), upon death or termination due to disability during the employment period following a change of control, and for additional severance benefits as summarized below upon the cessation of employment under a double-trigger mechanism. This mechanism requires the occurrence of both a change of control and either the termination of employment without cause or by the NEO for good reason during the two-year period.

The severance benefits provided include: (1) a lump sum payment equal to two times the sum of base salary and the prior year's cash incentive (immediate cash and DVAs), subject to a maximum of $10 million; (2) a lump sum payment equal to two times State Street's contributions to the defined contribution retirement plans applicable to the NEO; (3) in the case of NEOs who are eligible to participate in State Street's frozen qualified and supplemental defined benefit plans, a lump sum payment equal to the actuarial value of the incremental benefit that the NEO would have received under such plans had he or she remained employed for two years after the date of termination; (4) continued employee health and welfare benefits for two years after the date of termination; (5) outplacement services; and (6) to the extent not already vested, immediate vesting in benefits under the ESRP.

Each change-of-control agreement provides that, in the event change-of-control benefits would exceed 110% of the maximum amount that the NEO can receive without any of the payments being subject to the excise tax imposed under Section 4999 of the Internal Revenue Code (the golden parachute excise tax), then the value of such benefits shall be either (i) subject to a cutback or (ii) delivered in full, whichever of the foregoing provides the executive the greatest benefit on an after-tax basis (with the NEO required to pay the golden parachute excise tax). If benefits are below the 110% threshold, the NEO would be subject to an automatic cutback to the extent necessary to assure that the change-of-control benefits are not subject to the golden parachute excise tax.

State Street's DVAs, DSAs and performance-based RSUs also provide for accelerated vesting under a double-trigger mechanism. On or prior to the first anniversary of a change of control, vesting is accelerated following either a termination of employment without cause or by the NEO for good reason. Performance-based RSUs convert into State Street common stock at the following rates in the case of a change of control occurring prior to the end of the three-year performance period: (i) 100% in the case of a change of control in the first year, (ii) in the second year, at the rate obtained by averaging the actual results for the first year and 100% for each of the second and third years and (iii) in the third year, at the rate obtained by averaging the actual results for each of the first two years and 100% for the third year. In the case of a two-year performance period: (i) 100% in the case of a change of control in the first year and (ii) in the second year, at the rate obtained by averaging the actual results for the first year and 100% for the second year.

Estimated Payments upon Termination

Mr. Hooley retired as our Chief Executive Officer on December 31, 2018. Mr. Hooley's outstanding deferred incentive awards will continue to vest according to their original terms because he had attained age 55 and completed 5 years of service. As of December 31, 2018, and based on the closing stock price of our common stock on the NYSE on that date ($63.07), for the DSAs and performance-based RSUs, Mr. Hooley had: outstanding DVAs worth $2,654,343; 242,368 outstanding DSAs and performance-based RSUs with known performance as of December 31, 2018 worth $15,286,149; and 149,410 performance-based RSUs worth $9,423,289 based on actual Company ROE performance through December 31, 2018 and assuming Company ROE performance at 100% of target for future years. For his service as State Street's Chief Executive Officer during 2018, and as described above under the heading "Compensation Discussion and Analysis—Individual Performance Compensation Decisions", in March 2019 Mr. Hooley was awarded $8,717,600 of incentive compensation in the form of immediate cash and deferred incentive awards, which included: $871,741 in immediate cash; $1,045,859 in DVAs; $2,720,000 in DSAs; and $4,080,000 in performance-based RSUs. The final value of all outstanding performance-based RSUs will not be determined until after the conclusion of each applicable performance period. Given Mr. Hooley was early retirement eligible and a participant in State Street's medical plan at the time of his retirement, he is entitled to receive medical coverage until the age of 65 under State Street's health and welfare benefit program, as well as fixed cost sharing (health and welfare benefit) subsidies which require attainment of age 47 and 7 years of service at State Street as of December 31, 2007. The present value of Mr. Hooley's retiree medical benefits was $39,171 as of December 31, 2018. Mr. Hooley did not receive severance or other retirement enhancements.

Mr. Conway is leaving State Street on or before June 1, 2019. In connection with his departure, State Street entered into a transition and separation agreement providing for: salary continuation for a period of 78 weeks, with a value of $675,000; subsidized benefits continuation and medical coverage during the salary continuation period, with an estimated value of $20,324 as of December 31, 2018; outplacement services with a value of approximately $25,000; and a lump sum payment of $3 million dollars to be made in December 2020. The lump sum payment is consideration for Mr. Conway agreeing to refrain from providing services to certain key competitors for an 18-month period following his termination of employment and all of the payments and benefits provided under the agreement are conditioned on his keeping that promise, as well as ongoing obligations of confidentiality and non-disparagement, and non-solicitation for a period of 18 months following his termination. In addition, Mr. Conway's outstanding deferred incentive awards, including the DVAs, DSAs and performance-based RSUs awarded to him in March 2019 for his performance during 2018, will continue to vest according to their original terms. He will also continue to be eligible for tax equalization payments to be made in respect of awards granted during his international assignment for which host country taxes are due and exceed his estimated home country taxes. These tax equalization payments had an estimated value of $269,303 as of December 31, 2018. Mr. Conway will not receive incentive compensation awards for his service during 2019.

ITEM 2 – APPROVAL OF ADVISORY PROPOSAL ON EXECUTIVE COMPENSATION

The Board of Directors unanimously recommends that you vote
FOR
this proposal (Item 2 on your proxy card)

The Board of Directors recommends that shareholders approve the advisory proposal on executive compensation set forth below. Unless contrary instructions are given, shares represented by proxies solicited by the Board will be voted for the approval of this advisory proposal. We believe that shareholder feedback on executive compensation is important and have provided shareholders the opportunity to vote annually on an advisory executive compensation proposal since 2009. Over the past several years shareholders have consistently approved the "say-on-pay" vote, and in 2018, over 95% of the votes cast supported the proposal.

State Street develops and implements a compensation program for our NEOs and other executive officers which aims to:

- attract, retain and motivate superior executives

- reward those executives for meeting or exceeding annual and long-term financial and strategic objectives

- drive long-term shareholder value and financial stability

- align incentive compensation with the risks and performance results experienced by our shareholders through the use of significant levels of deferred equity-based compensation

- provide equal pay for work of equal value

- achieve the preceding goals in a manner aligned with sound risk management and our corporate values

For each NEO, the Compensation Committee determines the appropriate level of total compensation for the year. This determination is based on a subjective evaluation of many factors, including corporate performance, individual performance and market, regulatory and shareholder considerations. Along with the "say-on-pay" advisory proposal, we also engage several of our largest shareholders to receive their specific perspectives on our compensation programs and governance practices. For 2018, we engaged or requested engagement with shareholders representing more than 40% of our outstanding common stock. Based on these discussions, we believe our shareholders, in general, support our executive compensation program, and therefore, we continued many of the elements of our program, such as maintaining a high level of equity and deferral for incentive compensation awards as well as emphasizing pay for performance and alignment with shareholder interests. Our compensation practices for NEOs, including the complete framework used by the Compensation Committee in evaluating and making 2018 compensation decisions, are described above under the heading "Compensation Discussion and Analysis."

The advisory proposal is provided in accordance with Section 14A of the Securities Exchange Act of 1934, or the Exchange Act, and is non-binding. The outcome of this advisory proposal does not overrule any decision by, create or imply any change to the fiduciary duties of, or create or imply any additional fiduciary duties for State Street or the Board of Directors (or any of its committees). Though the vote is non-binding, the Compensation Committee will take into account the outcome of the vote on this advisory proposal when considering future executive compensation arrangements.

The text of the proposal presented for your approval is as follows:

VOTED: That the compensation of State Street's executives, as disclosed pursuant to the SEC's compensation disclosure rules, as set forth in this proxy statement under the heading "Executive Compensation," including the Compensation Discussion and Analysis, the compensation tables and related material, is approved; provided, that, this resolution shall not be binding on State Street's Board of Directors or any of its committees and may not be construed as overruling any decision by the Board of Directors or any of its committees.

EXAMINING AND AUDIT COMMITTEE MATTERS

Examining and Audit Committee Pre-Approval Policies and Procedures

State Street's Examining and Audit Committee has established pre-approval policies and procedures applicable to all services provided by State Street's independent registered public accounting firm, pursuant to which the Examining and Audit Committee reviewed for approval each particular service expected to be provided. In connection with that review, the Examining and Audit Committee is provided with detailed information so that it can make well-reasoned assessments of the impact of the services on the independence of the independent auditor. Pre-approvals could include pre-approved cost levels or budgeted amounts or a range of cost levels or budgeted amounts. Pre-approval is also required for substantive changes in terms, conditions and fee arrangements resulting from changes in the scope, structure or other items. The pre-approvals include services in categories of audit services, audit-related services, tax services and other services (services permissible under the SEC's auditor independence rules). The services shown in the table below were approved by the Examining and Audit Committee in accordance with these pre-approval policies and procedures.

Audit and Non-Audit Fees

Ernst & Young LLP was State Street's independent registered public accounting firm for each of the fiscal years ended December 31, 2018 and December 31, 2017. Fees incurred by State Street and its subsidiaries for professional services rendered by Ernst & Young LLP with respect to 2018 and 2017 were as follows:

Description (In millions)	2018	2017
Audit Fees	$16.2	$16.2
Audit-Related Fees	14.8	15.4
Tax Fees	5.3	7.8
All Other Fees	0.0	0.0

Services provided under Audit Fees primarily included statutory and financial statement audits, the requirement to opine on the design and operating effectiveness of internal controls over financial reporting and accounting consultations billed as audit services. Services provided under Audit-Related Fees consisted principally of reports on the processing of transactions by servicing organizations, non-statutory audits and due diligence procedures. Services provided under Tax Fees consisted principally of compliance and corporate tax advisory services.

In addition to the services described above, Ernst & Young LLP provides audit and tax compliance services to certain mutual funds, exchange-traded funds, or ETFs, and foreign-based private investment funds for which State Street is the sponsor and investment adviser or manager. The mutual funds and ETFs have boards of directors or similar bodies that make their own determinations as to selection of the funds' audit firms and approval of any fees paid to such firms. In the case of certain foreign-based private investment funds, State Street participates in the selection of the audit firm to provide the audit and tax compliance services. All of the fees for such services are paid by the mutual funds, ETFs and foreign-based private investment funds—not by State Street—and are not included in the table above.

Report of the Examining and Audit Committee

The Examining and Audit Committee, referred to in this report as the Committee, consists entirely of members who meet the independence requirements of the listing standards of the NYSE and the rules and regulations of the SEC, as determined by the Board of Directors. Further, all of the members of the Committee are financially literate, based upon their education and experience, as such qualification under the listing standards of the NYSE is interpreted by the Board. The Board has determined, based upon education and experience as a principal accounting or financial officer or public accountant, or experience actively supervising a principal accounting or financial officer or public accountant, that each member of the Committee satisfies the definition of "audit committee financial expert," as set out in the rules and regulations under the Exchange Act, and have accounting or related financial management expertise, as such qualification under the listing standards of the NYSE is interpreted by the Board. The Committee furnishes the following report:

On behalf of State Street's Board of Directors, the Committee oversees the operation of a system of internal controls designed to ensure the integrity of State Street's financial statements and reports, compliance with laws, regulations and corporate policies and the qualifications, performance and independence of State Street's independent registered public accounting firm. Additionally, the Committee oversees the Company's efforts to promote and advance a culture of compliance and ethical business practices including the Company's efforts to identify, manage and eliminate material conduct and reputational issues. It is management's responsibility to prepare State Street's consolidated financial statements and establish and maintain internal controls over financial reporting. The role of the independent registered public accountant is to independently audit the consolidated financial statements and effectiveness of internal controls over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board or PCAOB.

Consistent with this oversight responsibility, the Committee has reviewed and discussed with management the audited consolidated financial statements for the year ended December 31, 2018 and their assessment of internal controls over financial reporting as of December 31, 2018. Ernst & Young LLP, State Street's independent registered public accounting firm, issued their unqualified report on State Street's consolidated financial statements and the design and operating effectiveness of State Street's internal controls over financial reporting.

The Committee has discussed with Ernst & Young the matters required to be discussed by AS 1301, "*Communications with Audit Committees*," issued by the PCAOB. The Committee has also received the written disclosures and the letter from Ernst & Young LLP required by PCAOB Ethics and Independence Rule 3526, *"Communication with Audit Committees Concerning Independence"* and has conducted a discussion with Ernst & Young LLP relative to its independence. The Committee has considered whether Ernst & Young LLP's provision of non-audit services is compatible with its independence.

Based on these reviews and discussions, the Committee recommended to the Board of Directors that State Street's audited consolidated financial statements for the year ended December 31, 2018, be included in State Street's annual report for the fiscal year then ended.

Submitted by,

William C. Freda, Chair
Patrick de Saint-Aignan
Lynn A. Dugle
Richard P. Sergel

ITEM 3 – RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

> **The Board of Directors unanimously recommends that you vote**
> **FOR**
> **this proposal (Item 3 on your proxy card)**

The Board of Directors recommends that shareholders approve the ratification of the selection of the independent registered public accounting firm described below. The Examining and Audit Committee has appointed Ernst & Young LLP as State Street's independent registered public accounting firm for the year ending December 31, 2019. Ernst & Young LLP has acted as our independent auditor since 1972.

The Examining and Audit Committee has direct responsibility for the appointment, compensation, retention, evaluation and oversight of the work of our independent registered public accounting firm, including the sole authority for the establishment of pre-approval policies and procedures for all audit and non-audit engagements. The Examining and Audit Committee also oversees the integrity of our financial statements and reports and the qualifications, performance and independence of State Street's independent registered public accounting firm.

The Examining and Audit Committee annually assesses the appointment of the independent registered public accounting firm and considers among other factors:

- If the retention of the registered public accounting firm is in the best interests of State Street and its shareholders

- The results of an annual survey prepared by management on the performance of the independent registered public accounting firm

- The technical expertise, experience and knowledge level of the independent registered public accounting firm

- The recent performance of the independent registered public accounting firm and lead partner, including quality of communication, competence and responsiveness

- The independence of the independent registered public accounting firm

- Known legal risks and significant proceedings of the independent registered accounting firm

- The fees incurred by State Street for the services rendered by the independent registered accounting firm

In accordance with SEC rules and Ernst & Young LLP policies, the lead audit partner must be rotated at least every five years. The Examining and Audit Committee and the Committee Chair are involved in the selection of the lead engagement partner pursuant to the rotation requirement. The Examining and Audit Committee and the Board of Directors believe that the continued retention of Ernst & Young LLP as our independent registered public accounting firm, together with the lead partner rotation process, is in the best interest of State Street and its shareholders. For more information, see the discussion in this proxy statement under the heading "Examining and Audit Committee Matters."

We have been advised by Ernst & Young LLP that it is a registered public accounting firm with the PCAOB and complies with the auditing, quality control and independence standards and rules of that Board and the SEC.

Representatives of Ernst & Young LLP will be present at the annual meeting to respond to appropriate questions, and they will have the opportunity to make a statement if they desire. While shareholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm is not required, the Board of Directors is submitting the selection of Ernst & Young LLP to the shareholders for ratification to learn the opinion of shareholders on the selection. Should the selection of Ernst & Young LLP not be ratified by the shareholders, the Examining and Audit Committee will reconsider the matter. Even in the event the selection of Ernst & Young LLP is ratified, the Examining and Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if in its view such a change is in the best interests of State Street and its shareholders.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Questions and Answers About Voting

Why am I receiving these materials?

State Street's Board of Directors is soliciting your vote by proxy at the 2019 annual meeting of shareholders. This proxy statement includes information that we are required to provide to you under the rules of the SEC and is designed to assist you in voting your shares.

Can I access State Street's proxy materials and annual report electronically?

This proxy statement and our annual report, including our audited consolidated financial statements for the year ended December 31, 2018, are available to our shareholders on the Internet. On April 5, 2019, we mailed to our U.S. shareholders as of March 8, 2019, the record date for the annual meeting, a notice containing instructions on how to access these proxy materials online and how to vote. Also on April 5, 2019, we began mailing printed copies of these proxy materials to shareholders that have requested printed copies and to shareholders outside the United States. If you received a notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you request a copy. Instead, the notice instructs you on how to access and review online all of the important information contained in the proxy statement and annual report. The notice also instructs you on how you may submit your vote over the Internet. If you received a notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the notice.

How do I request a printed copy of the proxy materials?

To request a printed copy of the proxy statement, annual report and form of proxy relating to this shareholder meeting or future shareholder meetings, visit *www.proxyvote.com*, call 1-800-579-1639 or send an email to *sendmaterial@proxyvote.com*. You must have available the 16-digit control number from the notice described above.

Where is the meeting held?

The annual meeting will take place at State Street's headquarters at One Lincoln Street, 36th Floor, Boston, MA 02111.

What is the record date for the meeting?

Our Board of Directors has fixed the record date for the annual meeting as of the close of business on March 8, 2019.

How many votes can be cast by all shareholders?

As of the record date, 377,025,361 shares of our common stock were outstanding and entitled to be voted at the meeting. Each share of common stock is entitled to one vote on each matter.

How do I vote?

If your shares are registered in your name, you may vote in person at the annual meeting or by proxy without attending the meeting. Registered shareholders may also vote by telephone or on the Internet by following the instructions included with your proxy card or the notice we mailed to you on April 5, 2019. In addition, if you received a printed proxy card, you may mark, sign, date and mail the proxy card you received from State Street in the postage-paid return envelope. If you vote in accordance with any of the available methods, your shares will be voted at the meeting pursuant to your instructions. If you sign and return the proxy card or vote by telephone or on the Internet but do not provide voting instructions on some or all of the proposals, your shares will be voted by the persons named in the proxy card on all uninstructed proposals in accordance with the recommendations of the Board of Directors given below.

If your shares are held in "street name" by a broker, bank or other nominee, that person, as the record holder of your shares, is required to vote your shares according to your instructions. Your bank, broker or other nominee will send you directions on how to vote those shares, which may include the ability to instruct the voting of your shares by telephone or on the Internet.

If your shares are held by a broker, bank or other nominee and you wish to vote in person at the meeting, you must obtain from the record holder, and bring with you to the meeting, a legal proxy from the record holder issued in your name. Please note that this legal proxy from the record holder is in addition to the picture identification and proof of beneficial ownership required for your admission into the meeting.

What are the Board's recommendations on how to vote my shares?

The Board of Directors recommends a vote:

- Item 1 – **FOR** election of the 12 nominees named herein as directors (page 15)

- Item 2 – **FOR** approval of the advisory proposal on executive compensation (page 72)

- Item 3 – **FOR** ratification of the selection of the independent registered public accounting firm (page 75)

Additionally, if other matters are presented at the annual meeting, the persons named in the proxy card as proxy holders are authorized to vote on the additional matters as they determine.

Who pays the cost for soliciting proxies by State Street?

State Street will pay the cost for the solicitation of proxies by the Board. The solicitation of proxies will be made primarily by mail and electronic means. State Street has retained Georgeson Inc. to aid in the solicitation of proxies for a fee of $19,500, plus expenses. Proxies may also be solicited by employees of State Street and its subsidiaries personally, or by mail, telephone, fax or e-mail, without any remuneration to such employees other than their regular compensation. State Street will reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to their principals to obtain authorization for the execution of proxies.

What is householding?

Some banks, brokers and other nominee record holders may be "householding" our proxy statements, annual reports and related materials. "Householding" means that only one copy of these documents may have been sent to multiple shareholders in one household. If you would like to receive your own set of State Street's proxy statements, annual reports and related materials, or if you share an address with another State Street shareholder and together both of you would like to receive only a single set of these documents, please contact your bank, broker or other nominee.

May I change my vote?

If you are a registered shareholder, you may change your vote or revoke your proxy at any time before it is voted by notifying the Secretary in writing, by returning a signed proxy with a later date, by submitting an electronic proxy as of a later date or by attending the meeting and voting in person. If your shares are held in "street name," you must contact your bank, broker or other nominee for instructions on changing your vote.

What constitutes a quorum?

A majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. A share once represented for any purpose at the annual meeting will be deemed present for determination of a quorum for the entire meeting and for any adjournment of the meeting; unless (1) a shareholder attends solely to object to lack of notice, defective notice or the conduct of the meeting on other grounds and the shareholder does not vote the shares or otherwise consent that they are to be deemed present or (2) in the case of an adjournment, a new record date is set for that adjourned meeting.

What vote is required to approve each item?

Since it is an uncontested election of directors at the annual meeting, a nominee for director will be elected to the Board of Directors if the votes cast "for" the nominee's election exceed the votes cast "against" the nominee's election (Item 1). If the votes cast "against" the nominee's election exceed the votes cast "for" the nominee's election, the nominee will not be elected to the Board of Directors. However, under Massachusetts law, if a nominee that is an incumbent director is not elected to the Board of Directors, that incumbent director will "hold over" in office as a director until his or her successor is elected or until there is a decrease in the number of directors. Under our Corporate Governance Guidelines, in an uncontested election of directors, any incumbent director who does not receive more votes cast "for" his or her election than votes cast "against" his or her election will submit to the Board a letter of resignation for consideration by the Nominating and Corporate Governance Committee. After consideration, that Committee would make a recommendation to the Board on action to be taken regarding the resignation. No such tendered resignation will be deemed effective unless and until it is accepted by action of the Board.

The actions concerning the advisory proposal on executive compensation (Item 2) and the ratification of the selection of the independent registered public accounting firm (Item 3) will be approved if the votes cast "for" the action exceed the votes cast "against" the action. Items 2 and 3 are non-binding proposals.

How is the vote counted?

Votes cast by proxy or in person at the annual meeting will be counted by the persons appointed by State Street to act as tellers for the meeting.

"Abstentions" and "broker non-votes" are not counted as votes with respect to any of the items to be voted on at the annual meeting.

Stock exchange rules permit a broker to vote shares held in a brokerage account on "routine" proposals if the broker does not receive voting instructions from you. Stock exchange and SEC rules, however, prohibit brokers from voting uninstructed shares in the election of directors and executive compensation matters. Accordingly, of the matters to be voted on at the annual meeting, we believe the only "routine" proposal is the ratification of the selection of the independent registered public accounting firm (Item 3).

What happens if the meeting is postponed or adjourned?

Your proxy may be voted at the postponed or adjourned meeting. You will still be able to change your proxy until it is voted.

What are my rights as a participant in the Salary Savings Program?

As part of its employee benefits program, State Street maintains a 401(k) plan called the Salary Savings Program, or SSP. If you participate in the SSP and have invested part or all of your account in the Employee Stock Ownership Plan fund, you are considered a named fiduciary and may direct the voting of the State Street Corporation common stock allocated to your account as of the record date.

You may give direction on the Internet, by telephone or by mail. If you do not provide timely direction as to how to vote your allocated share, your allocated share will be voted on the same proportional basis as the shares that are directed by other participants. If a matter arises at the meeting, or such other time as affords no practical means for securing participant direction, the trustee will follow the direction of the Committee designated by the Plan Sponsor, or its designee. Voting of your allocated share will occur as described above unless the trustee or plan administrator (or its designee), as applicable, determines that doing so would result in a breach of its fiduciary duty.

You must direct your vote in advance of the annual meeting so that the trustee, the registered owner of all of the shares held in the SSP, can vote in a timely manner. Regardless of what method you use to direct the trustee, the trustee must receive your direction no later than 11:59 p.m. Eastern Time on May 13, 2019 for your direction to be counted. Your direction will be held in confidence by the trustee. You may not provide this direction at the annual meeting. You may change your direction to the trustee by timely submitting a new direction. The last direction the trustee receives by 11:59 p.m. Eastern Time on May 13, 2019, will be the only one counted. If your direction by mail is received on the same day as the one received electronically, the electronic direction will be followed.

The trustee is providing the annual report, the notice of annual meeting and the proxy statement electronically to SSP participants with State Street stock in the SSP who are active employees and have a State Street-provided e-mail account and Internet access. Instead of receiving these materials in paper form mailed to your home, you will have on-line access to these materials over the Internet, thus expediting the delivery of materials and reducing printing and mailing costs. An e-mail will be sent to all such participants with detailed instructions to access materials and give your direction to the trustee. You may request that paper copies be sent to you, thereby permitting you to send in your direction by mail if you prefer that method. All other participants will receive their materials in the mail.

Other Matters

The Board of Directors does not know of any other matters that may be presented for action at the annual meeting. Under our by-laws, the deadline for shareholders to notify us of any proposals or director nominations to be presented for action at the 2019 annual meeting has passed. Should any other business properly come before the meeting, the persons named on the enclosed proxy will, as stated therein, have discretionary authority to vote the shares represented by such proxies in accordance with their best judgment. See the discussion in this proxy statement under the heading "General Information About the Meeting—Questions and Answers About Voting."

Proposals and Nominations by Shareholders

Shareholders who wish to present proposals for inclusion in State Street's proxy materials for the 2020 annual meeting of shareholders may do so by following the procedures prescribed in Rule 14a-8 under the Exchange Act and State Street's by-laws. To be eligible for inclusion in State Street's proxy materials, the shareholder proposals must be received by the Secretary on or before December 7, 2019.

State Street's proxy access provision permits a shareholder, or a group of up to 20 shareholders, to include director nominees in State Street's proxy materials; provided that: (1) the nominating shareholder(s) own a number of shares representing 3% or more of the total voting power of State Street's outstanding shares of capital stock entitled to vote on the election of directors; (2) the nominating shareholder(s) have owned that number of shares continuously for at least 3 years; and (3) the nominating shareholder(s) and their director nominee(s) satisfy the requirements of Article I, Section 7(c) of the by-laws, including its requirement of timely written notice. To be timely, a proxy access notice with respect to the 2020 annual meeting must be delivered to the Secretary no earlier than December 17, 2019 and no later than January 16, 2020 unless the date of the 2020 annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the 2019 annual meeting, in which event Article I, Section 7(c) of the by-laws provides different notice requirements.

Under State Street's by-laws, nominations for directors and proposals of business other than those to be included in State Street's proxy materials as described above may be made by shareholders entitled to vote at the meeting if notice is timely given, contains the information required by the by-laws and such business is within the purposes specified in our notice of meeting. Except as noted below, to be timely, a notice with respect to the 2020 annual meeting must be delivered to the Secretary no earlier than February 15, 2020 and no later than March 16, 2020 unless the date of the 2020 annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the 2019 annual meeting, in which event the by-laws provide different notice requirements.

State Street's by-laws specify requirements relating to the content of the notice that shareholders must provide to the Secretary, including a shareholder nomination for director, to be properly presented at a shareholder meeting.

Any proposal of business or nomination should be mailed to: Office of the Secretary, State Street Corporation, One Lincoln Street, Boston, Massachusetts 02111.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Owners

The table below sets forth the number of shares of common stock of State Street beneficially owned as of the close of business on December 31, 2018 by each person or entity known to State Street to beneficially own five percent or more of our outstanding common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Massachusetts Financial Services Company (MFS) 111 Huntington Avenue Boston, MA 02199	29,963,392[1]	7.9%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	27,075,321[2]	7.1%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	27,073,510[3]	7.1%

(1) This information is based solely on a Schedule 13G filed with the SEC on February 13, 2019 by Massachusetts Financial Services Company, in which it reported sole voting power of 26,242,014 shares and sole dispositive power of 29,963,392 shares.

(2) This information is based solely on a Schedule 13G filed with the SEC on February 6, 2019 by BlackRock, Inc., in which it reported sole voting power of 23,694,116 shares and sole dispositive power of 27,075,321 shares.

(3) This information is based solely on a Schedule 13G filed with the SEC on February 11, 2019 by The Vanguard Group, in which it reported sole voting power of 444,376 shares, shared voting power of 84,368 shares, sole dispositive power of 26,555,364 shares and shared dispositive power of 518,146 shares.

Management

The table below sets forth the number of shares of State Street common stock beneficially owned as of the close of business on March 5, 2019 by (1) each director, (2) the named executive officers as identified in the Summary Compensation Table on page 55 of this proxy statement and (3) all current directors and executive officers as a group. For this purpose, beneficial ownership is determined under the rules of the SEC. As of March 5, 2019, there were 377,025,361 shares of State Street common stock outstanding. On March 5, 2019, each executive officer and director listed below individually, and those individuals as a group, owned beneficially less than 1% of the outstanding shares of common stock.

Name	Amount and Nature of Beneficial Ownership[1]
Eric W. Aboaf	24,788
Kennett F. Burnes	71,165
Jeff D. Conway	24,604
Patrick de Saint-Aignan	25,138
Lynn A. Dugle	7,488
Amelia C. Fawcett	34,009
William C. Freda	9,341
Joseph L. Hooley	659,643[2]
Karen C. Keenan	30,885
Sara Mathew	2,055
William L. Meaney	2,090
Ronald P. O'Hanley	48,967
Sean O'Sullivan	3,905
Richard P. Sergel	54,529[3]
Gregory L. Summe	77,764
All current directors and executive officers, as a group (26 persons)	1,503,215[2][3]

(1) Information in this table includes shares that the individual or group has the right to acquire within 60 days of March 5, 2019. Also included are shares that have vested under the Executive Supplemental Retirement Plan and other deferred retirement benefits: Mr. Hooley, 20,979 and for all current directors and executive officers, including Mr. Hooley, 49,009. Shares granted to non-management directors vest immediately and are included in the total amounts above, and are not subject to a vesting schedule, even if deferred.
(2) Includes 2,800 shares to which Mr. Hooley has shared voting power and investment power.
(3) Includes 3,111 shares held by a family member.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires State Street's directors, executive officers and any beneficial owners of more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. State Street is not aware of any 10% beneficial owners. Based on State Street's review of the reports it has received and written representations from its directors and executive officers, State Street believes that all of its directors and officers complied with all Section 16(a) reporting requirements applicable to them with respect to transactions in 2018.

Appendix A

Excerpt from State Street's Corporate Governance Guidelines

The Board will have a majority of directors who meet the criteria for independence required by the New York Stock Exchange (NYSE) corporate governance standards. The Board has adopted the following guidelines to assist it in determining director independence in accordance with the NYSE standards. To be considered independent, the Board must determine, after review and recommendation by the Nominating and Corporate Governance Committee, that the director has no direct or indirect material relationship with the Company. The Board has established the following categorical guidelines to assist it in determining independence:

a. A director will not be independent if he or she does not satisfy any of the bright-line tests set forth in Section 303A.02 (b) of the NYSE Listed Company Manual.

b. The following commercial or charitable relationships will not be considered to be material relationships that would impair a director's independence: (i) if the State Street director or a member of such director's immediate family (as defined in Section 303A of the NYSE Listed Company Manual) is a director or owner of less than a 10% ownership interest of another company (including a tax-exempt organization) that does business with the Company; provided such State Street director is not involved in negotiating the transaction; (ii) if the State Street director or a member of such director's immediate family is a current employee, consultant or executive officer of another company (including a tax-exempt organization) that does business with the Company; provided that, (x) where the State Street director is an employee, consultant or executive officer of the other company, neither the director nor any of his or her immediate family members receives any special benefits as a result of the transaction and (y) the annual payments to, or payments from, the Company from, or to, the other company, for property or services in any completed fiscal year in the last three fiscal years are equal to or less than the greater of $1 million, or two percent of the consolidated gross annual revenues of the other company during the last completed fiscal year of the other company; and (iii) if the State Street director or member of such director's immediate family is a director, trustee, employee or executive officer of a tax-exempt organization that receives discretionary charitable contributions from the Company; provided such State Street director and his or her Immediate Family Members do not receive any special benefits as a result of the transaction; and further provided that, where the director or immediate family member is an executive officer of the tax-exempt organization, the amount of discretionary charitable contributions in any completed fiscal year in the last three fiscal years are not more than the greater of $1 million, or two percent of that organization's consolidated gross revenues in the last completed fiscal year of that organization (in applying this test, State Street's automatic matching of employee charitable contributions to a charitable organization will not be included in the amount of State Street's discretionary contributions).

c. The following commercial relationships will not be considered to be a material relationship that would impair a director's independence: lending relationships, deposit relationships or other banking relationships (such as depository, transfer, registrar, indenture trustee, trusts and estates, private banking, investment management, custodial, securities brokerage, cash management and similar services) between State Street and its subsidiaries, on the one hand, and a company with which the director or such director's immediate family member is affiliated by reason of being a director, employee, consultant, executive officer, general partner or an equity holder thereof, on the other, provided that: (i) such relationships are in the ordinary course of the Company's business and are on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons; (ii) with respect to a loan by the Company to such company or its subsidiaries, such loan has been made in compliance with applicable law, including Regulation O of the Board of Governors of the Federal Reserve and Section 13(k) of the Securities Exchange Act of 1934, such loan did not involve more than the normal risk of collectability or present other unfavorable features, and no event of default has occurred under the loan; and (iii) payments to the Company for property or services (including fees and interest on loans but not including principal repayments) from such company does not exceed the limit provided in (b)(ii) above.

If a relationship is described by the categorical guidelines contained in both paragraphs b. and c. above, it will not be considered to be a material relationship that would impair a director's independence if it satisfies all of the applicable requirements of either paragraph b. or c. For relationships not covered by the categorical guidelines (either because they involve a different type of relationship or a different dollar amount), the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, shall be made by the directors who satisfy the independence guidelines set forth above. The Company will explain in the next proxy statement the basis for any Board determination that a relationship was immaterial despite the fact that it did not meet the categorical guidelines of immateriality set forth above.

State Street Corporation
One Lincoln Street
Boston, MA 02111-2900